05012763

RECEIVED NOV 21 2005 203

PRESS RELEASE

2 August 2005

Favourable economic climate for ABIL

African Bank Investments Ltd (ABIL) publishes regular operational updates, which focus primarily on recent sales trends, the size and composition of the advances book and asset quality. Leon Kirkinis, CEO African Bank says, "The continued favourable economic climate in our target market, as well as the early benefits from various growth and business optimisation strategies within ABIL, have been evident in the quarter in terms of sales, book growth and asset quality."

The sales environment has been buoyant over the last quarter resulting in an increase of 34% relative to the equivalent quarter in 2004. This has translated into a year-to-date growth in sales of 21%, ahead of the 15% to 20% growth target range previously communicated. ABIL expects sales for the full year to be at the higher end of this range.

The lending books grew by an annualised rate of 19% but total advances at R6 124-million were flat on September 2004, as the group continued to write off non-performing loans (NPLs) in the pay down books. Gross interest-bearing advances grew by an annualised 10% from R5 100-million as at 30 September 2004 to R5 474-million as at 30 June 2005.

Kirkinis continues, "We expect margins to continue to lift towards the end of the 2005 financial year, due to the changing mix of products in the portfolio, and then to begin to fall gradually as the price reduction and differentiation strategies begin to feed through together with the expected revenue growth, cost absorption and risk profile benefits. The R100 reduction in the administration fees announced in May has already had a positive impact on sales."

PROCESSED NOV 23 2005

NPLs continued their steady rate of decline and fell a further R127-million during the quarter, resulting in the NPLs as a percentage of total advances decreasing from 30% in March 2005 to 27.4% as at 30 June 2005. Bad debts written off, as a percentage of advances, remained high during this quarter as the writing off of loans from the pay down books was accelerated. Overall provision coverage reduced from 71.2% at March 2005 to 69.7% at June 2005, relatively steady given that a high proportion of fully provided loans are being written off.

Operating costs have continued to reduce in line with expectations and the company remains on track to deliver its 17% cost-to-advances target by 2006. The group held non-statutory cash reserves of R1 478-million after the payment of the interim dividends.

"In line with our growth strategy, African Bank opened 20 new branches 2005. The introduction of a new loan product to cheque account holders, the extension of the product range to incorporate customers from all the banks and the product line expansion of African Bank long-term products into Credit Indemnity branches have also been key to the increase in sales and market penetration." concludes Kirkinis.

Ends

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP)(ISIN: ZAE000065215)
("ABIL")

Operational update for the third quarter ending 30 June 2005

1. INTRODUCTION

ABIL publishes regular operational updates, which focus primarily on recent sales trends, the size and composition of the advances book and asset quality. It is important to note that while the update gives an indication of these factors as well as any other pertinent issues, these do not necessarily reflect overall profitability levels of the group.

2. OVERVIEW

The continued favourable economic climate in our target market, as well as the early benefits from various growth and business optimisation strategies within ABIL have been evident in the quarter in terms of sales, book growth and asset quality.

The sales environment has been buoyant over the last quarter resulting in an increase of 34% relative to the equivalent quarter in 2004. This has translated into a year to date growth in sales of 21%, ahead of the 15% to 20% growth target range previously communicated. The group expects sales for the full year to be at the higher end of this range.

The lending books grew by an annualised rate of 19% but total advances at R6 124 million were flat on September 2004, as the group continued to write off non-performing loans in the pay down books. Gross interest-bearing advances grew by an annualised 10% from R5 100 million as at 30 September 2004 to R5 474 million as at 30 June 2005.

As previously stated, the group expects margins to continue to lift towards the end of the 2005 financial year, due to the changing mix of products in the portfolio, and then to fall gradually as the price reduction and differentiation strategies begin to feed through together with the expected revenue growth, cost absorption and risk profile benefits.

Non-performing loans ("NPLs") maintained their steady downward trend and reduced by R127 million to R1 679 million in the quarter. NPL coverage was 69.7%.

Operating costs have continued to reduce in line with expectations and the group remains on track to deliver its 17% cost-to-advances target by 2006.

The group held non-statutory cash reserves of R1 478 million after the payment of the interim dividends.

3. SALES

	% change 05 vs 04	Sales value (R million)							
		2005				2004			
		9 mths	Qtr 3	Qtr 2	Qtr 1	9 mths	Qtr 3	Qtr 2	Qtr 1
African Bank - retail	36%	**2 143**	828	596	719	**1 579**	514	494	571
African Bank - payroll	(14%)	**182**	57	57	67	**211**	64	66	81
African Bank	30%	**2 325**	**885**	**653**	**786**	**1 789**	**577**	**560**	**652**
Credit Indemnity	8%	**739**	258	230	251	**683**	218	209	255
Miners Credit	9%	**489**	147	153	189	**448**	148	131	169
Standard Bank JV	6%	**268**	100	75	93	**254**	89	84	81
Vehicle Finance	39%	**130**	41	42	47	**94**	38	29	26
Total	**21%**	**3 951**	1 432	1 153	1 366	**3 267**	1 070	1 013	1 183

Sales for the first nine months of 2005 were 21% higher than the equivalent period of 2004, boosted by a strong 3rd quarter in which sales grew by 34% over the comparative period.

African Bank retail debit order products were the major contributors to this growth and achieved a 36% increase over the nine months, which comprised a 22% growth in the number of loans sold and an 11% increase in the average loan size. African Bank payroll sales fell by 14%, as the group has continued to limit its payroll products to large corporates, although the sales have levelled off at approximately R60 million per quarter.

The integration and business re-engineering of Credit Indemnity during the 1st half of 2005 impacted sales and has resulted in a moderate 8% growth for the first nine months of 2005. However this has picked up in the 3rd quarter with an increase of 18% over the prior period. Miners Credit has maintained a steady growth of 9% in light of a cautious approach to this sector. In addition, sales were also negatively affected by strikes at certain mines. Commercial Vehicle Finance delivered a 39% growth in sales, albeit off a low base in 2004.

A number of growth strategies were implemented in the past twelve months to take advantage of opportunities identified last year. Since January, African Bank has opened twenty new branches. This, together with the introduction of a new loan product to cheque account holders, the extension of the product range to incorporate customers from all the banks and the product line expansion of African Bank long-term products into Credit Indemnity branches have been key to the increase in sales and market penetration. These initiatives were particularly successful in broadening the client base.

The new risk-based differentiated pricing strategy is in the process of being implemented, and it is too early to comment on its impact, but it is evident that the R100 reduction in the administration fee in May has already lifted sales, specifically resulting in higher loan values.

Sales were also supported by a deliberate increase in average loan sizes and terms, given that vintages had fallen to levels below which the group deemed optimal in terms of its risk underwriting parameters.

Quarterly Sales Trend



Rm
1 500
1 400
1 300
1 200
1 100
1 000
900
800
700
600
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05

4. GROSS ADVANCES

The table below sets out the composition of gross advances as at 30 June 2005 and the movements since 30 September 2004.

R million	YTD annualised % growth	As at 30 Jun 05	As at 31 Mar 05	As at 30 Sep 04
Lending books	**19%**	**5 346**	**5 104**	**4 685**
African Bank - retail debit order	38%	3 222	2 937	2 511
African Bank - payroll	(34%)	695	793	934
African Bank	18%	3 917	3 731	3 444
Credit Indemnity	19%	461	436	403
Miners Credit	32%	470	444	379
Standard Bank JV	15%	303	295	273
Commercial Vehicle Finance	38%	241	230	187
Provision for deferred admin fees	n/a	(45)	(31)	0
Pay down books	**(62%)**	**777**	**910**	**1 444**
Persal	(36%)	220	242	302
Saambou PLB	(56%)	540	647	931
GEMS	n/a	17	21	99
ACFC	n/a	0	0	94
ABCommerce	n/a	0	0	18
Gross advances	**(0%)**	**6 124**	**6 014**	**6 129**
Less: Non-interest-bearing advances	(49%)	650	796	1 029
Gross interest-bearing advances	**10%**	**5 474**	**5 218**	**5 100**

The lending books grew by an annualised 19% in the past nine months, compared to a 14% annualised growth for the same period last year, driven primarily by the increased sales in the 3rd quarter. The pay down books declined by an annualised 62% as a result of continued collections and a high level of write-offs. While overall gross advances are flat due to the contrasting trends above, the reduction in non-interest-bearing advances (correlated to further reductions in NPLs) has resulted in the gross interest-bearing advances growing by an annualised 10% for the nine months to June 2005.

The growth in the retail debit order book is closely correlated with the sales trends described above. The loan books of Credit Indemnity and Miners Credit have however grown more rapidly than sales as the average terms of these books have lengthened.

The African Bank retail debit order and payroll split for March 2005 has been adjusted by R54 million, due to an error in the reported classification between these two categories as a result of a cleanup of static data in May 2005. The December 2004 and September 2004 reported splits were unaffected by this error.

The lending books as a proportion of total advances have increased from 76% in September 2004 to 87%, which has continued to have a positive impact on both margins and asset quality.

The split of the non-interest bearing advances between lending books and paydown books is set out in the following table.

R millions	Gross advances	NPLs	Non-interest-bearing advances (NIBA)	NIBA as a % of NPLs
Lending books	5 346	1 150	407	35%
Pay down books	777	529	243	46%
Gross advances	**6 124**	**1 679**	**650**	**39%**

The group suspends interest on loans that are in an advanced stage of the NPL-cycle (approximately nine months in arrears, depending on collection status), in order to avoid the recognition of interest income that is then immediately reversed through the raising of provisions due to low collectability. As a result of both the large population of NPLs and the longer average age of NPLs that arose from the credit bubble, and the subsequent acquisition of the Saambou book which was heavily in arrears, the non-interest-bearing advances peaked at approximately R1.5 billion. Since then, the cash collections and aggressive write-offs of NPLs have resulted in the total population of NPLs and the average age of NPLs reducing. This has caused a significant decline in the non-interest-bearing advances to R650 million. Just as the total NPLs to gross advances are nearing normalised levels again, so too are the levels of NPLs on which interest is suspended.

5. ASSET QUALITY

NPLs continued their steady rate of decline and fell a further R127 million during the quarter, resulting in the NPLs as a percentage of total advances decreasing from 30.0% in March 2005 to 27.4% as at 30 June 2005. Bad debts written off, as a percentage of advances, remained high during this quarter as the writing off of loans from the pay down books was accelerated. Overall provision coverage reduced from 71.2% at March 2005 to 69.7% at June 2005, relatively steady given that a high proportion of fully-provided loans are being written off.

ASSET QUALITY

R million	% change since Sep 04	30 Jun 05	31 Mar 05	30 Sep 04
Advances				
Performing	14%	4 444	4 209	3 883
Non-performing	(25%)	1 679	1 806	2 246
Total	(0%)	**6 124**	**6 014**	**6 129**
Impairment provisions and reserves				
Portfolio impairment provisions	20%	37	35	31
Specific impairment provisions	(35%)	992	1 121	1 514
Stangen credit life reserves	26%	141	130	112
Total impairment provisions and reserves	(29%)	**1 170**	**1 286**	**1 657**
Ratio's				
NPL's as a % of total advances		27.4%	30.0%	36.6%
Total impairment provisions as a % of NPLs (NPL coverage)		69.7%	71.2%	73.8%
Total impairment provisions and reserves as a % of total advances		19.1%	21.4%	27.0%
Bad debt write-offs as a % of average gross advances		21.6%	22.5%	13.5%

Vintage curves track each month's new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various default statuses, which are defined by a given number of cumulative missed instalments. As reflected in the African Bank Retail charts below, the vintages have over the past two years remained in a band of less than a 3% variation. The group dynamically manages the relationship between the price of the loans it offers, the associated underwriting risk and the costs of doing business. In this regard the key ratios it targets are:

- a bad debt charge as percentage of interest income earned of 20%, and
- costs to interest-bearing advances of approximately 17%.

Given that the bad debt charge ratio has been below target for some time, the group has been deliberately increasing its risk profile during the course of the last twelve months. The vintages have been rising as a result of this strategy, which has increased the bad debt charge, albeit slightly. This is however, being more than offset by a positive lift in advances growth and gross income as well as improved cost absorption.



VINTAGE GRAPH - African Bank
(More than 3 instalments missed)
15.0%
12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
% Delinquency
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months On Book
Jul-03 Aug-03 Sep-03 Oct-03 Nov-03 Dec-03 Jan-04 Feb-04 Mar-04 Apr-04
May-04 Jun-04 Jul-04 Aug-04 Sep-04 Oct-04 Nov-04 Dec-04 Jan-05 Feb-05

The peak sales periods of November/December traditionally have the highest vintages. The later vintages indicate that the historic pattern is intact, with January and February risk levels again lower than the seasonal peaks.

ABIL is cautiously positioned for any change in the credit cycle in the year ahead. Given this stance and the impending implementation of the new Credit Bill, the group has started to reduce its risk exposure to the highest risk groups in its target market, by shortening loan term, reducing loan sizes and increasing its decline rate in these bands. The adjustments have not had a noticeable effect on sales, as it represented only a small percentage of the population by value.

6. NATIONAL CREDIT BILL

The Department of Trade and Industry recently tabled the National Credit Bill in parliament for expected promulgation towards early 2006. Since the Bill is enabling in nature, it requires a set of regulations to be promulgated before it can be fully implemented, and these still require further debate and clarification. It is therefore not expected to have any impact for the current financial year.

The group is confident that its preparations for the implementation of the Bill are on track, and that it is ready to meet the challenges of the changes that will unfold.

7. BLACK EQUITY OWNERSHIP PROGRAMME

ABIL announced its broad-based black equity ownership programme in May 2005. A general meeting will be held on 5 August 2005, where shareholders are requested to approve the issue of shares to the limited-purpose vehicle created for the programme. If approved, a prospectus to invite potential beneficiaries to participate will be posted in October 2005.

ABIL also announced a special dividend of 70 cents per share in lieu of the dilution created by the issue of shares. The salient dates for the special dividend will be announced on 8 August 2005, should the resolutions be passed.

On behalf of the board
3 August 2005

This announcement is available on the African Bank Investments Limited website at <u>http://www.africanbank.co.za</u>. ABIL will be hosting an investors' day on 3 August 2005. The presentations that will be given on the day are also available on the website.

Registered office: 59 16th Road, Midrand, 1685

Share transfer secretaries: Ultra Registrars (Pty) Ltd, 11 Diagonal Street, Johannesburg, 2001.

Board of directors
Executive directors: G Schachat (Deputy Chairman), L Kirkinis (Chief Executive Officer), JA de Ridder, A Fourie, AG Herselman, MLD Marole, TM Sokutu, DF Woollam
Non-executive directors: AS Mabogoane (Chairman), DB Gibbon, BD Goba, JJ Kekane, SA Levitt, R Naidoo, BJT Shongwe, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambican), A Tugendhaft.
Group Secretary: S Martin

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP)(ISIN: ZAE000065215)
("ABIL")

THE INTRODUCTION OF A NEW LONG-TERM INCENTIVE PROGRAMME BY ABIL AND THE CONVERSION OF THE EXISTING ABIL OPTION SCHEMES

In the interest of good corporate governance and transparent disclosure, ABIL would like to draw investors' attention to certain proposed changes that it wishes to implement in terms of its long-term incentive programmes for its employees. The necessary approvals for these proposed changes are included in the transaction circular and notice of general meeting issued by ABIL on 12th July 2005 for a meeting convened on 5th August 2005, which will also consider ABIL's proposed BEE programme.

Introduction

ABIL currently operates its share participation schemes through the ABIL Employee Share Participation Scheme and the Baobab Solid Growth Share Option Scheme which involves the granting of vanilla options, vesting at pre-determined strike prices over a 5-year period in equal 20% tranches.

Recent changes in both accounting statements (IFRS 2) as well as taxation law (section 8C of the Income Tax Act) have rendered the current schemes inefficient. In addition, there is an increasing market view that traditional option schemes, whilst purporting to align reward to shareholder interest, do not always achieve this due the asymmetric profile of options (i.e. limited risk and highly geared returns). Lastly, for companies with a high dividend yield, such as ABIL, there is an embedded conflict between the value for option holders and shareholders resulting from these dividend payments.

Given all these issues ABIL's remuneration committee has decided to implement a new long-term incentive programme to counteract the negatives associated with the current schemes.

The new long-term incentive programme

In developing a fresh approach to its incentive programmes, ABIL has committed itself to the core principle that all incentives (incorporating short-term bonuses and long-term incentive structures) should be funded out of a percentage of the economic profit or EVA of the ABIL group for each year.

Currently the annual short-term bonuses are determined in this manner, using a range of 12.5% to 17.5% of pre-tax grossed up economic profit for each year, whilst option grants have been based on a discretionary determination approved by the remuneration committee and Board from time to time.

Going forward, the remuneration committee of ABIL has set a guideline for the combined incentive pool to be 17.5% to 22.5% of pre-tax grossed up economic profit, to fund both annual bonuses and long-term incentives grants. Thus the cost of replacing the existing option scheme will be effectively 5% of the annual after tax economic profit.

The new long-term incentive programme will be introduced in November 2005, based on the earnings for the year to 30 September 2005. If the long-term incentive programme had been

implemented for the 2004 financial year, the 5% additional pool would have been approximately R30 million and therefore an after tax cost to the company of R21 million.

In addition to the qualitative benefits, the primary financial benefit of the introduction of a new long-term incentive programme, described in more detail below, is the cost saving to the company from the tax deductibility of the expense. In addition, the long-term incentive programme is likely to result in lower volatility in earnings due to the lower level of gearing inherent in the long-term incentive programme when compared to traditional options.

The new long-term incentive programme ("LTIP") will be a cash settled incentive based on a 'phantom' equity scheme. The size of the initial LTIP for each year will be based on the EVA-derived incentive pool, whilst the subsequent performance of the ABIL share price will determine the eventual cash payouts from time to time. The cash awards under the long-term incentive programme will vest to the individual over 4 years at 25% per annum.

Conversion of the current schemes

The current schemes has approximately 4 years to unwind and given the inefficiencies referred to above, it would be optimal, in addition to embarking on the new scheme, to also convert the existing scheme rather than let it run down over time.

The key principle in assessing this is to ensure that any conversion is designed to put individuals in a similar economic position which they had prior to the conversion, while accruing other potential benefits to the company. The main benefits to be derived for the company is the tax deductability of the cost in the hands of the company, the structure being more capital efficient and there being less disruption in the market with regard to the issuing and selling of shares in ABIL to cover the cost of options.

It is therefore proposed that ABIL makes changes to the current option scheme, and give employees the following 3 options to choose from:

1. **Remain within the current option scheme on the existing terms and conditions.**
2. **To convert current options to a synthetic instrument that would simulate a physical holding in ABIL shares backed by an interest-bearing loan.**
   The current rules that pertain to vesting rights under resignation, dismissal, death etc would apply to the converted instrument.
3. **To exercise existing options, take up and pay for the shares out of personal resources.**
   In order to protect the company from unvested shares being sold, the individual will grant the company a cash settled call over the profits made on the shares purchased, in the event that they leave before the vesting dates.

To encourage employees to migrate to the new scheme, employees would under options 2 and 3 be given an early vesting of the last tranche of each option series they hold. The current scheme has approximately 40 million options outstanding, with an intrinsic value of approximately R420 million. The key risk to the company for granting this concession is the inability to recover the profits taken on this early vesting tranche on any employees that leave before the original vesting dates. Given that this affects approximately 25% of the options outstanding and by applying probabilities of resignation and remaining vesting terms of these options, the remuneration committee was satisfied that the risk was not material.

Additional information
Investors requiring additional information regarding the new long-term incentive programme or the conversion of the current schemes are referred to a transaction circular and notice of general meeting which will be posted to shareholders today, and which is also available on ABIL's website at www.africanbank.co.za.

Johannesburg
12 July 2005
Issued by Sponsor
Deutsche Securities (SA) (Pty) Limited

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration Number 1946/021193/06)
Ordinary Share Code : ABL ISIN : ZAE000030060
Preference Share Code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

Details of a general meeting and salient dates relating to the black equity ownership programme

1. Introduction

Further to the announcement dated 16 May 2005, ABIL is pleased to announce the details of a general meeting to be held in respect of its broad-based black equity ownership programme. In terms of the black equity ownership programme, a large group of historically disadvantaged people, through a limited purpose vehicle, to be named Eyomhlaba Investment Holdings Limited ("Eyomhlaba"), and the ABIL Development Trust, a trust formed to complement the corporate social responsibility programmes of ABIL, will acquire an initial 7% shareholding in ABIL, valued at approximately R600 million.

The general meeting will take place at 10h00 on Friday, 5 August 2005 at ABIL's offices at 59 16th Road, Midrand. Shareholders are invited to join the directors from 08:30 on 5 August for a presentation and discussion of the black equity ownership programme.

While the black equity ownership programme will constitute the main business of the general meeting, shareholders should note that ABIL is also proposing changes to:
- its employee incentive schemes;
- its articles of association to allow for an odd-lot offer; and
- the article relating to the voting of proxies in order to allow shareholders of Eyomhlaba to vote their indirect holdings in ABIL at ABIL shareholders meetings.

Details of these changes are contained in the circular to be posted to shareholders today. This circular is also available on ABIL's website at www.africanbank.co.za

2. *Salient dates and times*

The salient dates and times in respect of the general meeting are set out below:

	2005
Circular posted to shareholders on	Tuesday 12 July
Last day to lodge form of proxy for general meeting by 10:00 on	Wednesday 3 August
General meeting of shareholders to be held at 10:00 on	Friday 5 August

Results of general meeting published on SENS on	Friday 5 August
Results of general meeting published in the press on	Monday 8 August

Note

These dates and times are subject to change. Any such change will be published on SENS and in the press. Any reference to time is a reference to South African time.

Midrand
12 July 2005

Merchant bank, debt arranger, co-underwriter and joint sponsor
RMB Corporate Finance, a division of FirstRand Bank Limited

Co-underwriter
Barclays Bank Plc, South Africa branch

Attorneys
Prinsloo, Tindle & Andropoulos Inc

Lead sponsor
Deutsche Securities

Independent expert, reporting accountants & tax advisors
Deloitte & Touche

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY DIRECTORS

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following dealings by directors:

Director	:Leon Kirkinis
Company	:ABIL
Office held	:CEO
Nature of transaction	:Purchase of shares
Number of shares	:554 000
Average Purchase price	:1780 cps
Dates of Transactions	:6 and 7 June 2005
Total value of Transaction	:R9 860 661
Security class	:Ordinary shares
Nature and extent of director's interest	:Indirect Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Director	:Johan de Ridder
Company	:ABIL
Office held	:Executive Director
Nature of transaction	:Delivery of shares following the exercise of an option accepted on 25 April 2001 and exercised on 6 June 2005
Number of options	:200 000
Option strike price	:408 cps
Total value of transaction	:R816 000
Date of transaction	:7 June 2005
Period of vesting	:The options had vested on 25 April 2005
Delivery periods	:No earlier than the various vesting periods but no later than 25 April 2008
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Midrand
8 June 2005
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN : ZAE000030060)
("ABIL")

DEALINGS BY DIRECTORS AND COMPANY SECRETARY

ABIL advises that, in accordance with rules 3.63 to 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, it has been informed of the following:

Director	:Leon Kirkinis
Company	:ABIL
Office held	:CEO
Nature of transaction	:Delivery of shares in terms of an option accepted on 4 April 2001
Number of options	:600 000
Option strike price	:408 cps
Date of transaction	:25 May 2005
Period of exercise/vesting	:The options were exercised on 9 April 2001 and had vested on 4 April 2005
Total value of Transaction	:R2 448 000
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 was obtained
Nature of transaction	:Delivery of shares in terms of an option accepted on 1 April 2003
Number of options	:60 000
Option strike price	:410 cps
Date of transaction	:25 May 2005
Period of exercise/vesting	:The options were exercised on 8 December 2003 and had vested on 1 April 2005
Total value of Transaction	:R246 000
Security class	:Ordinary shares
Nature and extent of director's interest	:Indirect Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Director	:Gordon Schachat
Company	:ABIL
Office held	:Executive Deputy Chairman
Nature of transaction	:Delivery of shares in terms of an option accepted on 9 April 2001
Number of options	:600 000
Option strike price	:408 cps
Date of transaction	:25 May 2005
Period of exercise/vesting	:The options were exercised on 9 April 2001 and had vested on 9 April 2005
Total value of Transaction	:R2 448 000
Security class	:Ordinary shares
Nature and extent of director's interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 was obtained
Nature of transaction	:Delivery of shares in terms of an option accepted on 22 April 2003
Number of options	:60 000
Option strike price	:410 cps
Date of transaction	:25 May 2005
Period of exercise/vesting	:The options were exercised on 8 December 2003 and had vested on 22 April 2005
Total value of Transaction	:R246 000
Security class	:Ordinary shares
Nature and extent of director's interest	:Indirect Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Company Secretary	:Sarita Martin
Company	:ABIL
Office held	:Company Secretary
Nature of transaction	:Exercise and delivery of options already granted and accepted in ABIL on 27 March 2003 and subsequent sale of shares
Number of options	:19 226
Option strike price	:410 cps
Selling price	:1673 cps
Date of sale transaction	:25 May 2005
Period of exercise/vesting	:The options had vested by 27 March 2005 and were exercised on 23 May 2005
Total value of Sale Transaction	:R 321 660.59

Security class	:Ordinary shares
Nature and extent of interest	:Direct Beneficial
Clearance	:The required clearance per rule 3.66 was obtained

Midrand
25 May 2005

Sponsor
Deutsche Securities (SA) (Proprietary) Limited

If you have any questions regarding the contents of this circular, please call ABIL on (011) 256 9196 or contact your broker.

Shareholders are invited to join the directors of ABIL from 08:30 on Friday 5 August 2005 for a presentation on the black equity ownership programme.

AFRICAN BANK

African Bank Investments Limited

(Registration number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215

Circular to shareholders

relating to:

- **the black equity ownership programme;**
- **the authorisations required under and amendments to the employee share participation schemes;**
- **approval to implement an odd-lot offer;**
- **a special dividend; and**
- **amendments to the articles of association;**

and including:

- **a notice of general meeting; and**
- **a form of proxy (for the use of certificated and "own name dematerialised shareholders" only).**

12 July 2005

RAND MERCHANT BANK
A division of FirstRand Bank Limited
Merchant bank, debt arranger, co-underwriter and joint sponsor

Attorneys
Prinsloo, Tindle & Andropoulos Inc.
Attorneys

Co-underwriter
BARCLAYS

Lead sponsor
Deutsche Securities
Member of the Deutsche Bank Group

Independent expert
Deloitte.
Corporate Finance Division
Deloitte & Touche Chartered Accountants (SA)
Registered Accountants and Auditors

Reporting accountants, auditors and tax advisors
Deloitte.
Deloitte & Touche Chartered Accountants (SA)
Registered Accountants and Auditors

Corporate information

Company secretary and registered office

Sarita Martin
B.Proc, LLB
African Bank Investments Limited
(Registration number 1946/021193/06)
59, 16th Road
Halfway House
Midrand, 1685
(Private Bag X170, Midrand, 1685)

Transfer secretaries

Ultra Registrars (Proprietary) Limited
(Registration number 2000/007239/07)
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

Merchant bank, debt arranger, co-underwriter and joint sponsor

Rand Merchant Bank
A division of FirstRand Bank Limited
(Registration number 1929/001225/06)
1 Merchant Place
Corner Fredman Drive and Rivonia Road
Sandton, 2196
(PO Box 786273, Sandton, 2146)

Lead sponsor

Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)
3rd Floor
3 Exchange Square
87 Maude Street
Sandton, 2196
(Private Bag X9933, Sandton, 2146)

Attorneys

Prinsloo, Tindle & Andropoulos Inc
(Registration number 1998/021593/21)
1st Floor
17 Fricker Road
Illovo Boulevard, 2196
(PO Box 55024, Northlands, 2116)

Independent expert, reporting accountants, auditors and tax advisors

Deloitte & Touche
Deloitte & Touche Place
The Woodlands
Woodlands Drive
Woodmead
Sandton, 2196
(Private Bag X6, Gallo Manor, 2052)

This circular is available in English only and copies may be obtained from the registered office of the company, the lead sponsor and the transfer secretaries at the addresses set out above. An accompanying simplified booklet in English and Sotho is also available.

Table of contents

Action required by shareholders

This circular is important and requires your immediate attention. The action you need to take is set out below. If you are in any doubt as to what action to take, please consult your broker, banker, accountant, attorney or other financial advisor.

The definitions set out on pages 6 to 9 apply to this section. Please take careful note of the following provisions regarding the actions required by dematerialised and certificated shareholders.

A general meeting of shareholders will be held at 10:00 on Friday 5 August 2005 at African Bank Limited, 59, 16th Road, Midrand to consider and, if deemed fit, pass, *inter alia*, the ordinary and special resolutions required to implement the black equity ownership programme, the odd-lot offer, authorisations under and changes to the employee share participation schemes and the amendments to the articles. A notice convening the general meeting is attached to and forms part of this circular.

Please note that preference shareholders are entitled to attend and speak at the general meeting but cannot vote thereat.

A. If you have dematerialised your ordinary shares, other than with "own name" registration:

- **Voting at the general meeting (ordinary shareholders only)**
  - Your CSDP/broker is obliged to contact you in the manner stipulated in the agreement concluded between you and your CSDP/broker to ascertain how you wish to cast your vote at the general meeting and thereafter to cast your vote in accordance with your instructions.
  - If you have not been contacted, it would be advisable for you to contact your CSDP/broker and furnish it with your voting instructions.
  - If your CSDP/broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the agreement concluded between you and your CSDP/broker.
  - You should **not** complete the attached form of proxy (blue).
- ***Attendance and representation at the general meeting (ordinary and preference shareholders)***

  In accordance with the agreement between you and your CSDP/broker, you must advise your CSDP/broker if you wish to attend the general meeting in person, or if you wish to send a proxy to represent you at the general meeting and your CSDP/broker will issue the necessary letter of authority for you or your proxy to attend and speak at the general meeting.

B. If you have not dematerialised your shares or if you have dematerialised your shares with "own name" registration:

- **Voting at the general meeting (ordinary shareholders only)**

  If you are an ordinary shareholder, you may vote at the general meeting in person, or alternatively, you may appoint a proxy to vote on your behalf at the general meeting.

- **Attendance at the general meeting (ordinary and preference shareholders)**

  As an ordinary or preference shareholder, you may attend and speak at the general meeting in person or alternatively, you may appoint a proxy to attend and speak on your behalf at the general meeting.

- **Appointment of proxy (ordinary and preference shareholders)**

  In order to appoint a proxy to represent you at the general meeting you should complete the attached form of proxy (blue) in accordance with the instructions it contains and return it to the transfer secretaries to be received by no later than 10:00 on Wednesday 3 August 2005.

If you wish to dematerialise your ordinary shares, please contact your broker.

If you have disposed of your shares, this circular, together with the attached form of proxy (blue), should be handed to the purchaser of such shares or the broker or other agent who disposed of your shares for you.

Important dates and times

The definitions and interpretations set out on pages 6 to 9 of this circular apply to this section.

	2005
Circular posted to shareholders on	Tuesday 12 July
Last day to lodge form of proxy for general meeting by 10:00 on	Wednesday 3 August
General meeting of shareholders to be held at 10:00 on	Friday 5 August
Results of general meeting released on SENS on	Friday 5 August
Results of general meeting published in the South African press on	Monday 8 August
Amendments to ABIL share participation scheme effective from	Monday 8 August
Expected date of listing of ordinary shares in terms of the specific issue for cash on or about	Tuesday 30 August

Note: These dates and times are subject to change. Any changes will be released on SENS and published in the South African press. Any reference to time is a reference to South African time.

Executive summary of the business to be concluded at the general meeting

In an announcement, dated Monday 16 May 2005, released on SENS and published in the South African press, shareholders were advised that ABIL intends to facilitate a black equity ownership programme which will result in the acquisition of an effective 7% in the issued ordinary share capital of ABIL by a broad base of HDIs. Full terms of the black equity ownership programme were disclosed in the announcement and such terms are included in this circular.

The black equity ownership programme has been designed to enable the direct black shareholding in ABIL to grow from the initial 7% to in excess of 15% over ten years, of which at least 10% of ABIL is expected to be unencumbered after the repayment of all related funding. However, there is no limitation to the size of the eventual direct black shareholding.

The black equity ownership programme will be effected through the following steps:

- the issue of 21 212 121 shares at a par value of 2.5 cents per share by ABIL to a limited purpose vehicle, Eyomhlaba, and the ABIL Development Trust;
- the raising of R150 million senior preference share funding by Eyomhlaba;
- an offer by Eyomhlaba to the participants in order to raise R100 million of equity capital, more fully described in paragraph 4.6 of this circular; and
- the acquisition of further ABIL shares over time by Eyomhlaba at prevailing market prices.

The directors have proposed to amend Article 10 of the company's articles to ensure that shareholders of Eyomhlaba have the ability to vote their proportionate indirect share of the underlying ABIL shares held by Eyomhlaba, at ABIL shareholder meetings, through the use of the proxy mechanisms available in the Companies Act.

The board has also proposed an odd-lot offer in order to reduce the substantial and ongoing costs of administration associated with having a large number of odd-lot holders and to provide an inexpensive method for odd-lot holders to realise their investment in ABIL.

ABIL, by proposing this odd-lot offer, will provide its odd-lot holders who wish to participate in the odd-lot offer a cost effective means of either disposing of or increasing their shareholdings. Alternatively, odd-lot holders may elect to retain their odd-lot holdings. Odd-lot holders who choose to sell their ABIL shares will be afforded the opportunity of realising the maximum possible proceeds from the sale of their odd-lots.

The odd-lot offer will be implemented subsequent to the implementation of the black equity ownership programme but prior to the next annual general meeting. All ordinary shareholders who are odd-lot holders will be entitled to participate in the odd-lot offer.

The directors have resolved to seek shareholder approval for an amendment to the articles at the general meeting to authorise the directors to undertake the odd-lot offer.

All HD shareholders who are odd-lot holders will first be offered the opportunity to utilise their odd-lot holdings to participate in the black equity ownership programme by tendering their ABIL shares to pay the subscription price of Eyomhlaba shares.

In addition, the directors are proposing certain authorisations under and changes to the existing employee share participation schemes and the implementation of a new long-term incentive programme. These changes are as a result of:

- changes in the accounting treatment of such schemes due to ABIL implementing IFRS 2 from 1 October 2005;
- the ABIL group reviewing its long-term incentive strategy in light of the increasing debate around the efficacy of share option schemes;
- changes in the tax treatment of employees participating in share option schemes.

The implementation of the new long-term incentive programme does not require specific shareholder approval and the information in this regard has been provided for the purposes of good corporate governance.

The purpose of this circular is to furnish shareholders with, *inter alia*, the terms of the black equity ownership programme, in accordance with the provisions of the Companies Act and the Listings Requirements of the JSE, and to convene the general meeting to consider and, if deemed fit, to pass the ordinary and special resolutions required to approve, *inter alia*:

- the specific issue for cash in terms of the black equity ownership programme;
- the odd-lot offer, which will be implemented prior to the next annual general meeting, including a specific authority for ABIL to repurchase and issue its shares for purposes of the odd-lot offer;
- authorisations under and changes to the employee share participation schemes; and
- the amendments to the articles.

Definitions

In this circular, unless otherwise stated or the context otherwise indicates, reference to the singular shall include the plural and *vice versa* and words denoting one gender include the others. Expressions denoting natural persons include juristic persons and associations of persons and the words in the first column have the meanings stated opposite them in the second column, as follows:

"ABIL" or "the company"	African Bank Investments Limited (registration number 1946/021193/06), a public company incorporated in South Africa the shares of which are listed on the JSE;
"the ABIL Development Trust"	the ABIL Development Trust (IT5909/05), one of the beneficiaries of the black equity ownership programme;
"ABIL group"	ABIL and its subsidiary companies and associates;
"aggregate net issued shares"	the aggregate of ordinary shares in issue (net of treasury shares) after the specific issue for cash;
"articles"	the articles of association of ABIL;
"the Banks Act"	Banks Act, 1990 (Act 94 of 1990), as amended;
"Barclays"	Barclays Bank plc, South Africa Branch (External Company registration number 1998/005292/10);
"BEE"	black economic empowerment;
"black equity ownership programme"	the ABIL BEE programme whereby the ABIL Development Trust and Eyomhlaba, owned by HDIs, most of whom are associated with ABIL, will acquire an initial beneficial interest of approximately 7% in ABIL;
"the board"	the board of directors of ABIL;
"certificated shareholders"	shareholders holding shares in certificated form;
"this circular"	this bound circular, dated 12 July 2005, including all annexures, the notice of general meeting and the form of proxy (blue) contained herein;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	Companies Act, 1973 (Act 61 of 1973), as amended;
"contribution by participants"	equity capital to be raised from participants by way of subscription for shares in Eyomhlaba;
"CSDP"	Central Securities Depository Participant;
"dematerialised shareholders"	shareholders holding dematerialised shares;
"dematerialised shares"	ordinary shares which have been incorporated into the STRATE system and which are no longer evidenced by documents of title;
"Deloitte"	Deloitte & Touche, the independent expert appointed by ABIL in terms of the JSE Listings Requirements and the reporting accountants, auditors and tax advisors to the black equity ownership programme component as contained in this circular;

"directors"	the directors of ABIL, whose names are set out in paragraph 10 of this circular;
"direct black shareholding"	direct HDI shareholding in ABIL as a result of the black equity ownership programme;
"documents of title"	share certificates, certificated transfer deeds, balance receipts or any other documents of title to shares acceptable to the board;
"effective date"	the effective date of the specific issue for such cash will be the second business day after the record date to determine who receives the ABIL special dividend referred to in paragraph 5 of this circular, which effective date is expected to be on 30 August 2005;
"employee share participation schemes"	the existing "ABIL Employee Share Participation Scheme" and the "Baobab Solid Growth Share Option Scheme" whereby ABIL employees are given rights to acquire shares in ABIL under schemes approved by shareholders;
"empowerment period"	the envisaged 10-year period of the black equity ownership programme, being the period commencing from the effective date and ending 31 December 2015;
"equity underpin"	the sum of the market value of the specific issue for cash of R350 million, using a share price of R16.50 as disclosed in the black equity ownership programme announcement on 16 May 2005 and the contribution by the participants of R100 million;
"Eyomhlaba"	Africa's Best 344 Limited (registration number 2005/005827/06), a public company incorporated in South Africa, being a limited purpose vehicle specifically created to facilitate the black equity ownership programme and which is to change its name to Eyomhlaba Investment Holdings Limited;
"Financial Sector Charter"	Financial Sector Charter adopted by the Association of Black Securities and Investment Professionals, the Banking Council of South Africa, the Foreign Bankers Association of South Africa and other persons on 17 October 2003;
"funding term"	the initial period of third party funding, being six years;
"general meeting"	the general meeting of shareholders to be held at 10:00 on Friday 5 August 2005 at African Bank Limited, 59, 16th Road, Midrand;
"HDIs"	historically disadvantaged individuals, namely Africans, Coloureds and Asians, limited to natural persons of such race groups who are South African citizens or permanent residents of South Africa, but shall include any natural person who is a director of ABIL and who would have fallen into such category if such director was a resident of South Africa;
"HD customers"	HDIs who were customers of the ABIL group at 16 May 2005;
"HD directors"	HDIs who are directors of ABIL;
"HD employees"	HDIs who are employees of the ABIL group;
"HD directors and employees"	collectively, HD directors and HD employees;
"HD shareholders"	HDIs who were ordinary shareholders or preference shareholders at 24 June 2005 and are still ordinary shareholders or preference shareholders at the closing date of the offer to the participants;
"JSE"	JSE Limited;

"last practicable date"	4 July 2005, being the last practicable date prior to the finalisation of this circular;
"odd-lot holders"	ordinary shareholders holding odd-lot holdings;
"odd-lot holdings"	aggregate shareholdings of less than 100 ordinary shares;
"odd-lot offer"	a proposed offer to odd-lot holders to either sell their odd-lot holdings, purchase or subscribe for ordinary shares to increase their odd-lot holdings to 100 shares, or retain their odd-lot holdings;
"offer price"	the weighted average traded price of the ordinary shares on the JSE over the five trading days prior to the announcement of the offer price on SENS, the date of which is to be determined by the directors, in order to implement the odd-lot offer;
"offer to the participants"	an offer to the participants to subscribe for shares in Eyomhlaba in terms of a prospectus to be issued by Eyomhlaba within the next two months;
"ordinary shareholders"	the registered holders of ABIL ordinary shares;
"ordinary shares" or "ABIL shares"	issued ordinary shares of 2.5 cents each in the share capital of ABIL;
"participants"	collectively, the HD directors, HD employees, HD shareholders, HD customers, HDIs from the general public, and qualifying white employees;
"preference shareholders"	the registered holders of ABIL non-redeemable, non-cumulative, non-participating preference shares;
"proximity principle"	the principle whereby the closer the participant is to the ABIL group, the greater the discount to the intrinsic value of Eyomhlaba shares offered to such participant;
"qualifying white employees"	white employees of the ABIL group who do not participate in the employee share participation schemes;
"Rand" or "R"	South African Rand, the official currency of South Africa;
"Registrar"	the Registrar of Companies;
"RMB"	FirstRand Bank Limited (registration number 1929/001225/06), acting through Rand Merchant Bank, in its capacity as merchant bank, debt arranger, co-underwriter and joint sponsor to ABIL;
"senior preference share funding"	fixed rate, cumulative redeemable preference shares with a par value of R1 000 per share in the share capital of Eyomhlaba with an aggregate value of R150 million;
"senior preference share funders"	jointly, RMB and Barclays;
"SENS"	the Securities Exchange News Service of the JSE;
"shareholders" or "ABIL shareholders"	collectively, ordinary shareholders and preference shareholders;
"South Africa"	the Republic of South Africa;
"specific issue for cash"	the issue of 21 212 121 ordinary shares by ABIL to Eyomhlaba and the ABIL Development Trust at their par value of 2.5 cents per share on the effective date;

"SRP Code"	the Securities Regulation Code on Take-overs and Mergers;
"STRATE"	STRATE Limited (registration number 1998/022242/06), a registered securities depository;
"subscription agreements"	the subscription agreements, dated 4 July 2005, entered into between ABIL and Eyomhlaba, and ABIL and the ABIL Development Trust, in terms of which Eyomhlaba and the ABIL Development Trust have subscribed for ABIL shares in terms of the specific issue for cash;
"transfer secretaries"	Ultra Registrars (Proprietary) Limited (registration number 2000/007239/07), a company incorporated in South Africa;
"treasury shares"	ordinary shares of ABIL held by its subsidiaries;
"VWAP"	volume weighted average price of an ABIL ordinary share; and
"waterfall principle"	principle whereby any shares not taken up by the intended beneficiaries will cascade down to the next category of beneficiaries.

African Bank Investments Limited

(Registration number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215

Circular to shareholders

1. Introduction

In an announcement dated Monday 16 May 2005, released on SENS and published in the South African press, shareholders were advised that ABIL intends to facilitate a black equity ownership programme which will result in the acquisition of an effective 7% in the issued ordinary share capital of ABIL by a broad base of HDIs.

The black equity ownership programme has been designed to enable the direct black shareholding in ABIL to grow from the initial 7% to in excess of 15% over 10 years, of which at least 10% is expected to be unencumbered after the repayment of all related funding. However, there is no limitation to the size of the eventual direct black shareholding.

The black equity ownership programme will be effected through the specific issue for cash of 21 212 121 ordinary shares at their par value of 2.5 cents per share to a limited purpose vehicle, Eyomhlaba, and the ABIL Development Trust. Following this, Eyomhlaba will raise senior preference share funding of approximately R150 million from RMB and Barclays and equity capital of approximately R100 million from the participants. Eyomhlaba will then use the capital raised of approximately R250 million to acquire additional ABIL shares on the open market at prevailing market prices over a reasonable period of time. The black equity ownership programme is more fully described in paragraph 2 below.

The directors have proposed to amend Article 10 of the company's articles to ensure that shareholders of Eyomhlaba have the ability to vote their proportionate indirect share of the underlying ABIL shares held by Eyomhlaba, at ABIL shareholder meetings, through the use of the proxy mechanisms available in the Companies Act.

The board has also proposed an odd-lot offer in order to reduce the substantial and ongoing costs of administration associated with having a large number of odd-lot holders and to provide an inexpensive method for odd-lot holders to realise their investment in ABIL.

ABIL, by proposing this odd-lot offer, will provide its odd-lot holders who wish to participate in the odd-lot offer a cost effective means of either disposing of or increasing their shareholdings. Alternatively, odd-lot holders may elect to retain their odd-lot holdings. Odd-lot holders who choose to sell their shares will be afforded the opportunity of realising the maximum possible proceeds from the sale of their odd-lot shares.

The odd-lot offer will be implemented subsequent to the implementation of the black equity ownership programme but prior to the next annual general meeting. All ordinary shareholders who are odd-lot holders will be entitled to participate in the odd-lot offer.

The directors have resolved to seek shareholder approval for an amendment to the articles at the general meeting to authorise the directors to undertake the odd-lot offer.

All HD shareholders who are odd-lot holders will first be offered the opportunity to utilise their odd-lot holdings to participate in the black equity ownership programme by tendering their ABIL shares to pay the subscription price of Eyomhlaba shares.

In addition, the directors are proposing certain authorisations under and changes to the existing employee share participation schemes and the implementation of a new long-term incentive programme. These changes are a result of:

- changes in the accounting treatment of such schemes due to ABIL implementing IFRS 2 from 1 October 2005;

- the ABIL group reviewing its long-term incentive strategy in light of the increasing debate around the efficacy of share option schemes;
- changes in the tax treatment of employees participating in share participation schemes.

The implementation of the new long-term incentive programme does not require specific shareholder approval and the information in this regard has been provided for the purposes of good corporate governance.

The purpose of this circular is to furnish shareholders with the terms relating to the black equity ownership programme, in accordance with the provisions of the Companies Act and the JSE Listings Requirements and to convene the general meeting to consider and, if deemed fit, to pass, *inter alia*:

- the specific issue for cash in terms of the black equity ownership programme;
- the odd-lot offer, which will be implemented prior to the next annual general meeting, including a specific authority for ABIL to repurchase and issue its shares for purposes of the odd-lot offer;
- authorisations under and changes to the employee share participation schemes; and
- the amendments to the articles.

2. Black equity ownership programme

2.1 Rationale for the black equity ownership programme

ABIL has considered its proposed black equity ownership programme in light of the national imperative to broaden participation of black people in the mainstream economy. As a retail business that targets a large cross-section of the economy, ABIL employs and transacts with a broad base of individuals most of whom are not exposed to empowerment opportunities. Accordingly, ABIL has structured the black equity ownership programme as broadly as possible to give these individuals the opportunity to acquire shares in ABIL through Eyomhlaba, based on the proximity principle more fully described in paragraph 2.3 below.

ABIL's approach entails determining a transparent and acceptable upfront cost to shareholders (with no subsequent cost or dilution) which would be used to provide a material equity underpin to ensure that the structure is sustainable. This allows for meaningful equity to be contributed by the participants and for third party funding to be raised on an arm's length basis.

The black equity ownership programme was designed around the following key principles:

- the long-term benefits of the black equity ownership programme should reach a wide community of individuals that are associated with ABIL;
- the structure should not focus on the nominal size of the black equity ownership programme at the outset, but rather should be designed to achieve a minimum of 10% unencumbered direct black shareholding within the empowerment period;
- the structure should optimise any contribution by ABIL shareholders by using it as an equity underpin for the black equity ownership programme. This contribution should be a once-off cost to ABIL shareholders;
- the contribution by ABIL shareholders should be enhanced by meaningful capital contributions by the participants;
- the structure should raise senior preference share funding on an arm's length basis, without any recourse to ABIL or its shareholders;
- any shares not taken up by the intended beneficiaries will cascade down to the next category of beneficiaries in terms of the waterfall principle;
- the allocation of shares to participants should be based on the proximity and waterfall principles; and
- the participants should have the ability to directly vote their proportional share of the underlying ABIL shares at any meeting of ABIL's shareholders.

2.2 Steps required to implement the black equity ownership programme

The black equity ownership programme will be implemented via a series of steps outlined below:

Step 1 Eyomhlaba and the ABIL Development Trust are established and ABIL enters into subscription agreements whereby ABIL will issue 20 151 515 and 1 060 606 ABIL shares to Eyomhlaba and the ABIL Development Trust, respectively, at par value on the effective date.

Step 2 Eyomhlaba raises senior preference share funding of approximately R150 million from RMB and Barclays.

Step 3 Eyomhlaba undertakes an offer to the participants in respect of ordinary shares in Eyomhlaba to raise R100 million of equity capital from the participants. Of the R100 million approximately R77 million will be raised at the inception of the black equity ownership programme in terms of a capital raising exercise which is anticipated to be concluded by Eyomhlaba within the next three months.

Step 4 Using the R250 million cash raised in Steps 2 and 3 above, Eyomhlaba acquires further ABIL shares in the open market. Assuming a market price of ABIL shares of R16.50, this would amount to approximately 15.1 million shares. The closing price of an ABIL share at the last practicable date is R19.65.

2.3 Subscription price of the Eyomhlaba shares

Participants will be entitled to subscribe for Eyomhlaba shares. The subscription price for Eyomhlaba shares is based on the proximity principle. In terms of this principle the participants closest to the ABIL group are the HD directors and employees. Consequently, these persons will receive the greatest discount to the intrinsic value of Eyomhlaba shares. The participants who are in the next category in terms of the proximity principle are HD shareholders, who consequently get a greater discount than HD customers and HDIs from the general public. The range of discounts applicable to the participants will be a minimum of 60% and a maximum of 85% in terms of the proximity principle.

It is intended that a maximum of 21% of the issued share capital of Eyomhlaba will be reserved for issue to the HD directors and employees over the next three years, more fully described in paragraph 4.6.1 below. The future subscriptions for Eyomhlaba shares reserved for such future issue to such HD directors and employees will be issued at the discounts to intrinsic value at the date that the Eyomhlaba shares are subscribed for by the HD directors and employees. This discount will be less than the discount that the HD directors and employees obtain at the inception of the black equity ownership programme.

The subscription for shares in Eyomhlaba is expected to raise approximately R100 million, which represents an average equity contribution by the participants of approximately 23%. Of the R100 million it is intended that approximately R77 million will be raised from the participants at inception of the black equity ownership programme in terms of a capital raising exercise to be concluded by Eyomhlaba within the next three months. The balance of the equity contribution by the participants, being approximately R23 million, is expected to be raised over the three-year period beginning on the effective date. The R100 million equity contribution by the participants, together with the specific issue for cash to Eyomhlaba provides collateral of approximately R432.5 million against which senior preference share funding will be raised by Eyomhlaba.

2.4 Financing the black equity ownership programme

ABIL proposes that the initial 7% shareholding be financed as follows:

	Value (R'm)	**ABIL shares (m)**
Specific issue for cash	350	21.2[1]
Contribution by participants	100	6.1[1]
Equity underpin	450	27.3
Senior preference share funding	150	9.1[1]
Initial value of BEE initiative	**600**	**36.4**

[1] Based on the ABIL share price of R16.50 as disclosed in the black equity ownership announcement on 16 May 2005. The closing price of ABIL shares at the last practicable date is R19.65.

Each component of financing is dealt with below:

- the specific issue for cash, worth R350 million, represents ABIL shareholders' contribution to the black equity ownership programme and is a once-off, upfront dilution of 4.3%. There will be no further costs to shareholders during the empowerment period. ABIL will mitigate the dilution through the declaration of a special dividend to existing shareholders, described more fully in paragraph 5 below;
- the ordinary shareholders contribution of 1 060 606 ABIL shares to the ABIL Development Trust will not be leveraged in any form. This is to enable the ABIL Development Trust to have sufficient cash flow in the form of the dividends received from the ABIL shares from the inception of the empowerment period to use for public benefit purposes, described more fully in paragraph 3 below;

- ABIL's contribution of 20 151 515 ABIL shares will enable the participants to subscribe for shares in Eyomhlaba at a discount as described more fully in paragraph 2.3 above. This is expected to raise R100 million which together with the specific issue provides collateral of R432.5 million in Eyomhlaba against which senior preference share funding will be raised by Eyomhlaba; and
- Eyomhlaba has concluded an agreement with RMB whereby RMB and Barclays have underwritten R150 million senior preference share funding to be raised by Eyomhlaba. The terms of this senior preference share funding are described more fully in paragraph 2.4.2 below.

The R250 million raised from the participants and the senior preference share funders will be used to acquire additional ABIL shares over a reasonable period of time.

As Eyomhlaba's shareholding in ABIL increases, it is intended that additional third party funding will be introduced to purchase further ABIL shares as well as potentially refinance the initial senior preference share funding, which will have a six-year maturity. Upon the raising of additional third party funding, the aggregate external funding in Eyomhlaba will not exceed 25% of the underlying value of the ABIL shares held by Eyomhlaba and thus the black equity ownership programme will not be subject to the risks associated with highly geared structures.

2.4.1 *The specific issue for cash*

The specific issue for cash represents the ordinary shareholders contribution to the black equity ownership programme and provides the necessary collateral against which Eyomhlaba can borrow to acquire the ABIL shares outlined in paragraph 2.4.2 below. Ordinary shareholders will be requested to approve a specific issue for cash of 21 212 121 new ordinary shares which will represent approximately 4.3% of ABIL's net issued shares; 20 151 515 shares will be issued to Eyomhlaba and 1 060 606 shares to the ABIL Development Trust. The specific issue for cash is at par value, being 2.5 cents per share. The issue price represents a discount of almost 99.9% to the market price of ABIL on the last practicable date. The shareholding structure of ABIL upon implementation of the black equity ownership programme is depicted in paragraph 2.7 below.

The shares issued to Eyomhlaba will be beneficially owned by the participants, of which the HD directors form part. The HD directors are regarded as non-public shareholders as defined in the JSE Listings Requirements. The shareholding of Eyomhlaba is described more fully in paragraph 4.5 below.

Application has been made to the JSE for the listing of the 21 212 121 ABIL shares on the JSE with effect from the commencement of business on Tuesday 30 August 2005.

In terms of the JSE Listings Requirements, the specific issue for cash requires the approval of an ordinary resolution by 75% of ordinary shareholders in general meeting. A notice of general meeting containing such resolution is attached to and forms part of this circular.

Deloitte, the independent expert, has considered the terms of the specific issue for cash and is of the opinion that it is fair and reasonable and has advised the company accordingly. The text of the letter from Deloitte is set out in Annexure 2.

2.4.2 *Senior preference share funding*

Eyomhlaba will raise senior preference share funding of R150 million which has been underwritten by RMB and Barclays on the bases of:

- an indicative fixed coupon rate of 9.48% at the last practicable date, being referenced off the six-year swap rate;
- a six-year term;
- an initial asset cover of 4 times;
- an unwind of the funding structure if the asset cover falls below 2 times.

To the extent that the actual asset cover exceeds certain minimum pre-determined asset cover ratios as a result of ABIL share price appreciation and/ or amortisation of the initial funding, Eyomhlaba will utilise all excess cash flow to buy additional ABIL shares in the open market.

The funding agreement will contain various conditions of default and covenants which are usual for funding of this nature.

2.4.3 *Future funding*

To the extent that actual asset cover ratios exceed certain pre-determined asset cover ratios, additional funding may be raised to purchase additional ABIL shares. This is designed to maintain gearing in Eyomhlaba at optimal yet conservative levels throughout the life of the black equity ownership programme. The gearing of Eyomhlaba will not exceed 25% over the empowerment period.

2.5 Conditions precedent

The black equity ownership programme is subject to the following conditions precedent:

- the approval by the ordinary shareholders in general meeting of the ordinary resolution relating to the specific issue for cash to Eyomhlaba and the ABIL Development Trust contained in the notice of general meeting attached to and forming part of this circular; and
- registration by the Registrar of special resolutions numbers 3 and 4.

2.6 Financial effects of the black equity ownership programme

The *pro forma* financial effects set out below have been prepared to assist ABIL shareholders to assess the impact of the black equity ownership programme on the earnings per share ("EPS"), headline EPS ("HEPS") and the net asset value ("NAV") and tangible NAV ("TNAV") per ABIL share. The material assumptions are set out in the notes following the table. These *pro forma* financial effects have been disclosed in terms of the JSE Listings Requirements and do not constitute a representation of the future financial position of ABIL on implementation of the specific issue for cash. The *pro forma* financial effects are the responsibility of the board and are provided for illustrative purposes only.

	As reported before the specific issue for cash[1] (cents)	**After the specific issue for cash (cents)**	**Change (%)**
EPS	90.2	86.3[2]	(4.3)
HEPS	90.2	86.3[2]	(4.3)
NAV per share	508.8	486.8[3]	(4.3)
TNAV per share	500.7	479.1[3]	(4.3)

Notes and assumptions:

1. Unaudited interim results for the six months ended 31 March 2005.
2. The EPS and HEPS "After the specific issue for cash" are based on the following assumptions:
   (a) the specific issue for cash was implemented with effect from 1 October 2004;
   (b) Eyomhlaba is not consolidated into the ABIL group as, although there are certain 'autopilot' mechanisms contained in the Articles of Association of Eyomhlaba which dictate the objectives and day-to-day operations of Eyomhlaba, ABIL is not exposed to any economic risks nor derives any economic benefits from Eyomhlaba;
   (c) transactional costs have been ignored as they are considered to be immaterial;
   (d) attributable earnings and headline earnings for the six-month period ended 31 March 2005 remain unchanged; and
   (e) the weighted average number of shares in issue "After the specific issue for cash" is 491 873 381;
3. The NAV per share and TNAV per share "After the specific issue for cash" are based on the following assumptions:
   (a) the specific issue for cash was effective on 31 March 2005;
   (b) the assumptions in 2 above, where appropriate; and
   (c) the number of shares in issue "After the specific issue for cash" is 487 893 367.
4. The NAV and TNAV "After the specific issue for cash" have not been reduced by the special dividend of 70 cents.

The independent reporting accountants' report on the *pro forma* financial effects of the black equity ownership programme is set out in Annexure 1.

2.7 Shareholding structure

ABIL's shareholding structure, subsequent to the implementation of the black equity ownership programme, will be as follows:



ABIL shareholders
ABIL Development Trust
HD directors and employees, and qualifying white employees
HD shareholders
HD customers and HDIs from the general public
R100m
Eyomhlaba
R150 m
92.7%
0.2%
7.1%
ABIL
Funders
RMB
Barclays
R17.5 m*
R332.5 m*
Specific issue of shares at par

*Based on the ABIL share price of R16.50 as disclosed in the black equity ownership announcement on 16 May 2005. The closing price of an ABIL share at the last practicable date is R19.65.

3. Description of the ABIL Development Trust

The ABIL Development Trust is an entity which has been created pursuant to the black equity ownership programme and will hold 1 060 606 ordinary shares in ABIL. The ABIL Development Trust will conduct a variety of public benefit activities and will thus complement the corporate social responsibility programmes that ABIL conducts via the African Bank Foundation. The majority of the trustees will be black people drawn from ABIL's non-executive directors, employees and independent people with appropriate experience.

4. Information relating to Eyomhlaba

4.1 Description and rationale for creating Eyomhlaba

Eyomhlaba is a limited purpose vehicle whose sole objective is to acquire and hold ABIL shares for the benefit of its shareholders, being the participants in the black equity ownership programme. It is used in the black equity ownership programme only as a mechanism through which senior preference share funding is raised and to receive dividend income earned from the underlying ABIL shares which is pooled for the ongoing purchase of additional ABIL shares. The shares in Eyomhlaba will not be listed on the JSE.

4.2 Covenants in favour of ABIL

Eyomhlaba's Memorandum and Articles of Association contain certain restrictions, the most important of which are as follows:

- Eyomhlaba will not be entitled to dispose of its interest in ABIL shares until the expiry of the empowerment period unless an event of default occurs in respect of the senior preference share funding. An event of default includes the dividend on the senior preference share funding being in arrear and the asset cover on the senior preference share funding falling below 2 times; and
- participants will not be entitled to dispose of their shares in Eyomhlaba until the expiry of a minimum five-year lock-in period, after which there will be controlled trading of Eyomhlaba shares allowed to HDIs only.

4.3 Exit for Eyomhlaba shareholders

It is envisaged that, at the end of the empowerment period, Eyomhlaba will unbundle its shares in ABIL with the result that Eyomhlaba shareholders will hold their shares in ABIL directly.

4.4 Voting rights attributable to Eyomhlaba

Eyomhlaba will appoint each of its shareholders as its proxy to vote at ABIL shareholder meetings thereby resulting in the participants being able to vote their proportional indirect share of the underlying ABIL shares at ABIL's general meetings. As explained in greater detail in paragraph 4.6.1 below, approximately 21% of Eyomhlaba's shares may be reserved for future subscription by existing and future HD directors and HD employees. Until such reserve shares are issued, the proportional indirect interests in the underlying ABIL shares associated with those reserve shares will be voted by independent directors of Eyomhlabla.

In respect of corporate actions of ABIL which do not involve general meetings of ABIL, Eyomhlabla will act in a manner determined by the majority decision of its ordinary shareholders, in some instances, and by its directors in other instances.

4.5 Shareholders of Eyomhlaba

The shareholders of Eyomhlaba applying the proximity principle are expected to be:

Directors and employees Comprising:		63%
HD directors	21%	
HD employees	20%	
Qualifying white employees	1%	
Reserved for future allocation	21%	
HD shareholders		16%
HD customers and HDIs from the general public		21%
Total shareholding in Eyomhlaba		**100%**

The eventual shareholdings may differ from those set out above due to possible varying levels of demand and the application of the waterfall principle.

4.6 Details of the offer to the participants

Participants will only be allowed to participate in the black equity ownership programme in their individual capacities.

4.6.1 Offer to HD directors and employees

A total of 63% of the shares in Eyomhlaba will be made available for the benefit of existing and future HD directors and employees. Every single HD employee in the ABIL group as well as qualifying white employees, who are not currently participating in the employee share participation schemes, will participate in the black equity ownership programme.

Approximately two-thirds of these shares will be made available upfront, as follows:

- an offer of Eyomhlaba shares worth R7 500 per employee at their par value of 1 cent per share will be made to all HD employees who do not participate in the employee share participation schemes as well as qualifying white employees; and
- all HD directors and HD employees (excluding the qualifying white employees above) will be invited to subscribe for additional shares in Eyomhlaba.

The balance of one-third of these shares will be reserved for future investment by existing and future HD directors and employees. In the event that HD directors and employees subscribe for more than two-thirds of the shares allocated to be subscribed for at the inception of the black equity ownership programme as described in the paragraph above, ABIL may allow the shares that were reserved for future subscription by HD directors and employees to be subscribed for at the inception of the black equity ownership programme. The participation in Eyomhlaba is unrelated to any participation that HD directors and employees may have in the existing employee share participation schemes. Any HD director or employee who leaves the employment of ABIL will continue to hold his shares in Eyomhlaba on the same basis as any other shareholder in Eyomhlaba. There are no special vesting conditions attached to the shares in Eyomhlaba subscribed for by the HD directors and employees, apart from those that are applicable to all shareholders of Eyomhlaba.

The maximum aggregate subscription available to all HD directors in terms of the offer to HD directors and employees to subscribe for shares in Eyomhlaba is 25% of Eyomhlaba's issued share capital. HD directors will not obtain a more favourable subscription price for Eyomhlaba shares and, consequently, will subscribe for Eyomhlaba shares at the same price as HD employees.

The rationale for including the qualifying white employees in the above structure is to promote a sense of unity amongst all employees in the ABIL group and to ensure that every single employee in the ABIL group will have some form of equity stake in ABIL. The element of Eyomhlaba's shares that will be held by white employees will not exceed 1% of the initial value of Eyomhlaba and will not be taken into account for purposes of measuring ABIL's direct black shareholding.

4.6.2 *Offer to HD shareholders*

A total of 16% of the Eyomhlaba shares in issue will be allocated for the benefit of ABIL's existing HD shareholders. The discount available to each HD shareholder is dependent on the number of shares held by such HD shareholder. Greater discounts will be offered to those HD shareholders that hold only a few shares.

This offer is only open to HD shareholders who were ordinary shareholders or preference shareholders at Friday 24 June 2005 and are still ordinary shareholders or preference shareholders at the closing date of the offer to the participants.

All HD shareholders who are odd-lot holders can tender their ABIL shares to subscribe for Eyomhlaba shares on the basis of a fixed switch ratio, details of which will, together with the taxation implications, be published in a prospectus that will be made available to shareholders.

HD shareholders may:

- subscribe for Eyomhlaba shares for cash; and/or
- use their ABIL ordinary shares as currency.

This mechanism allows all HD shareholders to tender some or all of their ordinary shares in ABIL to pay the subscription price for Eyomhlaba shares.

Any shares not taken up will cascade down to the pool reserved for HD customers and HDIs from the general public.

4.6.3 *HD customers and HDIs from the general public*

A total of 21% of the Eyomhlaba shares in issue is intended to benefit ABIL's HD customers and HDIs from the general public.

ABIL has a significant client base of which over 90% is estimated to be HD individuals spread across all nine provinces of the country. It is ABIL's desire to recognise these customers by giving them an opportunity to acquire Eyomhlaba shares. An offer will also be extended to HDIs from the general public to ensure that the black equity ownership programme is a truly broad-based initiative.

4.7 Other conditions

- All participants in the black equity ownership programme, other than qualifying white employees, will need to prove that they are HDIs.
- No corporations will be eligible to participate in the black equity ownership programme.

4.8 Directors of Eyomhlaba

The directors of Eyomhlaba will ultimately be determined by the ordinary shareholders of Eyomhlaba on the basis that at least two of the directors will be independent non-executive directors. In the interim and for the purpose of facilitating the black equity ownership programme, Eyomhlaba has appointed the following three directors to the board of directors of Eyomhlaba:

Name	**Designation**
Marion Lesego Dawn Marole	Non-executive chairman of Eyomhlaba and executive director of ABIL.
Ashley Sefako Mabogoane	Non-executive director of Eyomhlaba and chairman of ABIL.
Tamsanqa Mthunzi Sokutu	Non-executive director of Eyomhlaba and executive director of ABIL.

5. Special dividend

In the announcement dated Monday 16 May 2005 regarding the facilitation of the black equity ownership programme, ABIL estimated the economic cost to shareholders of the black equity ownership programme to be 4.3% or R350 million, based on the dilutionary effect of the specific issue for cash and the prevailing ABIL share price at that time of approximately R16.50.

With regard to the most efficient way for ABIL shareholders to bear the economic cost of issuing the 21 212 121 ordinary shares at par value, ABIL has considered three alternatives. These entail issuing 21 212 121 new ABIL shares and returning R350 million of surplus capital to shareholders by:

(i) undertaking a general repurchase of an equivalent number of ABIL shares in the market. The main drawback with this alternative is that it negatively impacts on the liquidity of the ABIL share during this period; or

(ii) undertaking a proportional share buyback from all existing ordinary shareholders via a scheme of arrangement. The economic impact would be the same as above. The main drawback with this alternative is the forced involvement of all ordinary shareholders in the black equity ownership programme with possible unintended tax and portfolio consequences as well as complications for ABIL's large number of foreign and small shareholders; or

(iii) paying a special dividend to all existing ordinary shareholders approximately equal to the dilution. This would enable ordinary shareholders, should they so wish, to acquire ABIL shares in the market to restore their proportional holdings. Eyomhlaba and the ABIL Development Trust will not be entitled to receive this dividend.

In all three alternatives the Secondary Tax on Companies cost and the reduction of capital in ABIL is exactly the same. ABIL believes that the alternative (iii) is the most fair and efficient.

Accordingly, ABIL has declared a special dividend of 70 cents per ordinary share. The special dividend is subject to the fulfilment of the conditions precedent set out in paragraph 2.5 above. The dividend finalisation date will be the day of the registration by the Registrar of the necessary black equity ownership programme resolutions to be passed at a general meeting of ABIL shareholders. It is anticipated that the last date to trade in the ordinary shares in order to be entitled to the special dividend of 70 cents per ordinary share will be Friday 19 August 2005 and it is anticipated that the record date in order to be entitled to the special dividend will be 26 August 2005. An announcement will be made in this regard after the general meeting.

6. Odd-lot offer

6.1 Overview and rationale for the odd-lot offer

HD shareholders who are odd-lot holders will be included in the offer to HD shareholders as set out in paragraph 4.6.2 above. Those HD shareholders who are odd-lot holders and who do not prior to the odd-lot offer accept the offer to tender their odd-lot holdings in ABIL in order to subscribe for shares in Eyomhlaba, and consequently still hold odd-lot holdings at the date that the odd-lot offer is implemented, will be entitled to participate in the odd-lot offer that will be available to all odd-lot holders.

ABIL wishes to reduce the substantial and ongoing administration costs associated with having a large number of small shareholders. Approximately 25 900 shareholders out of 32 000 shareholders, being 81% of the total number of shareholders, hold less than 100 shares each. A large portion of these small shareholders are HD shareholders who became shareholders in ABIL following a series of corporate actions. Odd-lot holders hold approximately 477 000 shares, in aggregate, which constitutes only 0.1% of the total number of shares in issue. In order to reduce the substantial and ongoing costs of administration connected with a large number of odd-lot holders and to provide them with an inexpensive method of realising their investment in ABIL, the board has proposed the implementation of an odd-lot offer, in terms of which all ordinary shareholders who hold in aggregate less than 100 shares each are offered the opportunity to:

- sell their odd-lot holdings at the offer price plus a 5% premium; or
- purchase or subscribe for, as the case may be, a sufficient number of additional shares at the offer price to increase their odd-lot holdings to holdings of 100 ABIL shares; or
- retain their odd-lot holdings.

Shareholders are advised that the implementation date of the odd-lot offer has not been finalised but it will be implemented after the implementation of the black equity ownership programme but prior to the next ABIL annual general meeting anticipated to be in February 2006. Any shareholder who holds less than 100 shares upon implementation of the odd-lot offer will be treated as an odd-lot holder for the purposes of the odd-lot offer.

The offer price will be the VWAP of the ordinary shares on the JSE over the five trading days prior to the offer price being released on SENS and published in the South African press. The costs of the subscription for shares by the odd-lot holders or the acquisition of shares by ABIL from the odd-lot holders in terms of the odd-lot offer (being uncertificated securities tax) will be borne by ABIL.

ABIL, by proposing this odd-lot offer, is therefore facilitating in the interests of its ordinary shareholders who wish to participate in the odd-lot offer a cost effective means of either disposing of or increasing their shareholdings. Odd-lot holders who choose to sell their shares will be afforded the opportunity of realising the maximum possible proceeds from the sale of their odd-lot shares.

6.2 Compulsory sale of odd-lot holdings

If an odd-lot holder does not make an election or elects the cash alternative, such odd-lot holding will be repurchased by ABIL. Any repurchase by ABIL will be treated as an acquisition of shares under a specific approval in terms of section 85 of the Companies Act and as a specific repurchase of securities in terms of the JSE Listings Requirements.

Those odd-lot holders who do not make an election in the time and manner prescribed in the odd-lot offer will be deemed to have accepted the cash alternative.

6.3 Source of funds

ABIL's existing cash resources will be utilised to satisfy any cash requirements arising out of the odd-lot offer.

6.4 Amendment to the articles

It is necessary to amend the articles to authorise the directors to undertake the odd-lot offer. The ordinary and special resolutions relating to the odd-lot offer are contained in the notice of general meeting attached to and forming part of this circular.

6.5 *Financial effects of the odd lot offer*

The odd-lot offer and any issue of new ordinary shares or repurchase of surplus ordinary shares pursuant to the odd-lot offer will have no material effect on ABIL's issued ordinary share capital, its earnings or net asset value.

6.6 Directors' opinion

Having considered the possible effects of the odd-lot offer and any repurchase of surplus shares or issue of new shares in terms of the odd-lot offer, the directors are of the opinion that, for a period of 12 months following the date of this circular:

6.6.1 the company and the ABIL group will be able to repay their debts in the ordinary course of business;

6.6.2 the assets of the company and the ABIL group, fairly valued according to Generally Accepted Accounting Practice and on a basis consistent with the last financial year of the company, will exceed their liabilities;

6.6.3 the ordinary share capital and reserves of the company and the ABIL group will be sufficient to meet their needs;

6.6.4 the company and the ABIL group will have sufficient working capital to meet their needs.

The directors will reassess the possible effects of the odd-lot offer and any repurchase of surplus shares or issue of new shares in terms of the odd-lot offer on the liquidity and solvency of ABIL prior to the implementation of the odd-lot offer.

6.7 Conditions precedent

The odd-lot offer is subject to the fulfilment of the following conditions precedent:

- the ordinary and special resolutions relating to the odd-lot offer contained in the notice of general meeting attached to and forming part of this circular are duly passed and that the special resolutions are registered by the Registrar;
- the finalisation of the offer price by the directors, which will be released on SENS and published in the South African press; and
- the posting of the odd-lot offer to the odd-lot holders.

7. Changes to the articles in respect of proxies

The directors also require shareholder approval to amend the articles relating to the voting of proxies at ABIL shareholder meetings. The purpose of this amendment is to ensure that shareholders of Eyomhlaba have the ability to vote their proportional indirect share of the underlying ABIL shares held by Eyomhlaba, at ABIL's general meetings, through the use of the proxy mechanisms available in the Companies Act.

Extracts of the articles, both before and after this proposed amendment, is set out in Annexure 4, and the special resolutions relating to the change to the articles in respect of proxies are contained in the notice of general meeting attached to and forming part of this circular.

8. Authorisations under and changes to the employee share participation schemes

8.1 Introduction

ABIL currently operates its share participation schemes through the ABIL Employee Share Participation Scheme and the Baobab Solid Growth Share Option Scheme, both of which are share option incentive schemes which incorporate the mechanism through which participants may exercise the option on the basis of a deferred delivery and deferred payment for the resultant shares. Due to recent changes in taxation law, the introduction of IFRS 2 as well as a growing debate around the efficacy of share option schemes, ABIL has been investigating alternative long-term incentive programmes. On 17 June 2005, the group Remuneration and Transformation Committee, in terms of its charter, considered and approved, in principle, the introduction of a new long-term incentive programme, the cessation of the granting of options under the existing share participation schemes and various amendments to the rules of the existing share participation schemes and the granting of authorisations in terms of such schemes and, where necessary, the amendment of such schemes to allow the company to offer conversion opportunities to participants of such schemes to facilitate the early wind-down of the options and rights under such schemes.

8.2 The new long-term incentive programme

The group Remuneration Committee of ABIL approved the principle that all ABIL group incentives should be funded out of a percentage of the economic profit or EVA of the ABIL group for each year. Economic profit is defined as follows:

Economic Profit (EVA) = Headline Earnings – (cost of equity x average ordinary shareholders' funds).

The guidelines set by the Remuneration Committee of ABIL for the combined incentive pool are 17.5% to 22.5% of pre-tax grossed up economic profit, compared to the 12.5% to 17.5% currently used in determining annual bonuses in ABIL, which excluded any awards under the employee share participation schemes. Historically, the ABIL options were not granted with reference to the economic profit of the ABIL group. In future, the long-term incentive programme will only be funded out of economic profits. The replacement cost of the existing employee share participation schemes would amount to 5% of the annual after-tax economic profit as defined above. In addition to the qualitative benefits discussed below, the primary financial benefit of this change to the new long-term incentive programme is the cost saving to the company from the tax deductibility of the long-term incentive programme. In addition, the long-term incentive programme is likely to result in lower volatility in earnings due to the lower level of gearing in the long-term incentive programme when compared to options. This combined incentive pool would be split 60% to fund annual bonuses and other short-term incentives and the remaining 40% to fund the long-term incentive programme. If the ABIL group does not deliver an economic profit in any year, neither form of incentive will be paid or awarded. These guidelines are reviewable at the discretion of the remuneration committee of ABIL from time to time.

The new long-term incentive programme (to replace the existing employee share participation schemes) will be a cash settled incentive based on a 'phantom' equity scheme, and has the following key principles and guidelines:

8.2.1 Economic profit will determine the size of the pool and individual/business unit performance will determine the proportionate participation by an individual in the pool.

8.2.2 The long-term incentive programme will be a synthetic instrument which simulates the purchase of ABIL shares out of the EVA pool, as described above, with the addition of 1.5 times notional gearing. The synthetic instrument accrues value for dividends paid on the notional ABIL shares purchased, but also factors in notional interest on the notional gearing at market-related rates. Thus the long-term incentive programme pool is effectively a unit trust with limited gearing, "invested" into ABIL shares and the value of the portfolio accrues to the unit holders over time.

8.2.3 The cash awards under the long-term incentive programme will vest in the individual over four years at 25% per annum.

8.2.4 Long-term incentive programme units will be awarded with a strong bias towards high performance and excellence.

8.2.5 The cash awards under the long-term incentive programme will be disclosed as employee remuneration within the income statement and will be fully deductible for taxation purposes. The long-term incentive programme will be actively hedged for changes to the ABIL share price.

8.2.6 Employees who resign or are dismissed will lose any rights and entitlements to their portion of the unvested long-term incentives.

The new long-term incentive programme will be introduced in 2005, based on the earnings for the year to 30 September 2005. There have been no tranches of options issued to employees during the current financial year, other than in respect of certain employees who commenced employment with the ABIL group during the current financial year. If the long-term incentive programme had been implemented for the 2004 financial year, the size of the initial long-term incentive programme would have been approximately R30 million and therefore an after-tax cost to the company of R21 million.

The long-term incentive programme does not require specific approval by shareholders in terms of schedule 14 of the JSE Rules or the Companies Act. The current year's EVA-based pool will be considered and approved by the Remuneration and Transformation Committee of ABIL in November 2005, together with allocations of units in the long-term incentive programme to individual employees. The long-term incentive programme rules and the allocations for 2005 will be fully disclosed in the 2005 annual report.

The cost of the long-term incentive programme for each year will be expensed to the income statement in line with IFRS 2 over the four-year vesting period.

8.3 Authorisations under and changes to the existing employee share participation schemes

As the ABIL group will no longer be issuing options under the existing employee share participation schemes, these schemes will naturally wind down over the next four years, with the majority of the options vesting over the next two years. The schemes are currently deep in-the-money, with the average strike price, being approximately R6.13 per ABIL share, and therefore the options are now tracking the underlying share price very closely and there is little time value left in the options.

The ABIL group wish to offer certain conversion opportunities to participants of the existing employee share participation schemes and where necessary effect changes to the rules of such schemes for such purpose for the following reasons:

- The introduction for ABIL of IFRS 2 in October 2005 will require considerable investment into option pricing models, only to be discarded after a few years. In addition, options under IFRS 2 are likely to create more volatility in earnings than long-term incentive programmes due to the high level of gearing in options.
- The recent changes to taxation law have resulted in an inefficient taxation consequence for employees participating in share option schemes. In future, employees will pay income tax at their marginal tax rate on option gains derived up to the date of vesting, whilst the company does not achieve any tax relief.
- The ABIL capital and dividend policy, as well as the practice of using special dividends to distribute surplus capital, has resulted in a conflict and mis-alignment of interest for option holders versus shareholders. The result has been the periodic adjustment to option strike prices for special dividends – a practice the ABIL group does not wish to perpetuate.
- The schemes are deep in-the-money and the ABIL group wishes to close out a portion of the market risk on these options.

The company wishes to facilitate the offer to participants under the existing employee share participation schemes of the following two conversion opportunities in respect of such participants' options under such schemes which have been designed to put those participants in substantially the same economic position as they were prior to such conversion:

8.3.1 To convert the existing options into an alternative cash-based incentive, which will simulate the exercise and take up of the current options into "ABIL shares" backed by a "loan" based on the strike price of each option, with vesting based on the maturity on each converted option. This incentive will operate similarly to the long-term incentive programme above with respect to notional dividends and notional interest. The benefit to the company is the full deductibility of the payment as and when payable over the next four years, but will be immaterial to the results for the year to 30 September 2005.

8.3.2 To convert the options by exercise into fully paid-up shares, based on the strike price of each option, and to grant the ABIL Employee Share Trust a call over the value of the shares less the purchase price, until the vesting dates of the original options. The company may require the provision of security to the trust to cover the call. The benefit to the company is both the tax deductibility of the cost and the closing out of the market risk on the options, which is taken over by the employee.

In both cases, the participant will, effectively, be granted the early vesting of one tranche of options as an incentive to convert from the existing options. This early vesting will be achieved through the setting of the vesting dates of the incentive contemplated in paragraph 8.3.1 above. In the case of the conversion opportunity into fully paid-up shares as contemplated in paragraph 8.3.2 above, this will be achieved through the number of shares in respect of which the call is granted to the trust.

In addition, there are a large number of employees who hold a very small number of options. The ABIL group wishes to allow the early vesting and settlement of all options to individuals who hold less than 2 500 options in total or 1 000 options per tranche, in aggregate amounting to less than 200 000 options.

Employees who do not take up either conversion opportunity will remain under the existing employee share participation schemes.

The requisite resolutions proposed by the company in the notice of general meeting attached to and forming part of this circular which refer to the existing employee share participation schemes give the directors and the trustees the power to implement the offer to employees of the two conversion opportunities described above.

The cost of the remaining options not converted together with the costs of the conversion opportunities will be expensed through the income statement in line with IFRS 2 with effect from 1 October 2005.

9. Salient information on ABIL

9.1 Incorporation and listing

ABIL is the holding company of African Bank Limited and was incorporated in South Africa in 1946 under the name Broadacres Investments Limited. The company was listed on the JSE in a transmuted listing in 1995 to form Baobab Solid Growth Limited and has undergone a number of transformations and name changes. In December 1999, Theta Group Limited changed its name to African Bank Investments Limited. ABIL is listed, under "Speciality and Other Finance – Consumer Finance", JSE code "ABL" of the JSE lists.

9.2 Nature of business

The ABIL group underwrites largely unsecured credit risk through the provision of personal loans to the formally employed emerging market. ABIL has been a leader in the development of this market and has a client base with over 1.3 million loans.

ABIL's profitability and sustainability is dependent on its ability to underwrite unsecured credit risk and efficiently manage the collections process. Key to the underwriting process is the ABIL group's capability to price its products for the cost of doing business (operating expenses) and the risk of doing business (bad debts) in order to earn a return on assets which, geared through an appropriate capital structure, will result in its targeted returns on equity.

9.3 Prospects

ABIL is confident that the underlying strength of its business and its focus on innovation and operating efficiencies will continue to deliver sustainable organic growth. As a result of such attributes and combined with a favourable operating environment and the development of new markets, the ABIL group is confident that, subject to any unforeseen circumstances, it will continue to achieve its target return on assets of 10% and target return on equity of 30%.

9.4 Corporate Governance

The board of directors of ABIL recognises that, at the core of the corporate governance system, it is ultimately accountable and responsible for the performance and affairs of the company. The board accepts that the CEO and the executive directors are responsible for the management of the day-to-day affairs of the company and that delegating authority to management and/or any committee of directors does not in any way mitigate or dissipate the discharge by the board and individual directors of their responsibilities.

The board embraces the principles of good corporate governance as espoused in the guidelines of the King Report on Corporate Governance for South Africa – 2002 ("King II"), the provisions of the Banks Act, the JSE Listings Requirements and the Companies Act.

The board is satisfied that its decision-making capability and the accuracy of its reporting and financial results are maintained at a high level at all times. The board is further satisfied that, during the year ended 30 September 2004, and for the current financial year, the company has complied with the requirements set out in King II.

Structure

ABIL has a unitary board structure, which forms the focal point of the system of corporate governance of the organisation. The composition of the board is compliant with good corporate governance practices. The roles of the Chairman and CEO are segregated and an independent non-executive director acts as Chairman. The board is of the opinion that there is an appropriate balance between executive and non-executive directors on the board with all non-executive directors, except one, being independent directors. The composition of the board is reflective of the demographic and gender diversity of South Africa which enhances its ability to remain effective.

Skills and experience of the board

In determining the size of the board, the directors considered the nature, size and complexity of the ABIL group as well as its stage of development. The board believes that having directors with relevant business and industry experience is beneficial to the board as a whole as directors with such background can provide a useful perspective on significant risk and competitive advantages and an understanding of the challenges facing the business. The board monitors the mix of skills and experience of directors in order to assess whether the board has the necessary tools to perform its oversight function effectively.

Selection, appointment and rotation of directors

A nominations sub-committee of the Directors' Affairs Committee considers all director appointments. The charter of the Directors' Affairs Committee makes provision for formalising procedures for assisting the board with director selection and appointment of directors. Should the sub-committee be satisfied that the appointment would add value to the board as a whole a recommendation is made to the Directors' Affairs Committee in terms of its approved charter. After due consideration, the Directors' Affairs Committee then recommends the appointment for consideration to the full board, subject to the approval of the South African Reserve Bank and other regulatory authorities as well as "fit and proper" tests in terms of the Banks Act and the JSE Listings Requirements. This is regarded as a formal and transparent procedure. All director appointments are subject to confirmation by shareholders at the annual general meeting.

Directors are appointed with an intimate knowledge of those issues pertinent to the committed strategic direction and defined strategy of ABIL and its subsidiaries as well as the general qualities expected of all directors and those specific to executive and non-executive directors.

All directors are appointed for specific terms and re-appointment is not automatic. A third of directors retire by rotation annually and, if eligible, they are submitted for re-election to the annual general meeting.

Board committees

Board committees have clearly defined, written terms of reference setting out their role and function, term, responsibility, scope of authority and procedures for reporting to the board of directors. The committees fulfil an essential role in assisting the board in the performance of its duties. The committees are each chaired by an independent non-executive director. The committees are as follows:

- the Directors' Affairs Committee;
- the Group Audit Committee;
- the Group Risk Committee;
- the Group BEE Committee; and
- the Group Remuneration and Transformation Committee.

For a full report of the company's corporate governance policies, shareholders are referred to the company's 2004 annual report which may be obtained from ABIL's website, www.africanbank.co.za

9.5 Share capital

The table below shows the authorised and issued share capital of the company, before and after the specific issue for cash, at the last practicable date:

Before the specific issue for cash

	R'000
Authorised share capital	
1 000 000 000 ordinary shares of R0.025 each	25 000
5 000 000 non-redeemable, non-cumulative, non-participating preference shares of R0.01 each	50
Total authorised share capital	25 050
Issued share capital	
477 155 565 ordinary shares of R0.025 each	11 929
5 000 000 non-redeemable, non-cumulative, non-participating preference shares of R0.01 each	50
Total issued share capital	11 979
Share premium	
On 477 155 565 ordinary shares of R0.025 each	292
On 5 000 000 non-redeemable, non-cumulative, non-participating preference shares of R0.01 each	499 950
Total share premium	500 242

After the specific issue for cash	R'000
Authorised share capital	
1 000 000 000 ordinary shares of R0.025 each	25 000
5 000 000 non-redeemable, non-cumulative, non-participating preference shares of R0.01 each	50
Total authorised share capital	25 050
Issued share capital	
498 367 686 ordinary shares of R0.025 each	12 459
5 000 000 non-redeemable, non-cumulative, non-participating preference shares of R0.01 each	50
Total issued share capital	12 509
Share premium	
On 498 367 686 ordinary shares of R0.025 each	292
On 5 000 000 non-redeemable, non-cumulative, non-participating preference shares of R0.01 each	499 950
Total share premium	500 242

9.6 Share price history

The recent trading price history of ABIL shares on the JSE is set out in Annexure 3.

9.7 Major shareholders

As at 24 June 2005, the following shareholders beneficially held 2% or more of the issued share capital of ABIL:

Name of shareholder	Number of shares held	Issued share capital (%)
Fidelity European Aggressive Fund	13 943 900	2.92
Public Investment Corporation	13 330 725	2.79
Leonidas Kirkinis	13 008 365	2.73
Scottish Widows Emerging Markets Fund	11 804 166	2.47
Metlife Main Account	10 972 077	2.30
GMO Emerging Markets Fund	10 660 030	2.23
Gordon Schachat	10 660 000	2.23
Wood C	10 074 533	2.11
ABIL Employee Share Trust	9 643 656	2.02

10. Information on the directors

10.1 Directors

The name, age, qualifications, business address and occupation of the directors of ABIL are set out below:

Ashley Sefako Mabogoane (47)	***Independent Non-Executive Chairman***
Date appointed:	01/12/1999
Business address:	New Seasons Investments (Pty) Limited 5th Floor, Liberty Gardens 10 South Boulevard Bruma
Qualifications:	Diploma in Business Management (EE)
Directorships:	Non-Executive Chairman of African Bank Limited; Non-Executive Chairman of New African Investments Limited (NAIL); Chief Executive Officer of New Seasons Investments (Proprietary) Limited; Non-Executive Chairman of Anchor Yeast Zimbabwe
Gordon Schachat (53)	***Executive Deputy Chairman***
Date appointed:	01/07/1995
Business address:	Courtyards of Oxford No. 4 25 Oxford Road Forest Town 2193
Directorships:	Executive Director of African Bank Limited
Leonidas Kirkinis (45)	***Chief Executive Officer***
Date appointed:	01/07/1997
Business address:	59, 16th Road Halfway House Midrand 1685
Qualifications:	BComm, BAcc, CA(SA)
Directorships:	Managing Director of African Bank Limited
Johannes Andries de Ridder (47)	***Executive Director***
Date appointed:	22/04/2002
Business address:	59, 16th Road Halfway House Midrand 1685
Qualifications:	BSc (Agric), MBA
Directorships:	Executive Director of African Bank Limited and other group subsidiary companies
Antonio Fourie (43)	***Executive Director***
Date appointed:	21/10/2003
Business address:	59, 16th Road Halfway House Midrand 1685
Qualifications:	BComm
Directorships:	Executive Director of African Bank Limited

David Braidwood Gibbon (63)	***Independent Non-Executive Director***
Date appointed:	01/06/2003
Business address:	7 Marandella 100 Methven Road Westville 3600
Qualifications:	CA(SA)
Directorships:	Non-Executive Director of African Bank Limited and other group subsidiary companies; The Spar Group Limited
Bahle Dawn Goba (43)	***Independent Non-Executive Director***
Date appointed:	06/06/2003
Business address:	Nokusa Consulting, No. 1 Morris Street West Nokusa on Morris Rivonia 2128
Qualifications:	BSc Business Administration, MBA
Directorships:	Non-Executive Director of African Bank Limited; NOKUSA Consulting
Angus George Herselman (54)	***Executive Director***
Date appointed:	06/06/2003
Business address:	59, 16th Road Halfway House Midrand 1685
Qualifications:	BComm, BComm (Honours)
Directorships:	Executive Director of African Bank Limited and other group subsidiary companies
Jacob Japi Kekane (53)	***Independent Non-Executive Director***
Date appointed:	14/02/2000
Business address:	Cell C 150 Rivonia Road Sandton 2196
Qualifications:	BA, MA, DPhil
Directorships:	Non-Executive Director of African Bank Limited; Cell C (Proprietary) Limited
Steven Alan Levitt (51)	***Independent Non-Executive Director***
Date appointed:	14/02/2000
Business address:	Ground Floor Building 3, Fountain Grove 5, 2nd Road Hyde Park
Qualifications:	CA(SA)
Directorships:	Non-Executive Director of African Bank Limited; Macsteel Holdings (Proprietary) Limited; Macsteel Service Centres (Proprietary) Limited; Nosmas Investment Holding BV; Amalgamated Appliance Holdings Limited; Aludie Limited

Marion Lesego Dawn Marole (45)	***Executive Director***
Date appointed:	17/03/2004
Business address:	59, 16th Road Halfway House Midrand 1685
Qualifications:	BComm (Accounting), MBA
Directorships:	Executive Director of African Bank Limited; Anchor Yeast Zimbabwe
Ramani Naidoo (43)	***Independent Non-Executive Director***
Date appointed:	19/05/2003
Business address:	ENF Corporate Governance 6th Floor, The Forum Maude Street Sandown 2196
Qualifications:	BA, LLB
Directorships:	Non-Executive Director of African Bank Limited; Edward Nathan (Proprietary) Limited; Omnia Wines Group Limited
Bhekisa James Themba Shongwe (50)	***Independent Non-Executive Director***
Date appointed:	14/02/2000
Business address:	Metrobus No. 1, Raikes Road Braamfontein 1787
Qualifications:	BA (Econ), MBA, ACIS, FCIBM, LDP
Directorships:	Non-Executive Director of African Bank Limited; Primedia Limited; Highveld Steel & Vanadium Co Limited; PEU Investments Group (Proprietary) Limited
Tamsanqa Mthunzi Sokutu (41)	***Executive Director***
Date appointed:	19/05/2003
Business address:	59, 16th Road Halfway House Midrand 1685
Qualifications:	BSc (Honours), MSc
Directorships:	Executive Director of African Bank Limited and other group subsidiary companies; Non-Executive Chairman of Masake (Proprietary) Limited; Member of South African National Parks
Brian Paxton Furbank Steele (62)	***Independent Non-Executive Director***
Date appointed:	19/05/2003
Business address:	3 Rattray Park 18 Buckingham Avenue Craighall Park 2196
Qualifications:	BComm, CA(SA), MBA
Directorships:	Non-Executive Director of African Bank Limited; Aveng Limited

Günter Zeno Steffens (67)	***Independent Non-Executive Director***
Date appointed:	19/05/2003
Business address:	9 Franklins Row 16 Melville Road Illovo 2196
Qualifications:	Banking Exams
Directorships:	Non-Executive Director of African Bank Limited and other group subsidiary companies; Omega Investment Research; Connection Group Holdings Limited; Non-Executive Deputy Chairman of Ridge Mining PLC
Daniel Filipe Gabriel Tembe (52)	***Independent Non-Executive Director***
Date appointed:	01/01/2000
Business address:	Rua de Kassuende Number 118 Primeiro Andar Maputo Mozambique
Qualifications:	MSc, Financial Economics
Directorships:	Non-Executive Director of African Bank Limited; Non-Executive Chairman of Mozambique Investment Company; Non-Executive Chairman of Cornastone Mozambique Lda; Chairman of Institue for Management of State Holdings; Member of the Fiscal Council of Banco Internacional de Moçambique
Ashley (Oshy) Tugendhaft (56)	***Non-Executive Director***
Date appointed:	01/04/2003
Business address:	TWB Attorneys 20th Floor Sandton City Office Towers 5th Street Sandton 2196
Qualifications:	BA, LLB
Directorships:	Non-Executive Director of African Bank Limited; Imperial Holdings Limited; Pinnacle Technology Holdings Limited; Unicode (Proprietary) Limited; Tsohle Business Solutions (Proprietary) Limited; Sincrowave (Proprietary) Limited; Tiso Capital (Proprietary) Limited
David Farring Woollam (41)	***Group Financial Director***
Date appointed:	01/11/2002
Business address:	59, 16th Road Halfway House Midrand 1685
Qualifications:	CA(SA)
Directorships:	Executive Director of African Bank Limited and other group subsidiary companies

10.2 **Directors' interests**

At the last practicable date, the directors held the following interests in the ordinary share capital of ABIL:

	Beneficial Direct	Beneficial Indirect	Non-beneficial Direct	Non-beneficial Indirect	Total ordinary shares	Percentage of total ordinary shares in issue
A S Mabogoane *(Chairman)*	4 000	0	0	0	4 000	0.00
G Schachat *(Deputy Chairman)*	2 400 000	8 200 000	0	0	10 660 000	2.23
L Kirkinis *(CEO)*	2 400 000	10 608 365	0	0	13 008 365	2.73
J A de Ridder	0	0	0	0	0	0.00
A Fourie	0	0	0	0	0	0.00
D B Gibbon	0	0	0	0	0	0.00
B D Goba	0	0	0	0	0	0.00
A G Herselman	0	0	0	0	0	0.00
J J Kekane	2 000	0	0	0	2 000	0.00
S A Levitt	0	4 000	0	0	4 000	0.00
M L D Marole	0	0	0	0	0	0.00
R Naidoo	0	0	0	0	0	0.00
B J T Shongwe	22 000	0	0	0	22 000	0.00
T M Sokutu	0	0	0	0	0	0.00
B P F Steele	0	0	0	0	0	0.00
G Z Steffens	0	0	0	0	0	0.00
D F G Tembe	2 000	0	0	0	2 000	0.00
A Tugendhaft	10 000	0	0	0	10 000	0.00
D F Woollam	965 000	0	0	0	965 000	0.20

10.3 **Directors' interests in the black equity ownership programme**

The following directors are eligible to benefit under the proposed black equity ownership programme:

- A S Mabogoane;
- B D Goba;
- J J Kekane;
- M L D Marole;
- R Naidoo;
- B J T Shongwe;
- T M Sokutu; and
- D F G Tembe.

These eight directors who are eligible to participate in the black equity ownership programme will not be entitled to vote at the general meeting.

All HD directors and employees will be entitled to subscribe for shares in Eyomhlaba at the same price. The pricing of the shares in Eyomhlaba is described more fully in paragraph 2.3 above.

As communicated in the black equity ownership programme announcement dated 16 May 2005 the board appointed a sub-committee of non-executive directors to consider and approve the allocation methodology and terms to be applied to directors and employees. None of the eight HD directors

listed above serve on this sub-committee. This sub-committee has concluded that the allocation to HD directors and employees should, in aggregate, be a maximum of 63% of the Eyomhlaba shares in issue. As the participants in the black equity ownership programme are required to pay for the shares for which they subscribe in Eyomhlaba, all staff members, irrespective of designation, will be treated equally. Consequently, all HD directors will be entitled to apply for such number of Eyomhlaba shares as they deem fit, given their personal circumstances, up to a maximum shareholding in Eyomhlaba of 25%.

Other than those disclosed in this circular, the directors of ABIL do not have any material beneficial interests, either directly or indirectly, in any transactions effected by the company in the current or immediately preceding financial year or during any previous financial year which remain in any respect outstanding or unperformed.

10.4 Directors' emoluments

The ABIL directors' emoluments are fully disclosed in the annual report for the year ended 30 September 2004. There will be no variation to the remuneration receivable by any of the directors as a consequence of the black equity ownership programme.

11. General meeting and shareholder approval

The general meeting of shareholders will be held at 10:00 on Friday 5 August 2005 at African Bank Limited, 59, 16th Road, Midrand for the purpose of considering and if deemed fit, passing, with or without modification, the requisite resolutions to approve and implement, *inter alia*, the specific issue of shares for cash in terms of the black equity ownership programme, the proposed odd lot offer, authorisations under and changes to the employee share participation schemes and the amendments to the articles. A notice convening the general meeting is attached hereto and forms part of this circular and contains the ordinary and special resolutions to be considered at the general meeting.

The HD directors who are participants in the black equity ownership programme are regarded as 'related parties' in terms of the JSE Listings Requirements. Accordingly, the HD directors will be taken into account in determining a quorum at the general meeting. However, their votes will not be taken into account in determining the results of the voting in respect of the ordinary resolution relating to the specific issue for cash.

12. Litigation statement

There are no legal or arbitration proceedings that may have or have had a material effect on the financial position of the ABIL group in the past 12 months. The directors of ABIL are not aware of any such proceedings that are pending or threatened.

13. Material contracts

Other than the agreements referred to in this circular, there have been no material contracts that have been entered into by ABIL or its subsidiaries within the two-year period prior to the last practicable date.

14. Material changes

There have been no material changes in the financial or trading position of ABIL since the publication of ABIL's interim financial results for the period ended 31 March 2005.

15. Consents

Deloitte, in its capacity as the independent expert and reporting accountants and auditor, has given and has not withdrawn its written consent to the inclusion of its report on the *pro forma* financial information, set out in Annexure 1, and to the inclusion of its opinion as to the fairness and reasonableness of the black equity ownership programme, set out in Annexure 2, in the form and context in which it appears.

- the merchant bank, debt arranger, co-underwriter and joint sponsor;
- the lead sponsor;
- the co-underwriter; and
- the attorneys,

have given and have not withdrawn their written consents to the inclusion of their names in respect of the black equity ownership programme in the form and context in which they appear.

16. Opinions and recommendation

The specific issue for cash is regarded as a related party transaction in terms of the JSE Listings Requirements and, as a result, an opinion from an independent expert as to the fairness and reasonableness of the specific issue for cash is required in terms of the JSE Listings Requirements. Deloitte, the independent expert, has considered the terms of the specific issue for cash and is of the opinion that it is fair and reasonable and has advised the company accordingly. The text of the letter from Deloitte is set out in Annexure 2.

The black equity ownership programme has been structured in line with ABIL's empowerment charter, which was approved by the board in 2003. Having considered the strategic intents contained in this charter, the Financial Sector Charter, the opinion of Deloitte and various transactions concluded in the financial services industry, the board is of the opinion that the terms and conditions of the black equity ownership programme are in the interest of all stakeholders of ABIL. Accordingly, the board recommends that ordinary shareholders vote in favour of the ordinary and special resolutions to be proposed at a general meeting to be held to approve the black equity ownership programme.

In respect of their personal holdings in ABIL, the board members who are not eligible to participate in the black equity ownership programme intend to vote in favour of the ordinary and special resolutions to be proposed at the general meeting to be held to approve the black equity ownership programme. The directors who are eligible to participate in the black equity ownership programme will not be entitled to exercise their vote with respect to the specific issue for cash at the general meeting.

17. Directors' responsibility statement

The directors of ABIL, whose names are given in paragraph 10 above, collectively and individually, accept full responsibility for the accuracy of the information given in this circular in relation to ABIL and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement in this circular false or misleading and that they have made all reasonable enquiries to ascertain such facts, and that this circular contains all information required by law and the JSE Listings Requirements.

18. Documents available for inspection

Copies of the following documents will be available for inspection at the registered office of the company situated at 59, 16th Road, Midrand during normal business hours from the date of issue of this circular until the day of the general meeting:

- the memorandum and articles of association of ABIL;
- the subscription agreement between Eyomhlaba and ABIL;
- the subscription agreement between the ABIL Development Trust and ABIL;
- audited financial statements of the company for the three financial years ended 30 September 2004;
- the interim financial results for the six months ended 31 March 2005;
- the reporting accountants' report;
- the independent expert's fair and reasonable opinion letter;
- the third modification of the ABIL Employee Share Participation Scheme;
- the consent letters from the advisors; and
- a signed copy of this circular.

By order of the board

AFRICAN BANK INVESTMENTS LIMITED

Leonidas Kirkinis
Chief Executive Officer

Midrand
12 July 2005

Accountants' report on the *pro forma* financial information

"The Directors
African Bank Investments Limited
59, 16th Road
Midrand
1685

4 July 2005

Dear Sirs

Independent reporting accountants' report on the financial effects as set out in paragraph 2.6 of the circular, in terms of the specific issue of ordinary shares for cash at par value by African Bank Investments Limited ("Abil") as a result of the black equity ownership programme

1. Introduction

We have reviewed the *pro forma* financial effects, as set out in paragraph 2.6 of the circular ("the *pro forma* financial effects") to shareholders of ABIL, dated on or about 12 July 2005, relating to the black equity ownership programme.

The *pro forma* financial effects have been prepared, for illustrative purposes only, to provide information about the financial effects of the transaction on the consolidated financial results and position of ABIL, had the transaction been effective at 1 October 2004 and 31 March 2005, respectively. Because of its nature, the *pro forma* financial information may not give a fair reflection of ABIL's financial position.

At your request and for the purpose of the circular, we present our report on the *pro forma* financial effects of the transaction detailed in the circular in compliance with the Listings Requirements of the JSE Limited ("JSE Listings Requirements").

2. Responsibilities

The directors are solely responsible for the preparation of the *pro forma* financial information to which this reporting accountants' report relates and for the financial statements and financial information from which it has been prepared.

It is our responsibility to review the financial information and to report to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited *pro forma* financial information, beyond that owed to those to whom those reports were addressed at their dates of issue.

3. Scope

We conducted our review in accordance with the guidance issued by The South African Institute of Chartered Accountants. Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the unaudited financial statements of ABIL for the six months ended 31 March 2005, considering the evidence supporting the adjustments, reperforming the calculations based on the information obtained and discussing the *pro forma* financial information with the directors of ABIL.

Had we performed additional procedures or had we performed an audit or review of the *pro forma* financial information in accordance with South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

4. Opinion

Based on our review, nothing has come to our attention that causes us to believe that:

- the *pro forma* financial information has not been properly compiled on the basis stated;

- such basis is inconsistent with the accounting policies of ABIL;
- the adjustments are inappropriate for the purposes of the *pro forma* financial effects as disclosed pursuant to paragraph 8.30 of the JSE Listings Requirements.

Yours faithfully

Deloitte & Touche
Chartered Accountants (SA)
Registered Accountants and Auditors

Sandton"

Independent opinion of Deloitte

"African Bank Investments Limited
59, 16th Road
Private Bag X170
Midrand
1685

4 July 2005

Attention: The Directors

Dear Sirs

Proposed issue of of 21 212 121 ordinary shares in African Bank Investments Limited ("ABIL" or "the company") ("the specific issue") to a limited purpose vehicle ("Eyomhlaba") and the ABIL Development Trust ("Trust") ("the proposed transaction")

Introduction

ABIL intends to facilitate a black equity ownership programme which will result in the acquisition of an effective 7% in the issued ordinary share capital of ABIL by a broad base of Historically Disadvantaged Individuals ("HDIs").

The intended beneficiaries of the black equity ownership programme are historically disadvantaged directors and employees, historically disadvantaged shareholders, historically disadvantaged customers and historically disadvantaged general public. Collectively, these beneficiaries will be referred to as "the participants". In addition, all white employees of the ABIL group who do not participate in the ABIL share participation scheme ("qualifying white employees") will, to a limited extent, also participate in the programme.

The black equity ownership programme has been designed to enable the direct black shareholding in ABIL to grow from the initial 7% to in excess of 15% over 10 years. The element of Eyomhlaba's shares that will be held by qualifying white employees will not be taken into account for the purposes of measuring ABIL's direct black shareholding. There is no limitation to the size of the eventual direct black shareholding.

The black equity ownership programme will be effected in the following manner:

- the issue of 21 212 121 shares at a par value of 2.5 cents per share by ABIL to Eyomhlaba and the Trust split 95% and 5% between Eyomhlaba and the Trust, respectively;
- the raising of R150 million senior preference share funding by Eyomhlaba;
- an offer by Eyomhlaba to the participants in order to raise R100 million of equity capital; and
- the acquisition of further ABIL shares over time by Eyomhlaba at prevailing market prices.

Full details of the proposed transaction are contained in the circular to shareholders of ABIL ("the circular"), dated on or about 12 July 2005, of which this letter forms part.

Scope

In terms of paragraph 5.51(f) of Section 5 of the Listings Requirements of JSE Limited ("JSE Listings Requirements"), a fair and reasonable opinion is required from an independent professional expert acceptable to the JSE on the terms and conditions of the proposed transaction.

As a consequence of the above, the board of directors of ABIL has appointed us for the purposes of obtaining appropriate independent advice indicating whether the proposed transaction is fair and reasonable to all the shareholders of ABIL.

Definition of the terms "fair" and "reasonable"

The assessment of fairness is primarily based on quantitative issues. The proposed transaction would be considered fair to ABIL shareholders if the measurable benefits from the proposed transaction were equal to or greater than the cost of implementing the proposed transaction.

The reasonableness of the proposed transaction, however, is determined based on qualitative issues. Hence, the proposed transaction may be unfair but still be reasonable, or *vice versa*, after taking into consideration other significant factors.

The fair and reasonable opinion does not purport to cater for individual shareholder positions but rather the general body of shareholders.

Information utilised and procedures carried out

In arriving at our opinion we have considered information from the following sources:

- a review of the company, including a summary of the history, nature of business, products or services, key customers and an overview of competitor activity. This information was acquired from a variety of sources, including discussions with key management of the company;
- a strategic analysis of the company, including, *inter alia*, a summary of the strengths, weaknesses, opportunities and threats applicable thereto as well as details regarding market share, market growth rates and so on;
- analysts' reports dealing with the industry in which the company operates and on the company itself;
- the historical share price and trading volumes of the ABIL share on the JSE;
- ABIL's estimate of the economic cost to shareholders of the proposed transaction;
- ABIL's estimate of the quantitative and qualitative benefits of the proposed transaction to shareholders;
- the draft Articles of Eyomhlaba;
- a review of the circular to shareholders;
- the transactional announcement relating to the black equity ownership programme included in ABIL's interim financial results for the six months ended 31 March 2005;
- the minutes of the directors' meeting at which the proposed transaction was approved;
- discussions with ABIL's management; and
- discussions with Rand Merchant Bank, a division of FirstRand Bank Limited, on the proposed transaction.

Where practical, we have corroborated the reasonability of the information provided to us for the purpose of our opinion, including publicly available information, whether in writing or obtained in discussion with management of ABIL.

Our approach to considering the proposed transaction

In considering the transaction, we have performed independent valuation procedures on the ABIL share price to assess whether the market price was a reasonable approximation of the minority market value of the share. Our procedures involved a review of the liquidity of ABIL shares and volatility of the share price in the 12 months prior to the announcement of the transaction. We concluded that the listed share price is a reasonable approximation of the minority market value of the ABIL share. In addition we have considered the following factors:

- the revenue potentially at risk in the absence of Black Economic Empowerment ("BEE") credentials and the need to protect the current market share and client base;
- the potentially higher cost of funding in the absence of BEE credentials;
- that the attainment of BEE shareholding potentially increases the possibility of increasing the retail business' Government and corporate clients;
- the cost of the transaction as a percentage of the market capitalisation provided in other BEE transactions. Our research shows that this percentage is a range of 2.5% to 5%;
- the imperative for transformation to be achieved in South Africa;
- the need to comply with the Financial Services Sector Charter;
- that ABIL's BEE programme has been designed to enable the direct black shareholding in ABIL to grow from the initial 7% to in excess of 15% in 10 years, of which at least 10% will be unencumbered;
- the importance of ABIL to have solid BEE credentials particularly in light of the national debate on the National Credit Bill and possible consumer and union activism;
- that every employee will have an equity stake in the business; and
- that the clients and existing shareholders will be rewarded for their support of ABIL.

Opinion

Based upon and subject to the aforegoing and in the context of BEE transactions, we are of the opinion that the terms and conditions of the proposed transaction are fair and reasonable to the shareholders of ABIL.

Our opinion is based upon the market, regulatory and trading conditions as they currently exist and can only be evaluated at the date of this letter. It should be understood that subsequent developments may affect our opinion, which we are under no obligation to update, revise or re-affirm.

Each ABIL shareholder's decision may be influenced by his/her particular circumstances. We suggest that a shareholder should consult an independent advisor if he/she is in any doubt as to the merits of the proposed transaction considering his/her personal circumstances.

Limiting conditions

Forecasts relate to future events and are based on assumptions, which may not remain valid for the whole of the relevant period. Consequently, forecast information cannot be relied upon to the same extent as that derived from audited financial statements for completed accounting periods. We express no opinion as to how closely actual results will correspond to projections made by the management of ABIL and provided to us during the course of our review.

Our procedures and inquiries did not constitute an audit in terms of Statements of South African Auditing Standards. Accordingly, we cannot express an audit opinion on the financial data or other information used in arriving at our opinion.

Independence

We confirm that we have no financial interest in ABIL. Furthermore, we confirm that our professional fees are not contingent upon the success of the proposed transaction.

Deloitte & Touche, of which Deloitte & Touche Corporate Finance forms a part, is the independent auditor of ABIL and all of its subsidiaries, joint ventures and investments in which ABIL has an interest.

Consent

We hereby consent to the inclusion of this letter and references thereto in the circular in the form and context in which they appear.

Yours faithfully

Deloitte & Touche

Sandton"

Price history of ABIL shares on the JSE

Highest, lowest and closing prices for each quarter and aggregated quarterly volumes:

		High (cents)	Low (cents)	Close (cents)	Volume
2002	March	950	480	532	127 720 933
	June	830	520	600	117 491 627
	September	655	500	525	100 745 703
	December	655	525	565	111 976 068
2003	March	690	550	579	87 981 644
	June	685	520	620	182 083 667
	September	770	625	725	72 967 710
	December	1 020	721	944	197 308 791
2004	March	1 215	851	1 195	144 858 496
	June	1 246	1 048	1 180	87 438 907
	September	1 380	1 113	1 299	97 921 233
	December	1 855	1 299	1 830	103 854 441
2005	March	1 838	1 510	1 670	121 646 487
	June	1 919	1 580	1 870	71 492 353

Highest, lowest and closing prices for each month and aggregated monthly volumes:

		High (cents)	Low (cents)	Close (cents)	Volume
2004	January	975	851	967	65 194 944
	February	1 119	965	1 085	43 536 615
	March	1 215	1 015	1 195	36 126 937
	April	1 246	1 048	1 060	29 482 475
	May	1 200	1 050	1 160	38 281 247
	June	1 200	1 100	1 180	19 675 185
	July	1 345	1 134	1 160	28 113 924
	August	1 200	1 113	1 184	25 720 994
	September	1 380	1 160	1 299	44 086 315
	October	1 429	1 299	1 429	29 274 697
	November	1 750	1 410	1 720	40 561 137
	December	1 855	1 620	1 830	34 018 607
2005	January	1 835	1 601	1 680	44 855 540
	February	1 790	1 670	1 740	30 182 136
	March	1 838	1 510	1 670	46 608 811
	April	1 760	1 580	1 620	18 174 464
	May	1 735	1 600	1 650	24 077 327
	June	1 919	1 635	1 870	29 240 562

Highest, lowest and closing daily price and daily volumes:

			High (cents)	Low (cents)	Close (cents)	Volume
2005	April	1	1 740	1 670	1 735	1 689 116
		4	1 760	1 700	1 700	704 512
		5	1 705	1 670	1 680	1 676 908
		6	1 690	1 670	1 670	921 034
		7	1 690	1 675	1 680	3 447 990
		8	1 695	1 680	1 684	395 663
		11	1 685	1 680	1 680	617 784
		12	1 690	1 670	1 680	519 885
		13	1 680	1 640	1 654	205 346
		14	1 655	1 600	1 640	222 339

			High (cents)	Low (cents)	Close (cents)	Volume
2005	April	15	1 720	1 650	1 700	402 329
		18	1 680	1 640	1 670	445 678
		19	1 730	1 660	1 730	1 131 681
		20	1 740	1 700	1 700	1 103 910
		21	1 720	1 670	1 680	759 181
		22	1 690	1 635	1 656	373 117
		25	1 680	1 620	1 620	178 100
		26	1 645	1 625	1 630	324 448
		28	1 635	1 580	1 590	1 162 846
		29	1 620	1 585	1 620	1 902 608
	May	3	1 650	1 600	1 650	786 487
		4	1 645	1 610	1 625	1 036 401
		5	1 670	1 630	1 655	1 343 596
		6	1 685	1 660	1 670	910 846
		9	1 735	1 680	1 720	1 252 635
		10	1 720	1 620	1 650	1 474 458
		11	1 700	1 640	1 675	777 888
		12	1 710	1 675	1 680	1 101 311
		13	1 680	1 650	1 657	293 907
		16	1 734	1 665	1 665	1 659 923
		17	1 700	1 660	1 660	1 337 329
		18	1 679	1 655	1 660	836 960
		19	1 675	1 659	1 659	1 064 379
		20	1 660	1 620	1 642	2 464 844
		23	1 666	1 640	1 666	1 390 330
		24	1 689	1 660	1 669	500 365
		25	1 689	1 664	1 689	1 467 091
		26	1 690	1 670	1 675	1 051 515
		27	1 680	1 650	1 670	2 070 493
		30	1 685	1 655	1 660	256 824
		31	1 670	1 640	1 650	1 009 745
	June	1	1 668	1 635	1 650	1 968 686
		2	1 730	1 645	1 730	1 259 937
		3	1 739	1 685	1 739	2 077 034
		6	1 790	1 720	1 780	1 171 363
		7	1 800	1 770	1 799	1 875 177
		8	1 821	1 792	1 802	1 076 796
		9	1 860	1 799	1 840	1 967 257
		10	1 813	1 775	1 790	1 568 513
		13	1 820	1 790	1 820	751 136
		14	1 855	1 805	1 820	1 389 837
		15	1 835	1 810	1 835	1 658 816
		17	1 900	1 825	1 898	1 348 191
		20	1 900	1 850	1 870	511 858
		21	1 875	1 842	1 842	1 098 486
		22	1 861	1 820	1 861	1 625 111
		23	1 875	1 850	1 860	1 370 039
		24	1 860	1 831	1 850	1 554 892
		27	1 845	1 830	1 845	1 857 821
		28	1 890	1 840	1 890	668 022
		29	1 919	1 880	1 890	1 159 221
		30	1 900	1 860	1 870	1 282 369
	July	1	2 000	1 870	2 000	1 971 367
		4	2 000	1 930	1 965	583 502

Source: *INet Bridge.*

Extracts of the articles

Article 10, before the proposed amendment, is set out below and has been extracted from the articles of ABIL:

10. Votes of members

10.1 Subject to any rights or restrictions attaching to any class or classes of share and to the provisions of Article 6.2, on a show of hands a member of the company present in person or by proxy shall have only 1 (one) vote irrespective of the number of shares he holds or represents, provided that a proxy shall irrespective of the number of members he represents have only 1 (one) vote. On a poll a member who is present in person or represented by proxy shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all the shares issued by the company or if the share capital is divided into shares of no par value, shall be entitled to 1 (one) vote in respect of each share he holds. No objection shall be raised to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairperson of the meeting, whose decision shall be final and conclusive. Notwithstanding anything to the contrary contained in the Memorandum of Association or in these Articles of Association or in any contract, there shall be no differentiation in the voting rights attached to any of the ordinary shares of the Company and such voting rights shall be exercised in accordance with the determination thereof as provided in section 195(1) of the Companies Act.

10.2 When there are joint registered holders of any shares anyone of such persons may vote at any meeting in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present or represented at any meeting, that one of the said persons whose name stands first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

10.3 Any person entitled to a share in terms of Article 6.2 may vote at any meeting in respect thereof in the same manner as if he were the registered holder of that share: Provided that (except where the directors have previously accepted his right to vote in respect of that share) 24 (twenty four) hours at least before the time of holding the meeting at which he proposes to vote, he shall have satisfied the directors that he is entitled to exercise the right referred to in Article 6.2. Several executors of a deceased member in whose name shares stand in the register shall, for the purposes of this Article, be deemed joint holders of those shares.

10.4 A proxy need not be a member of the company.

10.5 The form appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorised in writing, or, if the appointer is a corporate body, under the hand of an officer or agent authorised by that body. The holder of a general or special power of attorney given by a member shall be entitled to vote, if duly authorised under that power to attend and take part in the meetings and proceedings of the company or companies generally, whether or not he be himself a member of the company. The form appointing a proxy shall be deemed to confer authority to demand a poll.

10.6 The form appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the company not less than 48 (forty eight) hours (or such lesser period as the directors may determine in relation to any particular meeting) before the time for holding the meeting (including an adjourned meeting) at which the person named in the form proposes to vote, or in the case of a poll not less than 24 (twenty four) hours (or such lesser period determined as aforesaid in relation to the particular poll) before the time appointed for the taking of the poll, and in default the form of proxy shall not be treated as valid. No form appointing a proxy shall be valid after the expiration of 6 (six) months from the date when it was signed, except at an adjourned meeting or on a poll demanded at a meeting or adjourned meeting in cases where the

meeting was originally held within 6 (six) months from the said date, unless so specifically stated in the proxy itself. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or mental disorder of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the company at the office before the commencement of the meeting or adjourned meeting at which the proxy is used.

10.7 Subject to the provisions of the Companies Act, a form appointing a proxy may be in any usual or common form.

Article 10, after the amendment proposed in the general meeting, is set out below and for ease of reference, the amended portions of Article 10 have been underlined:

10.1 Subject to any rights or restrictions attaching to any class or classes of shares and to the provisions of Article 6.2, any person present and entitled to vote, on a show of hands, as a member or as a proxy or as a representative of a body corporate at any meeting of the Company shall, on a show of hands, have only one vote, irrespective of the number of shares he holds or represents. On a poll a member who is present in person or represented by proxy shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by him bears to the aggregate amount of the nominal value of all the shares issued by the company or if the share capital is divided into shares of no par value, shall be entitled to 1 (one) vote in respect of each share he holds. No objection shall be raised to the admissibility of any vote except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chairperson of the meeting, whose decision shall be final and conclusive. Notwithstanding anything to the contrary contained in the Memorandum of Association or in these Articles of Association or in any contract, there shall be no differentiation in the voting rights attached to any of the ordinary shares of the Company and such voting rights shall be exercised in accordance with the determination thereof as provided in section 195(1) of the Companies Act.

10.2 When there are joint registered holders of any shares anyone of such persons may vote at any meeting in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present or represented at any meeting, that one of the said persons whose name stands first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

10.3 Any person entitled to a share in terms of Article 6.2 may vote at any meeting in respect thereof in the same manner as if he were the registered holder of that share: Provided that (except where the directors have previously accepted his right to vote in respect of that share) 24 (twenty four) hours at least before the time of holding the meeting at which he proposes to vote, he shall have satisfied the directors that he is entitled to exercise the right referred to in Article 6.2. Several executors of a deceased member in whose name shares stand in the register shall, for the purposes of this Article, be deemed joint holders of those shares.

10.4 A proxy need not be a member of the company.

10.5 The form appointing a proxy shall be in writing under the hand of the appointer or of his agent duly authorised in writing, or, if the appointer is a corporate body, under the hand of an officer or agent authorised by that body. The holder of a general or special power of attorney given by a member shall be entitled to vote, if duly authorised under that power to attend and take part in the meetings and proceedings of the company or companies generally, whether or not he be himself a member of the company. The form appointing a proxy shall be deemed to confer authority to demand a poll.

10.6 The form appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority shall be deposited at the registered office of the company not less than 48 (forty eight) hours (or such lesser period as the directors may determine in relation to any particular meeting) before the time for holding the meeting (including an adjourned meeting) at which the person named in the form proposes to vote, or in the case of a poll not less than 24 (twenty four) hours (or such lesser period determined as aforesaid in relation to the particular poll) before the time appointed for the taking of the poll, and in default the form of proxy shall not be treated as valid. No form appointing a proxy shall be valid after the expiration of 6 (six) months from the date when it was signed, except at an

adjourned meeting or on a poll demanded at a meeting or adjourned meeting in cases where the meeting was originally held within 6 (six) months from the said date, unless so specifically stated in the proxy itself. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or mental disorder of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the company at the office before the commencement of the meeting or adjourned meeting at which the proxy is used.

10.7 Subject to the provisions of the Companies Act, a form appointing a proxy may be in any usual or common form.

10.8 In accordance with the provisions of Section 189 of the Companies Act, a member shall be entitled to appoint more than one proxy provided that, where more than one proxy is appointed by a member, each such proxy is appointed only in respect of a specified number of all of the shares held by such member in the Company and the aggregate of all such specified number of shares in respect of which proxies are appointed by such member do not exceed the aggregate number of shares held by such member. Where a member has appointed more than one proxy in accordance with this Article 10.8, the provisions of Article 10.1 shall apply, *mutatis mutandis*, to each such proxy save that, on a poll, any such proxy so appointed.

African Bank Investments Limited

(Registration number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215
("the Company" or "ABIL")

Notice of general meeting

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

Shareholders are invited to join the directors of ABIL from 08:30 on 5 August 2005 for a presentation on the black equity ownership programme prior to the commencement of the general meeting at 10:00.

If you are in any doubt as to what action to take, please consult your stockbroker, banker, accountant, legal advisor or other professional advisor immediately.

Notice is hereby given that a general meeting of the shareholders of the Company will be held on Friday 5 August 2005, at 10:00 at African Bank Limited, 59, 16th Road, Midrand, to consider and, if deemed fit, to pass with or without modification, the following ordinary and special resolutions:

1. Ordinary resolution number 1

RESOLVED THAT the directors be and are hereby authorised to allot and issue (at an issue price per share equal to the par value thereof, being 2.5 cents per share):

1.1 20 151 515 ordinary shares in the share capital of the Company to Africa's Best 344 Limited, registration number 2005/005827/06, which is to change its name to Eyomhlaba Investment Holdings Limited; and

1.2 1 060 606 ordinary shares in the share capital of the Company to the ABIL Development Trust (registered with the Master of the High Court under trust number IT 5909/05),

on the effective date contemplated in the circular to which this notice of general meeting is attached ("the Circular").

Ordinary resolution number 1 is subject to not less than 75% of the ordinary shareholders, present in person or by proxy and entitled to vote at the general meeting at which ordinary resolution number 1 is to be considered, voting in favour thereof.

2. Information regarding and the reasons for ordinary resolution number 1

2.1 The directors who are eligible to participate in the black equity ownership programme and their associates will not be entitled to exercise their vote on this resolution. However, these directors and their associates are not required to recuse themselves from the general meeting when the resolution is put to the vote of ordinary shareholders.

2.2 The disclosures which the JSE Limited ("the JSE") requires the Company to make in respect of ordinary resolution number 1 are contained in the Circular.

2.3 The reason for ordinary resolution number 1 is to facilitate a black equity ownership programme as further described in paragraph 2 of the Circular. The effect of ordinary resolution number 1 will be that the directors are granted the authority to allot and issue a total of 21 212 121 ordinary shares in the share capital of the Company at a par value of 2.5 cents each which allotment and issue will be split between Eyomhlaba Investment Holdings Limited and the ABIL Development Trust in the proportions referred to in paragraph 1 above.

3. **Ordinary resolution number 2**

RESOLVED THAT the directors be granted the authority to cancel, from time to time:

3.1 existing options held by participants under the ABIL Employee Share Participation Scheme, if such participants have not exercised such options; and/or

3.2 existing options held by beneficiaries under the Baobab Solid Growth Share Option Scheme, if such beneficiaries have not exercised such options,

on the basis that such participant or beneficiary will not receive any consideration for the cancellation of such options, except that such participant or beneficiary shall be granted the right to participate in an alternative cash based incentive described in greater detail in paragraph 8.3 of the Circular. Any such cancellation shall be subject to the consent of the beneficiary or participant concerned.

4. ***Information regarding and the reason for ordinary resolution number 2***

The reason for ordinary resolution number 2 is to grant the directors the authority to cancel existing options under the ABIL Employee Share Participation Scheme and the Baobab Solid Growth Share Option Scheme ("the Employee Share Participation Schemes"), if the participant who holds such option consents thereto, on the basis that no consideration will be paid to such participant for the cancellation of such option except that such participant will be granted a right to participate in an alternative cash-based incentive. This conversion opportunity is more fully described in paragraph 8.3 of the Circular and will facilitate the early wind down of the Employee Share Participation Schemes.

5. **Ordinary resolution number 3**

RESOLVED THAT the terms of the ABIL Employee Share Participation Scheme ("the ABIL Scheme") shall be amended to make provision for certain participants of the ABIL Scheme, approved from time to time by the directors in their discretion, who hold options in terms of the ABIL Scheme (or if any such options have been exercised, who hold rights arising from the exercise of such options in terms of the ABIL Scheme) to pay for and take delivery of the ABIL shares which are the subject matter of such options or rights (after first exercising the relevant options, where this has not yet occurred) at a date earlier than the date on which this would otherwise be permitted in terms of the ABIL Scheme. This opportunity to convert options and rights to fully paid up shares will be offered on the basis that, *inter alia*, each such approved participant:

5.1 will be restricted from disposing of his/her resultant ABIL shares until the earliest date on which the right to such ABIL shares would otherwise have vested in such participant in terms of the ABIL Scheme, provided that the directors shall have the discretion, in special circumstances, to relax this restriction;

5.2 will be obliged to pay the ABIL Employee Share Trust compensation should such participant resign from or be dismissed by the ABIL group, but which compensation will be calculated with reference to the increase in value, if any, of those of the fully paid-up shares which have not at the time of such cessation of employment vested in such participant (save for those options or shares which, notionally, have been given early vesting status as contemplated in paragraph 8.3 of the Circular); and

5.3 may be required to provide the ABIL Employee Share Trust with security in respect of such contingent compensation obligation, if so required by the Company.

6. **Information regarding and the reason for ordinary resolution number 3**

6.1 The reason for ordinary resolution number 3 is to allow individuals to convert their options and rights to shares under the ABIL Scheme into fully paid-up shares. Further details regarding the proposed amendment to the ABIL Scheme are set out in paragraph 8.3 of the Circular.

6.2 Further, a copy of the proposed amendment to the ABIL Scheme (contained in the third modification thereto) will be available for inspection at the registered office of the Company during normal office hours on any business day until the date of the general meeting. A copy of the proposed amendment will also be tabled at the general meeting and initialled by the Chairman for the purpose of identification.

7. **Ordinary resolution number 4**

RESOLVED THAT the directors be granted the authority, in terms of the ABIL Employee Share Participation Scheme and the Baobab Solid Growth Share Option Scheme, from time to time to permit any participant or beneficiary of such schemes who, at such time:

7.1 holds an option in respect of shares which vest in annual tranches of less than 1 000 ABIL ordinary shares; or

7.2 holds, in aggregate, options in respect of which the number of ABIL ordinary shares which have not yet vested is less than 2 500,

to exercise, pay for and take early delivery of all of the ABIL ordinary shares which are the subject matter of such option/s on the basis that such participants or beneficiaries shall not be restricted in their rights to dispose of the resultant ABIL shares.

8. **The reason for ordinary resolution number 4**

The reason for ordinary resolution number 4 is to facilitate the early vesting of all options where the number of options held by the relevant participant of the existing employee share participation schemes is very small which will also assist in the facilitation of the early wind down of the existing employee share participation schemes.

9. **Special resolution number 1**

RESOLVED THAT the following Article 40 be inserted after the existing Article 39 of the Articles of Association of the Company:

"40. Odd-Lot Offers

40.1 If, upon the implementation of any Odd-Lot Offer made by the Company in accordance with the restrictions and procedures imposed by the JSE Securities Exchange South Africa ("the JSE") and subject to the approval of the JSE, there are holders of shares holding, in aggregate, less than 100 shares ("Odd-Lots") in the Company ("Odd-Lot Holders"), then the Company shall, save in respect of Odd-Lot Holders who have elected to retain their Odd-Lots or to increase their Odd-Lots to holdings of 100 shares in the Company:

40.1.1 cause the Odd-Lots to be sold by such Odd-Lot Holders in such manner as the directors may direct; and

40.1.2 procure that the proceeds of such sales are paid to such Odd-Lot Holders.

40.2 All unclaimed proceeds of such sales may be invested or otherwise made use of by the directors for the benefit of the Company until claimed, provided that such proceeds unclaimed for a period of twelve years from the date on which the directors caused the Odd-Lots to be sold may be declared forfeited by the directors for the benefit of the Company."

10. **Reason for and effect of special resolution number 1**

10.1 The reason for special resolution number 1 is to provide a mechanism in the Articles of Association of the Company to facilitate a reduction in the number of shareholders holding an aggregate of less than 100 shares in an equitable manner.

10.2 The effect of special resolution number 1 is to amend the Articles of Association of the Company accordingly.

11. **Ordinary resolution number 5**

RESOLVED THAT the directors be and they are hereby authorised to undertake an odd-lot offer, at a date to be determined by the directors which shall be subsequent to the capital raising exercise to be undertaken by Eyomhlaba Investment Holdings Limited in terms of the black equity ownership programme referred to in the Circular but prior to the next annual general meeting of the Company ("the Odd-Lot Offer"). The Odd-Lot Offer will be made to those ordinary shareholders who hold an aggregate of less than 100 ordinary shares in the Company on a date to be determined by the directors. Those Odd-
r be given an election either:

11.1 to retain their Odd-Lot Holding; or

11.2 to increase their Odd-Lot Holding to 100 ordinary shares; or

11.3 to sell their Odd-Lot Holding.

Those Odd-Lot Holders who elect to increase their Odd-Lot Holdings to 100 ordinary shares will subscribe for additional ordinary shares at a price equivalent to the weighted average traded price per share of the Company's ordinary shares on the JSE over a five trading-day period to be determined by the directors ("the Offer Price"). Any Odd-Lot Holder who does not make an election in terms of the Odd-Lot Offer will be treated as if such holder elected to sell his/her Odd-Lot Holdings. Those Odd-Lot Holders who elect to sell their Odd-Lot Holdings and those who make no election in terms of the Odd-Lot Offer will receive the Offer Price, together with a 5% premium thereon, per ordinary share sold.

Ordinary resolution number 5 is subject to the passing and registration of special resolutions numbers 1 and 2 and the passing of ordinary resolution number 6.

12. Information regarding and the reason for ordinary resolution number 5

12.1 The reason for ordinary resolution number 5 is to authorise the directors to undertake an Odd-Lot Offer to enable the Company to reduce the substantial and ongoing administrative costs associated with having a large number of small shareholders. Further details regarding the Odd-Lot Offer and the reasons therefor are set out in paragraph 6 of the Circular.

12.2 The Company will not undertake the Odd-Lot Offer contemplated in ordinary resolution number 5 where it could lead to a contravention of the minimum spread requirements of the JSE.

13. Special resolution number 2

RESOLVED THAT the directors be and are hereby authorised to effect a repurchase by the Company of such number of its own ordinary shares as may be required from those Odd-Lot Holders who elect to sell their Odd-Lot Holdings and those who make no election in terms of the Odd-Lot Offer. Any repurchase shall be made at a price equivalent to the Odd-Lot Offer price per share (being the weighted average traded price per share of the Company's ordinary shares on the JSE over a five trading-day period to be determined by the directors) together with a 5% premium thereon.

Special resolution number 2 is subject to the passing and registration of special resolution number 1 and the passing of ordinary resolutions numbers 5 and 6, the provisions of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act") and the JSE Listings Requirements.

14. Reasons for and effect of special resolution number 2

14.1 The reason for special resolution number 2 is to authorise the directors, by way of a specific approval, to effect a repurchase by the Company of its own shares in order to implement the Odd-Lot Offer.

14.2 The effect of special resolution number 2 is that the directors will be granted the specific authority to contract the Company to acquire shares in the Company should this be required to implement the Odd-Lot Offer.

14.3 The number of ordinary shares which, potentially, could be repurchased in terms of special resolution number 2 will not exceed 1 000 000 ordinary shares.

14.4 The statements which the JSE requires the Company to make in respect of this special resolution are contained in the Circular.

15. Ordinary resolution number 6

RESOLVED THAT the directors be and are hereby authorised to allot and issue such number of ordinary shares of the Company as may be necessary to meet the aggregate requirements of those Odd-Lot Holders who elect to increase their holdings to 100 ordinary shares in terms of the Odd-Lot Offer. Such shares shall be allotted and issued at the Offer Price which will be the weighted average traded price per share of the Company's ordinary shares on the JSE over a five trading-day period to be determined by the directors.

Ordinary resolution number 6 is subject to not less than 75% of ordinary shareholders, present in person or by proxy and entitled to vote at the general meeting at which ordinary resolution number 6 is to be considered, voting in favour thereof and subject further to the passing of ordinary resolution number 5 and the passing and registration of special resolutions numbers 1 and 2.

16. Information regarding and the reasons for ordinary resolution number 6

16.1 The reason for ordinary resolution number 6 is to authorise the directors to allot and issue ordinary shares in the Company to meet the requirements of those Odd-Lot Holders who elect to increase their shareholding in the Company to 100 ordinary shares in terms of the Odd-Lot Offer. Further details regarding the Odd-Lot Offer and the reasons therefor are set out in paragraph 6 of the Circular.

16.2 The maximum number of ordinary shares which, potentially, could be so allotted and issued in terms of ordinary resolution number 6, will not exceed 3 000 000 ordinary shares.

16.3 The statements which the JSE requires the Company to make in respect of this ordinary resolution are contained in the Circular.

17. Special resolution number 3

RESOLVED THAT the Articles of Association of the Company be amended by the deletion of the first sentence of the existing Article 10.1 of the Articles of Association and the insertion of the following sentence in its place:

"Subject to any rights or restrictions attaching to any class or classes of shares and to the provisions of Article 6.2, any person present and entitled to vote, on a show of hands, as a member or as a proxy or as a representative of a body corporate at any meeting of the Company shall, on a show of hands, have only one vote, irrespective of the number of shares he holds or represents."

Special resolution number 3 is subject to the passing and registration of special resolution number 4.

The full text of Article 10, prior to the above proposed amendment, forms part of the Circular as Annexure 4.

18. Reason for and effect of special resolution number 3

18.1 The reason for special resolution number 3 is to ensure that the right of the ABIL shareholders and their proxies to vote on a show of hands at any meeting of the Company accords entirely with the provisions of section 197 of the Companies Act.

18.2 The effect of special resolution number 3, if passed, will be to amend Article 10.1 of the Company's Articles of Association accordingly.

19. Special resolution number 4

RESOLVED THAT the Articles of Association of the Company be amended by the insertion of the following Article 10.8 after the existing Article 10.7 in the Articles of Association of the Company:

"10.8 In accordance with the provisions of section 189 of the Companies Act, a member shall be entitled to appoint more than one proxy provided that, where more than one proxy is appointed by a member, each such proxy is appointed only in respect of a specified number of all of the shares held by such member in the Company and the aggregate of all such specified number of shares in respect of which proxies are appointed by such member do not exceed the aggregate number of shares held by such member. Where a member has appointed more than one proxy in accordance with this Article 10.8, the provisions of Article 10.1 shall apply, mutatis mutandis, to each such proxy save that, on a poll, any such proxy so appointed shall only be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares in respect of which such proxy has been appointed bears to the aggregate amount of the nominal value of all the shares issued by the Company."

Special resolution number 4 is subject to the passing and registration of special resolution number 3.

20. The reasons for and effect of special resolution number 4

20.1 The reasons for special resolution number 4 is to recognise the right of shareholders in public companies to appoint more than one proxy, as contemplated in section 189 of the Companies Act, and to make provision for how voting rights are to be regulated where a shareholder has appointed more than one proxy.

20.2 The effect of special resolution number 4, if passed, will be to amend Article 10 of the Company's Articles of Association accordingly.

21. Voting and proxies

All shareholders of the Company are entitled to attend and speak at the general meeting. All holders of ordinary shares will be entitled to vote at the general meeting or any adjournment thereof. On a show of hands, every holder of ordinary shares who is present in person or by proxy or, in the case of a Company, the representative appointed in terms of section 188 of the Companies Act shall have one vote. **A member entitled to attend and speak at a meeting is entitled to appoint a proxy to attend and speak at such meeting in such member's stead. A member entitled to attend, speak and vote at a meeting is entitled to appoint a proxy to attend, speak and vote or abstain from voting in such member's stead.**

A proxy need not be a member. A form of proxy (blue) is attached for completion by any certificated or "own-name" registered dematerialised shareholder who is unable to attend in person. Forms of proxy must be completed and must be lodged with, or posted to the office of the Company's transfer secretaries, Ultra Registrars (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), to be received not less than 48 hours before the time of the general meeting. A certificated or "own-name" registered dematerialised shareholder who completes and lodges a form of proxy will nevertheless be entitled to attend and vote in person at the general meeting should he/she subsequently decide to do so.

Holders of dematerialised shares, other than "own-name" registered dematerialised shareholders, must inform their Central Securities Depository Participant ("CSDP") or broker of their intention to attend the general meeting and obtain the necessary authorisation from their CSDP or broker to attend the general meeting or, alternatively, provide their CSDP or broker with their voting instructions should they not be able to attend the general meeting in person.

By order of the board

AFRICAN BANK INVESTMENTS LIMITED

Sarita Martin
Company Secretary

12 July 2005

Registered office
59, 16th Road
Midrand, 1685
(Private Bag X170, Midrand, 1685)

African Bank Investments Limited

(Registration number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215
("the Company" or "ABIL")

Form of proxy

Instructions:

For use only by ABIL shareholders holding certificated shares and shareholders who have dematerialised their shares and who have elected "own-name" registration at the general meeting of shareholders of ABIL, to be held at 59, 16th Road, Midrand at 10:00 on Friday 5 August 2005.

ABIL shareholders who have already dematerialised their shares through a Central Securities Depository Participant (CSDP") or broker must **not** complete this form of proxy and must provide their CSDP or broker with their voting instructions, except for shareholders who have elected "own-name" registration in the sub-register through a CSDP or broker, which shareholders must complete this form of proxy and lodge it with their CSDP or broker in terms of the custody agreement entered into between them and their CSDP or broker. Holders of dematerialised shares wishing to attend the general meeting must inform their CSDP or broker of such intention and request their CSDP or broker to issue them with the necessary authorisation to attend.

I/We (BLOCK LETTERS please)

of Address

Telephone Work ( ) Telephone Home ( )

being the holder/s or custodians of ________ ordinary shares hereby appoint (see note 1 overleaf):

or failing him/her,

or failing him/her,

the Chairman of the general meeting of shareholders,

as my/our proxy to act for me/us at the general meeting of shareholders for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against such resolutions and/or abstain from voting in respect of the ABIL shares registered in my/our name (see note 2 overleaf) as follows:

	For	Against	Abstain
Ordinary resolution number 1 – Specific issue and allotment of 21 212 121 ordinary shares			
Ordinary resolution number 2 – Authority to the directors to allow the cancellation of options and rights resulting from exercised options			
Ordinary resolution number 3 – Amendment of the ABIL Employee Share Participation Scheme			
Ordinary resolution number 4 – Authority to allow the early vesting of options or rights where the affected shares are less than a certain number of shares			
Special resolution number 1 – Amendment of Articles – Odd-Lot Offer			
Ordinary resolution number 5 – Odd-Lot Offer authorisation			
Special resolution number 2 – Specific buy back authorisation for the purposes of Odd-Lot Offer			
Ordinary resolution number 6 – Specific issue and allotment authorisation for the purposes of Odd-Lot Offer			
Special resolution number 3 – Amendment of Articles – Multiple proxies			
Special resolution number 4 – Amendment of Articles – Voting rights of proxies			

and generally to act as my/our proxy at the said general meeting of shareholders. (Tick whichever is applicable. If no directions are given, the proxy will be entitled to vote or to abstain from voting, as that proxy deems fit.)

Signed at on 2005

Signature

Assisted by (where applicable)

Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of ABIL) to attend and speak (and, where such shareholder is an ordinary shareholder, vote) in place of that shareholder at the general meeting of shareholders.

Please read the notes on the reverse side hereof.

Notes:

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the Chairman of the general meeting of shareholders", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the general meeting of shareholders will be entitled to act as proxy to the exclusion of those whose names follow.
2. An ordinary shareholder's voting instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by the shareholder in the appropriate box provided or, if applicable, such lesser number of shares in respect of which such proxy is appointed. So as to provide for voting on a show of hands or on a poll, as the case may be, ordinary shareholders are requested to complete the form of proxy by stating the number of shares held by them or, if applicable, such lesser number of shares in respect of which such proxy is appointed. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting of shareholders as he/she deems fit in respect of all the shareholder's votes exercisable thereat, but subject to the following: A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast by the shareholder or his/her proxy/ies and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder.
3. Forms of proxy must be lodged with, or posted to the office of the Company's transfer secretaries, Ultra Registrars (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), to be received not less than 48 hours before the time of the general meeting.
4. The completion and lodging of this form of proxy by shareholders holding certificated shares and shareholders who have dematerialised their shares and who have elected "own-name" registration will not preclude such shareholders from attending the general meeting of shareholders and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof. Shareholders who have dematerialised their shares and who wish to attend the general meeting of shareholders must instruct their CSDP or broker to issue them with the necessary authority to attend.
5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy.
6. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
7. On a show of hands, every ordinary shareholder shall have only one vote, irrespective of the number of shares he/she holds or represents, provided that a proxy shall, irrespective of the number of ordinary shareholders he/she represents, have only one vote.
8. On a poll, every ABIL ordinary shareholder present in person or represented by proxy shall have one vote for every ABIL share held by such shareholder.
9. An ordinary or special resolution put to the vote shall be decided on a show of hands unless, before or on the declaration of the results of the show of hands, a poll is demanded by the Chairman of the general meeting of shareholders or any person entitled to vote at the general meeting.
10. If a poll is demanded, an ordinary or special resolution put to the vote shall be decided on a poll.
11. **Holders of non-redeemable, non-cumulative, non-participating preference shares shall not be entitled to vote, either in person or by proxy at the general meeting.**

African Bank Investments Limited

(Registration number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215
("the Company" or "ABIL")

Tsebiso ya kopano e akaretsang

TSEBISO ENA KE YA BOHLOKWA MME E HLOKA HORE E NKELLWE HLOOHONG HANG HANG.

Beng ba diabo ba memelwa ho ba kopana le balaodi ba ABIL ho tloha ka la 5 August 2005 ha nako e le 08:30 moo tla be ho tekwa "black equity ownership programme" pele ho qalwa ka kopano e akaretsang ha nako e le 10:00.

Ha o sa tsebe hantle seo o lokelang ho se etsa, o kopuwa hore o ikopanye le stokbrouka, banka, akhaontente, moeletsi wa molao le moeletsi e mong wa profeshenale ka potlako.

Ho etswa tsebiso mona hore kopano e akaretsang ya beng ba diabo ba Khampani e tla tshwarwa ka Labohlano la 5 August 2005, ka 10:00 African Bank Limited, 59, 16th Road, Midrand, moo ho tla thehwa maikutlo, haeba ho lokela, ntlheng ya ho fetisa ha mmoho le ho etsa ditokiso diqetong tse tlwaelehileng le tse ikgethang tsena tse latelang:

1. Qeto e Tlwaelehileng ya Nomoro ya 1 (ordinary resolution number 1)

HO FIHLETSWE QETO ya hore balaodi ba fuwe kapa mona ba fuwa matla a ho aba le ho fana (ka tjhelete ya seabo e lekanang le e kaalo ka ya boleng ba yona, eleng 2,5 cents seabo se le seng):

1.1 diabo tse tlwaelehileng tsa 20 151 515 tsa tjhelete ya diabo tsa Khampani ho Africa's Best 344 Limited, nomoro ya ngodiso ke 2005/005827/06, e tla fetolela lebitso la yona ho Eyomhlaba Investment Holdings Limited; le

1.2 diabo tse tlwaelehileng tsa 1 060 606 tsa tjhelete ya diabo tsa Khampani ho ABIL Development Trust (e ngodisitsweng ho Master of the High Court tlasa nomoro ena ya terasete IT5909/05),

nakong e hopotsweng ya tshebetso e lengolong le potolohang leo tsebiso ya kopano e akaretsang e hokeletsweng ho lona ("Lengolo le Potolohang" – "the Circular").

Qeto e Tlwaelehileng ya Nomoro ya 1 e itshetlehile palong e seng ka tlase ho 75% ya beng ba diabo tse tlwaelehileng, ba itlisitseng ka sebele sa bona kapa ka boemedi ebile ba na le tokelo ya ho vouta kopanong e akaretsang moo Qeto e Tlwaelehileng ya Nomoro ya 1 e tla lekolwa, le ho e voutela.

2. Lesedi le Mabapi le Mabaka a Qeto e Tlwaelehileng ya Nomoro ya 1

2.1 Balaodi le balekane ba bona ba dumeletsweng ho ka kenela 'black equity ownership programme' ba keke ba e ba le tokelo ya ho sebedisa voutu ya bona qetong ena. Le ha ho le jwalo, balaodi bana le balekane ba bona ha ho hlokehe hore ba be siyo kopanong e akaretsang ha ho behwa qeto ena hore e voutelwe ke beng ba diabo tse tlwaelehileng.

2.2 Pepeso tseo JSE e hlokang hore Khampani e di etse mabapi le Qeto e Tlwaelehileng ya Nomoro ya 1 di teng kahare ho Lengolo le Potolohang (Circular).

2.3 Lebaka la Qeto a Tlwaelehileng ya Nomoro ya 1 ke ho ntshetsa pele lenaneo la thuo la tekanyo ya tjhelete bakeng sa batho ba batsho jwalo ka ha ntlha ena e boetse e hlalositswe serapaneng (section) sa 2 sa Lengolo le Potolohang (Circular). Tshebetso ya Qeto e Tlwaelehileng ya Nomoro ya 1 e tla ba hore balaodi ba fuwa matla a ho aba le ho fana ka palo ya diabo tse tlwaelehileng e kaalo ka 21 212 121 tjheleteng ya diabo ya Khampani ka boleng bo lekanang le 2.5 cents bakeng sa seabo se seng le se seng mme kabo le phano di tla arolelwa Eyomhlaba Investment Holdings Limited le ABIL Development Trust ka tekano eo ho ileng ha buuwa ka yona serapeng (paragraph) sa 1 ka hodimo.

3. **Qeto e Tlwaelehileng ya Nomoro ya 2 (ordinary resolution number 2)**

HO FIHLETSWE QETO hore balaodi ba fuwe matla a ho fedisa kapa ho khansela, nako le nako,:

3.1 boikgethelo bo teng hona jwale bo tshwerweng ke bakenedi (participants) tlasa Morero wa ABIL wa Basebetsi wa ho Kenela Diabo (ABIL Employee Share Participation Scheme), haeba bakenedi ba jwalo ba sa ka ba sebedisa boikgethelo boo ba nang le bona; le/kappa

3.2 boikgethelo bo teng hona jwale bo tshwerweng ke baamehi (beneficiaries) tlasa Baobab Solid Growth Share Option Scheme, haeba baamehi ba jwalo ba sa ka ba sebedisa boikgethelo bo jwalo ba bona,

boitshetlehong ba hore bakenedi kapa baamehi ba ke ke ba fumana ho ka nkellwa hloohong ka mokgwa ofe kapa ofe ha ho tluwa tabeng ya ho khansela boikgehelo bo jwalo ntle le hore bakenedi ba jwalo kapa baamehi ba tla fuwa tokelo ya ho kenela monyetla o mong wa ditsiane tsa tjhelete (alternative cash-based incentive) o hlaloswang ka tsela e qaqileng ho feta karolong ya 8.3 Lengolo le Potolohang (Circular). Ho khanselwa ha mofuta ofe kapa ofe ho jwalo ho tla itshetleha tumellong ya moamehi kapa mokenedi ya jwalo.

4. **Lesedi le Mabapi le Mabaka a Qeto e Tlwaelehileng ya Nomoro ya 2**

Lebaka la Qeto e Tlwaelehileng ya Nomoro ya 2 ke ho nehelana ka matla ho balaodi ho kgona ho khansela boikgethelo bo teng hona jwale tlasa Morero wa ABIL wa Basebetsi wa ho Kenela Diabo (ABIL Employee Share Participation Scheme) le Baobab Solid Growth Share Option Scheme ("Merero ya Basebetsi ya ho Kenela Diabo" – "the Employee Share Participation Schemes"), haeba bakenedi ba tshwereng boikgethelo bo jwalo ba dumellana le hoo, boitshetlehong ba hore ha ho na maikutlo a tla nkellwa hloohong mabapi le mokenedi ya jwalo bakeng sa ho khanselwa ho jwalo ntle le ha mokenedi ya jwalo a tla fuwa tokelo ya ho kenela monyetla o mong wa ditsiane tsa tjhelete (alternative cash-based incentive). Monyetla ona wa phapanyetsano (conversion opportunity) o hlalositswe ka tsela e qaqisitsweng ho feta karolong ya 8.3 ya Lengolo le Potolohang (Circular), mme sena se tla thusa phethelong ya ka pele ya Morero wa Basebetsi wa ho Kenela Diabo (Employee Share Participation Schemes).

5. **Qeto e Tlwaelehileng ya Nomoro ya 3 (ordinary resolution number 3)**

HO FIHLETSWE QETO hore latela Morero wa ABIL wa Basebetsi wa ho Kenela Diabo ("Morero wa ABIL" – "the ABIL Scheme") ho tla tliswa phetoho ka morero wa ho etsa monyetla wa hore bakenedi ba itseng ba Morero wa ABIL (ABIL Scheme), ba tla ananelwa jwalo jwalo ke balaodi ho latela boinahanelo ba bona, ba nang le boikgethelo ho ya ka Morero wa ABIL (ABIL Scheme) (kapa haeba boikgethelo bofe kapa bofe bo jwalo bo ile ba sebediswa, bo nang le tokelo e tswalwang ke tshebediso ya boikgethelo bo jwalo ho latela Morero wa ABIL – 'ABIL Scheme') bakeng sa tefello le ho amohela diabo tsa ABIL tseo eleng tsona mooko wa ditaba wa boikgethelo bo jwalo kapa tokelo (ka morao ho tshebediso ya mantlha ya boikgethelo bo tshwanetseng, moo sena se esong ho etsahale) ka nako e ka pejana ho nako eo sena se neng se tla dumellwa ka yona ho latela Morero wa ABIL (ABIL Scheme). Monyetla wa boikgethelo ba phapanyetsano le tokelo tsa diabo tse lefeletsweng ka ho phethahala ho tla fanwa ka wona motheong wa, hore, *hara tse ding*, mokenedi e mong le e mong ya ananetsweng:

5.1 o tla thibelwa hore a ka fana ka diabo tsa hae tsa ABIL ho fihlela nako ya pejana eo tokelo e jwalo ya diabo tsa ABIL e tla beng e ile ya ba le yona ho mokenedi ya jwalo ho latela Morero wa ABIL ha feela balaodi ba tla ba le boinahanelo, maemong a ikgethang, ho ka nyehlisa thibelo ena;

5.2 o tla tlameha ho lefa 'ABIL Employee Share Trust Compensation' haeba mokenedi ya jwalo a lesa mosebetsi kapa a lelekwa mosebetsing ke ABIL Group, empa seabo se tla lokela hore se lefuwe se tla balwa hantle ho nketswe hloohong taba ya ho phahama ha boleng ba teng, haeba ho phahama ho jwalo ho le teng diabong tse seng di lefeletswe ka ho phethahala tseo nakong ya ho lesa mosebetsi di neng di eso tsetelwe mokeneding ya jwalo (ntle le boikgethelo kapa diabo tseo, tseo ka kgopolo, di seng di ile tsa fuwa boemo ba ho tsetelwa jwalo ka ha ho rerilwe karolong ya 8.3 ya Lengolo le Potolohang – 'Circular'); le

5.3 mohlomong a mokenedi ya jwalo a ka hloka hore a nehele ABIL Employee Share Trust tshireletso e mabapi le boitlamo ba tefo e emetsweng, ha Khampani e hloka hore ho etswe jwalo.

6. **Lesedi le Mabapi le Mabaka a Qeto e Tlwaelehileng ya Nomoro ya 3**

6.1 Lebaka la Qeto e Tlwaelehileng ya Nomoro ya 3 ke ho dumella batho ho ka ananya boikgethelo le ditokelo tsa diabo tse tlasa ABIL Scheme hore e be diabo tse lefeletsweng ka ho phethahala. Dintlha tse ding tse fetang mona tse mabapi le ho fetolwa ho hopotsweng ha ABIL Scheme di hlahlamisitswe karolong ena 8.3 ya Lengolo lena le Potolohang (Circular).

6.2 Ho feta mona, khopi ya ho fetolwa ho hopotsweng ha ABIL Scheme (e kahare ho phetolo ya boraro ya yona) e tla fumaneha bakeng sa tlhahlobo ofising ya ngodiso ya Khampani nakong ya dihora tse tlwaelehileng tsa tshebetso letsatsing le leng le le leng la tshebetso ho fihlela mohla letsatsi la kopano e akaretsang. Khopi ya ho fetolwa ho jwalo ho hopotsweng e tla tekwa le ka pele ho kopano e akaretsang mme e tla ba le di-inisheyale tsa Modulasetulo ka sepheo sa boitsebiso.

7. **Qeto e Tlwaelehileng ya Nomoro ya 4 (ordinary resolution number 4)**

HO FIHLETSWE QETO hore balaodi ba fuwe matla, ho latela ABIL Employee Share Participation Scheme le Baobab Solid Growth Share Option Scheme, hore nako le nako ba kgone ho dumella mokenedi ofe kapa ofe kapa moamehi wa merero e jwalo, eo nakong e jwalo,

7.1 a nang le boikgethelo mabapi le diabo tse tsetelwang ka selemo ka dikarolo tse seng ka tlase ho diabo tse tlwaelehileng tsa ABIL tsa 1 000 ABIL; kapa

7.2 a nang le boikgethelo ba palohare mabapi le diabo tse tlwaelehileng tsa ABIL tse esong ho tsetelwe tse ka tlase ho 2 500,

ho sebedisa, ho lefa le ho amohela esale nako diabo tsohle tsa ABIL tse tlwaelehileng tseo eleng mooko wa ditaba wa boikgethelo bo jwalo motheong wa hore bakenedi kapa baamehi ba jwalo ba ke ke ba thibelwa tokelong tsa bona tsa ho fana ka diabo tsa ABIL tseo ba nang le tsona ke hona.

8. **Mabaka a Qeto e Tlwaelehileng ya Nomoro ya 4**

Lebaka la Qeto e Tlwaelehileng ya Nomoro ya 4 ke ho thusa ka ho tsetelwa ha pejana ha boikgethelo kaofela moo palo ya boikgethelo bo matsohong a mokenedi ya loketseng mererong e teng ya seabo se kenelwang ke basebetsi bo leng bonyenyane haholo ho feta, boo le bona bo tla thusa phethelong ya ka pejana ya merero e teng ya diabo e kenetsweng ke basebetsi.

9. **Qeto e Ikgethang ya Nomoro ya 1 (special resolution number 1)**

HO FIHLETSWE QETO ya hore ho etswe sehlomathiso se latelang sa Article 40 ka morao ho *Article* 39 ya Article tsa Association tsa Company.

"40. Nonoso ya Diabo-Kgoboko (Odd-Lot Offers)

40.1 Haeba, phethahatsong ya Nonoso ya Diabo-Kgoboko (Odd-Lot Offer) efe kapa efe e etswang ke Khampani ho latela meedi le mehato e tsepamisitsweng ke JSE Securities Exchange South Africa ("the JSE") le ho latela kananelo ya JSE, ho na le Batshwari ba Diabo-Kgoboko (Odd-Lot Holders), ka palohare, e ka tlase ho Diabo-Kgoboko (Odd-Lots) tse 100 Khampaning (Batshwari ba Diabo-Kgoboko-"Odd-Lot Holders"), Khampani e tla, boloka ho latela Batshwari ba Diabo-Kgoboko (Odd-Lot Holders) ba ileng ba kgetha ho boloka Diabo-Kgoboko (Odd-Lots) kapa ho eketsa Diabo-Kgoboko (Odd-Lots) tsa bona tsa diabo tse 100 Khampaning:

40.1.1 lebaka le etsang hore Diabo-Kgoboko (Odd-Lots) di rekiswe ke Batshwari ba Diabo-Kgoboko (Odd-Lot Holders) ba jwalo ka mokgwa o jwalo ho latela taelo ya balaodi; le

40.1.2 ho fumana hore phaello e etswang ka thekiso e jwalo e lefuwa ho Batshwari ba jwalo ba Diabo-Kgoboko (Odd-Lot Holders).

40.2 Diphaello tsohle tse sa kang tsa batlwa bakeng sa thekiso tsa mofuta o jwalo di ka thesemetswa dipolokelong kapa tsa sebediswa ke balaodi molemong wa Khampani ho fihlela di batluwa, ha feela phaello tse jwalo di sa ka tsa batlwa nakong ya dilemo tse 12 ho tloha letsatsing leo balaodi ba ileng ba etsa hore Diabo-Kgoboko (Odd-Lots) di rekiswe mme di ka nna tsa phatlalatswa di phonyohile balaodi molemong wa Khampani."

10. Mabaka a hore ho sebediswe Qeto e Ikgethang ya Nomoro ya 1

10.1 Lebaka la Qeto e Ikgethang ya Nomoro ya 1 ke ho etsa monyetla ho Article tsa Association tsa Company wa phokotso ya palo ya beng ba diabo ba tshwereng palohare e ka tlase ho diabo tse 100 ka mokgwa o lekanang.

10.2 Tshebediso ya Qeto e Ikgethang ya Nomoro ya 1 ke ho fetola Article tsa Association tsa Company ka moo ho tshwanelehileng ka teng.

11. Qeto e Tlwaelehileng ya Nomoro ya 5 (ordinary resolution number 5)

HO FIHLETSWE QETO ya hore balaodi ba fuwe kapa mona ba fuwa matla a ho etsa Nonoso ya Diabo-Kgoboko (Odd-Lot Offer), letsatsing le tla tsepamiswa ke bolaodi leo e tla ba le hlahlamang la tshebetso ya pokello ya tjhelete e lokelang ho etswa ke Eyomhlaba Investment Holdings Limited ho latela 'black equity ownership programme' eo ho buuwang ka yona lengolong le potolohang le tlang pele ho kopano e hlahlamang eleng kopano e akaretsang ya selemo ya Khampani ("the Odd-Lot Offer"). Nonoso ya Diabo-Kgoboko (Odd-Lot Offer) e tla etswa ho beng ba diabo tse tlwaelehileng ba nang le palohare e ka tlase ho diabo tse tlwaelehileng tse 100 Khampaning letsatsing le tla tsepamiswa ke balaodi. Batshwari bao ba Diabo-Kgoboko (Odd-Lot Holders) ba tla fuwa kgetho:

11.1 Ya ho boloka Thuo ya bona ya Diabo-Kgoboko (Odd-Lot Holding); kappa

11.2 Ya ho eketsa Thuo ya bona ya Diabo-Kgoboko (Odd-Lot Holding) ho fihlela ho diabo tse tlwaelehileng tse 100; kappa

11.3 Ya ho rekisa Thuo ya bona ya Diabo-Kgoboko (Odd-Lot Holding).

Batshwari bao ba ruileng Diabo-Kgoboko (Odd-Lot Holders) ba kgethang ho eketsa Thuo ya bona ya Diabo-Kgoboko (Odd-Lot Holdings) ho fhlela ho diabo tse tlwaelehileng tse 100 ba tla ingodisetse diabo tse ding tse tlwaelehileng ka theko e lekanang le palohare e lekantsweng le theko ya thekiso bakeng sa seabo ka seng se tlwaelehileng sa Khampani ho JSE nakong ya matsatsi a 5 a kgwebisano a tla tsepamiswa ke balaodi ("the Offer Price"). Motshwari ofe kapa ofe wa Diabo-Kgoboko (Odd-Lot Holder) ya sa etseng kgetho ho latela Nonoso ya Diabo-Kgoboko (Odd-Lot Offer) o tla fuwa tshwaro e tshwanang le ya motshwari ya kgethileng ho rekisa Thuo ya hae ya Diabo-Kgoboko (Odd-Lot Holdings). Batshwari ba jwalo ba Diabo-Kgoboko (Odd-Lot Holders) ba kgethang ho rekisa Thuo ya bona ya Diabo-Kgobokole bao ba sa kgetheng ho latela Nonoso ya Diabo-Kgoboko (Odd-Lot Offer) ba tla amohela Theko ya Nonoso (Offer Price), ha mmoho le tjhelete e kaalo ka 5% ya *premium* hodima yona, ho latela seabo se tlwaelehileng se le seng se rekisitsweng.

Qeto e Tlwaelehileng ya Nomoro ya 5 e iktshetlehile ho fetisweng le ho ngodisweng ha Qeto tse Ikgethang tsa Nomoro ya 1 le ya 2 le ho fetisweng ha Qeto e Tlwaelehileng ya Nomoro ya 6.

12. Mabapi le Mabaka a Qeto e Tlwaelehileng ya Nomoro ya 5

12.1 Lebaka la Qeto e Tlwaelehileng ya Nomoro ya 5 ke ho fana ka matlaho balaodi ho amohela nonoso ya diabo-kgoboko (odd-lot offer) ho fana ka bokgoni Khampaning mabapi le ho fokotsa haholo ditjeho tsa ka dinako tsohle tsa tsamaiso tse amanang le ho ba le palo e kgolo ya diabo tse nyenyane. Dintlha tse ding tse fetang mona tse mabapi le nonoso ya diabo-kgoboko (odd-lot offer) le mabaka a teng di hlahiswa karolong ya 6 ya Lengolo le Potolohang (Circular).

12.2 Khampani e ke ke ya amohela Nonoso ya Diabo-Kgoboko (Odd-Lot Offer) eo ho buuwang ka yona Qetong e Tlwaelehileng ya Nomoro ya 5 moo e ka etsang hore ho tlolwe bonyane tlhokeho tse nammeng tsa JSE.

13. Qeto e Ikgethang ya Nomoro ya 2 (special resolution number 2)

HO FIHLETSWE QETO ya hore balaodi ba fuwe kapa mona ba fuwa matla a ho kenya tshebetsong hore Khampani e boele e reke palo ya diabo tseo eleng tsa yona hape tse tlwaelehileng ho ya ka moo ba tla hloka ka teng Thuong ya Diabo-Kgoboko ho ba kgethang ho rekisa Thuo ya Diabo-Kgoboko (Odd-Lot Holdings) tsa bona le bao ba kgethang ho se kgethe letho ho latela Nonoso ya Diabo-Kgoboko (Odd-Lot Offer). Ho rekwa hape ha diabo ho tla etswa ka theko e lekanang le theko ya Nonoso ya Diabo-Kgoboko (Odd-Lot Offer) bakeng sa seabo ka nngwe (eleng palohare e lekantsweng ya theko ya kgwebisono bakeng sa seabo ka nngwe sa diabo tse tlwaelehileng tsa Khampani ho JSE nakong ya matsatsi a 5 a kgwebo mme theko ena e tla tsepamiswa ke balaodi ha mmoho le tefello ya premium ya 5% ka hodimo.

Qeto e Ikgethang ya Nomoro ya 2 e itshetlehile ho fetisweng kapa ngodisong ya Qeto e Ikgethang ya Nomoro ya 1 le ho fetisweng ha Qeto tse Tlwaelehileng tsa Nomoro ya 5 le ya 6, tsa dipallo tsa Molao wa Dikhampani, Nomoro ya 61 wa 1973, ho latela ka moo o ileng wa fetolwa ka teng, le ho latela ditlhoko tsa ho kenngwa lenaneng (listings) tsa JSE.

14. Mabaka a ho kenya tshebetsong Qeto e Ikgethang ya Nomoro ya 2

14.1 Lebaka la Qeto e Ikgethang ya Nomoro ya 2 ke ho fana ka matla ho balaodi, ka mokgwa wa kananelo e ikgethang, ho kenya tshebetsong taba ya hore Khampani e boele e reke diabo tsa yona hape hore e kgone ho kenya tshebetsong Nonoso ya Diabo-Kgoboko (Odd-Lot Offer).

14.2 Ho kenngwa tshebetsong ha Qeto e Ikgethang ya Nomoro ya 2 ke hore balaodi ba fuwe matla a ikgethang a ho kenya Khampani kontrakeng ya ho fumana diabo Khampaning haeba hona ho ka hlokeha phethahatsa tabeng ya Nonoso ya Diabo-Kgoboko (Odd-Lot Offer).

14.3 Palo ya diabo tse tlwaelehileng, tse nang le monyetla wa hore di ka boela tsa rekwa hape ho latela Qeto e Ikgethang (Special Resolution) ya nomoro ya 2 e ke ke ya feta diabo tse tlwaelehileng tse 1 000 000.

14.4 Tlhaloso tseo JSE e hlokang hore Khampani e di etse ho latela qeto ena e ikgethang di fuperwe ke lengolo le potolohang leo tsebiso ena ya kopano e akaretsang e hokeletsweng ho lona.

15. Qeto e Tlwaelehileng ya Nomoro ya 6 (ordinary resolution number 6)

HO FIHLETSWE QETO ya hore balaodi ba fuwe kapa ba fuwa matla mona a ho aba le ho fana ka palo e jwalo ya diabo tse tlwaelehileng tsa Khampani ho latela ka moo ho tla hlokeha ka teng ho ka fihlela palohare ya ditlhoko tsa Batshwari bao ba Diabo-Kgoboko (Odd-Lot Holders) ba kgethang ho eketsa Thuo ya bona ho fihlela ho diabo tse tlwaelehileng tse 100 ho ya ka Nonoso ya Diabo-Kgoboko (Odd-Lot Offer). Diabo tse jwalo di tla ajwa le hore ho fanwe ka tsona ho ya ka Theko ya Nonoso (Offer Price) e tla lekanngwa ho latela palohare ya theko ya kgwebisano ya seabo se seng le se seng se tlwaelehileng sa Khampani ho JSE nakong ya matsatsi a 5 a kgwebisano a tla tsepamiswa ke balaodi.

Qeto e Tlwaelehileng ya Nomoro ya 6 e itshetlehile palong e seng ka tlase ho 75% ya beng ba diabo tse tlwaelehileng, ba tlileng ka sebele sa bona kapa ba nang le baemedi ebile ba na le tokelo ya ho vouta kopanong e akaretsang moo Qeto e Tlwaelehileng ya Nomoro ya 6 e tla lekolwa, e voutelwe ebile e itshetlehile hape le ho fetisweng ha Qeto e Tlwaelehileng ya Nomoro ya 5 le ho fetisweng ekasitana hape le ngodisong ya Qeto tse Ikgethang tsa Nomoro ya 1 le ya 2.

16. Lesedi le Mabapi le Mabaka a Qeto e Tlwaelehileng ya Nomoro ya 6

16.1 Mabaka a Qeto e Tlwaelehileng ya Nomoro ya 6 ke ho fana ka matla ho balaodi ho aba le ho fana ka diabo tse tlwaelehileng ho Khampani ho kgotsofatsa ditlhoko tsa beng ba diabo-kgoboko (odd-lot holders) ba kgethang ho eketsa thuo ya bona ya diabo Khampaning ho fihlela ho diabo tse tlwaelehileng tse 100 ho latela nonoso ya diabo-kgoboko. Dintlha tse ding tse fetang mona mabapi le nonoso ya diabo-kgoboko (odd-lot offer) le mabaka a teng di hlahisitswe karolong ena 6 ya Lengolo le Potolohang (Circular).

16.2 Palo e hodimo ya diabo tse tlwaelehileng, tseo ho nang le monyetla wa hore di ajwe le hore ho fanwe ka tsona, ho latela Qeto e Tlwaelehileng ya nomoro ya 6, e ke ke ya tlola palo ya diabo tse tlwaelehileng tse 3 000 000.

16.3 Tlhaloso tseo JSE e hlokang hore Khampani e fane ka tsona mabapi le qeto e tlwaelehileng di fumaneha kahare ho Lengolo le Potolohang (Circular).

17. Qeto e Ikgethang ya Nomoro ya 3 (special resolution number 3)

HO FIHLETSWE QETO ya hore Article tsa Association tsa Khampani di fetolwe ka ho hlakola polelo ya pele e ntseng e le teng ya *Article* 10.1 ya Article tsa Association mme ho kenngwe polelo ena e latelang sebakeng sa yona:

"Ho latela tokelo dife kapa dife kapa meedi mabapi le mokga ofe kapa ofe kapa mekga ya diabo le ho dipallo tsa Article 6.2, motho e mong le e mong ya teng ebile a na le tokelo ya ho vouta, ka tsela ya ho phahamisa letsoho, jwalo ka setho kapa jwalo ka moemedi kapa jwalo ka moemedi wa mokgatlo wa kgwebo (body corporate) kopanong efe kapa efe ya Khampani, ka tsela ya ho phahamisa letsoho, o tla ba le voutu e le nngwe feela, ho sa natswe hore o na le diabo tsa palo e kae kapa o emetse diabo tsa palo e kae."

Qeto e Ikgethang ya Nomoro ya 3 e itshetlehile ho fetisweng le ngodisong ya Qeto e Ikgethang ya Nomoro ya 4.

Sengolwa kaofela sa *Article* 10, pele ho etswa tokiso ena e hopotsweng, se bopa karolo ya lengolo le potolohang leo tsebiso ya kopano e akaretsang e hokeletsweng ho sona, jwalo ka Sehokelo sa 4.

18. Mabaka a ho kenya tshebetsong Qeto e Ikgethang ya Nomoro ya 3

18.1 Lebaka la Qeto e Ikgethang ya Nomoro ya 3 ke ho netefatsa hore tokelo ya beng ba diabo tsa ABIL ha mmoho le baemedi ba bona ya ho vouta ka ho phahamisa matsoho kopanong efe kapa efe ya Khampani ba dumellana ka ho phethahala le dipehelo tsa Karolo ya 197 ya Molao wa Dikhampani.

18.2 Haeba Qeto e Ikgethang ya Nomoro ya 3, e fetiswa, ho tla fetolwa *Article* 10.1 ya Article tsa Association tsa Khampani ka moo ho loketseng.

19. Qeto e Ikgethang ya Nomoro ya 4 (special resolution number 4)

HO FIHLETSWE QETO ya hore Article tsa Association tsa Khampani di fetolwe ka ho kenya *Article* 10.8 ka morao ho Article tsa 10.7 ho *Article* tse ntseng di le teng tsa Association tsa Khampani:

"10.8 Ho latela dipehelo tsa Karolo ya 189 tsa Molao wa Dikhampani, setho se tla ba le tokelo ya ho kgetha baemedi ba sona ba fetang bonngwe haeba moo ho kgethwang moemedi a le mong ke setho, moemedi e mong le e mong ya jwalo a kgethwa feela mabapi le palo e qoholehileng ya diabo kaofela ke setho se jwalo Khampaning mme palohare ya palo e qoholotsweng jwalo kaofela ya diabo tseo baemedi ba jwalo ba di kgethelwang ke setho ha di fete palohare ya diabo tsa setho. Moo setho se kgethileng moemedi ya fetang a le mong ho latela Article 10.8, dipehelo tsa Article 10.1 di tla sebetsa, ntle le ho di fetola, ho moemedi e mong le e mong ya jwalo, ntle le ha moemedi ya jwalo a kgethilwe boemong bo itseng moo a tla ba le tokelo feela ya karolwana ya palo ya divoutu kaofela Khampaning tseo palohare ya tsona e leng ya boleng bo bonyenyane ba diabo tse mabapi le tseo moemedi ya jwalo a seng a di kgethetswe e etsang palohare ya boleng bo bonyenyane ba diabo kaofela tsa diabo tsohle tse ntshitsweng ke Khampani."

Qeto e Ikgethang ya Nomoro ya 4 e itshetlehile ho fetisweng le ngodisong ya Qeto e Ikgethang ya Nomoro ya 3.

20. Mabaka a ho kenya Qeto e Ikgethang ya Nomoro ya 4

20.1 Mabaka a Qeto e Ikgethang ya Nomoro ya 4 ke ho ananela tokelo ya beng ba diabo khampaning ya setjhaba hore ba kgethe moemedi ya fetang a le mong, jwalo ka ha ho rerilwe Karolong ya 189 ya Molao wa Dikhampani, le ho etsa monyetla wa ka moo tokelo tsa ho vouta di tla laolwa ka teng moo mong wa seabo a kgethileng moemedi ya fetang a le mong.

20.2 Matla a Qeto e Ikgethang ya Nomoro ya 4, haeba e fetiswa, e tla ba ho fetola Article 10 ya Article tsa Association tsa Dikhampani ka moo ho tshwanetseng.

21. Ho vouta le baemedi

Beng ba diabo kaofela ba Khampani ba na le tokelo ya ho ba teng le ho buwa kopanong e akaretsang. Beng ba diabo tse tlwaelehielng kaofela ba tla ba le tokelo ya ho vouta kopanong e akaretsang kapa nakong ya ho ritsa ha yona. Beng ba diabo tse tlwaelehileng kaofela ba tla ba le tokelo ya ho ba teng le ho vouta kopanong e akaretsang kapa ho e nngwe le e nngwe ya yona e ileng ya ritsiswa. Ka ho phahamisa letsoho, e mong le e mong wa batho ba nang le diabo tse tlwaelehileng ya tlileng kopanong ka sebele sa hae kapa ya rometseng moemedi kapa, ha e le Khampani, moo moemedi a kgethilweng ho latela Karolo ya 188 ya Molao wa Dikhampani, o tla ba le voutu e le nngwe. **Setho se nang le tokelo ya ho ba teng le ho buwa kopanong se na le tokelo ya ho kgetha moemedi ho ba teng**

le ho buwa kopanong e jwalo lebitsong la setho se jwalo. Setho se nang le tokelo ya ho ba teng kopanong, ho buwa le ho vouta kopanong se na le tokelo ya ho kgetha moemedi ya tla ba teng kopanong, a buwe le ho vouta kapa ho itshola lebitsong la setho se jwalo.

Moemedi o lokela hore e be setho. Foromo ya boemedi e hokeletswe hore e tlatswe ke setho sefe kapa sefe se nang le setefekeiti kapa se ngodisitseng ka mabitso ao eleng a sona jwalo ka beng ba diabo tse tla behwa paneng ("own-name' registered dematerialised shareholder) se sa kgoneng ho ba teng kopanong ka bosona. Diforomo tsa boemedi di lokela ho tlatswa mme ho nehelanwe ka tsona, kapa di romellwe ka poso di-ofising tsa Bangodi ba Khampani, Ultra Registrars (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), mme di lokela hore di amohelwe nakong ya dihora tse seng ka tlase ho tse 48 pele ho nako ya ho tshwarwa ha kopano. Setho se nang le setefekeiti kapa sa beng ba diabo tse tla behwa paneng se ngodisitseng ka lebitso la sona ("own-name" registered dematerialised shareholder) se tlatsang le ho nehelana ka foromo ya boemedi le ha ho le jwalo se tla ba le tokelo ya ho ba teng kopanong le ho vouta ka sebele sa sona kopanong e akaretsang haeba ka morao ho moo se etsa qeto e jwalo.

Beng ba diabo tse behilweng paneng (dematerialised shares), ntle le beng ba diabo tse behilweng paneng ba ngodisitseng ka mabitso ao eleng a bona ("own-name" registered dematerialised shareholders), ba lokela ho tsebisa Central Securities Depositories Participant ("CSDP") kapa broukara tsa bona ka boikemisetso ba bona ba ho ba teng kopanong e akaretsang le ho fumana tumello e hlokehang ho CSDP kapa broukara bakeng sa ho ba teng kopanong e akaretsang kapa, ntle le moo, ba fane ka ditaelo tsa bona tsa ho vouta ho CSDP kapa broukara tsa bona haeba ba sa kgone ho ba teng ka sebele sa bona kopanong e akaretsang.

Ka taelo ya lekgotla

AFRICAN BANK INVESTMENTS LIMITED

Sarita Martin
Mongodi wa Khampani

12 July 2005

Ofisi e ngodisitsweng

59, 16th Road
Midrand, 1685
(Private Bag X170, Midrand, 1685)

PRINTED BY INCE (PTY) LTD

African Bank Investments Limited

(Registration number 1946/021193/06)
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
Ordinary share code: ABL ISIN: ZAE000030060
Preference share code: ABLP ISIN: ZAE000065215
("the Company" or "ABIL")

Foromo ya tlatsetso ya boemedi (Proxy)

Ditaelo:

E sebediswa feela ke beng ba diabo tse tlwaelehileng tsa ba tshwereng diabo tse nang le ditefekeiti ba ABIL, bakgethwa ba dikhampani tsa Central Securities Depository Participants ("CSDP"), bakgethwa ba dibroukara ba dikhampani le beng ba diabo tse tlwaelehileng ba seng ba behile diabo tsa bona paneng "dematerialised shares" le ba kgethileng ngodiso ka mabitso ao e leng a bona "own-name registration" kopanong e akaretsang ya beng ba diabo tsa ABIL, e tshwarelwang 59, 16th Road, Midrand ha nako e le 10:00 ka Labone la 5 August 2005.

Beng ba diabo tse tlwaelehileng tsa ABIL ba seng ba behile diabo tsa bona paneng ka motjha wa CSDP kapa dibroukara ha ba lokela ho tlatsa foromo ena ya boemedi mme ba lokela ho fana ka ditaelo tsa bona tsa ho vouta ho CSDP kapa broukara tsa bona, ntle le beng ba diabo ba tlwaelehileng ba kgethileng ho ngodiswa ka mabitso ao eleng a bona ngodisong e nyenyane ka motjha wa CSDP kapa wa broukara, moo beng ba diabo ba lokelang ho tlatsa foromo ya boemedi le ho nehelana ka yona ho CSDP kapa ho broukara ho latela tumellano ya Thuo e fihletsweng ke bona le CSDP kapa broukara tsa bona. Beng ba diabo tse behilweng paneng ba batlang ho ba teng kopanong e akaretsang ba lokela ho tsebisa CSDP kapa broukara tsa bona ka maikemisetso a jwalo a bona hore ba tsebe ho nehelana ka tumello e hlokehang ya ho ba teng kopanong.

Nna/Rona (SEBEDISA DITLHAKU TSE KGOLO)

wa/ba

Founu ya mosebetsing (   ) Founu ya hae (   ) jwalo ka mong wa kapa beng ba diabo tse

tlwaelehileng [   ] ba kgethilweng mona (tadima ntlha ya 1 leqepheng le hlahlamang):

kapa ka tlholeho ho,

kapa ka tlholeho ho,

modulasetlo wa kopano e akaretsang ya beng ba diabo,

jwalo ka moemedi wa ka/rona ya/ba tla sebetsa lebitsong la ka/rona kopanong e akaretsang ya beng ba diabo ka sepheo le, haeba ho lokela, tabeng ya ho fetiswa, ka kapa ntle le diphetoho, diqeto tse tla hlahiswa moo le ho retsiswa ho hong le ho hong kapa ho tjhetjhisetswa morao ha kopano e jwalo, le ho voutela le ho ba kgahlano le qeto le kapa ho itshola voutung ya diabo tsa ABIL tse ngodisitsweng ka lebitso la ka kapa la rona (tadima ntlha ya 2 leqepheng le hlahlamang) ka tsela e tjena:

	Dumelang	Hanyetsang	Ba itsholang
Qeto e Tlwaelehileng ya Nomoro ya 1 – Ntlha e Ikgethang le kabo ya 21 212 121 ya diabo tse tlwaelehileng			
Qeto e Tlwaelehileng ya Nomoro ya 2 – E fana ka matla ho bolaodi a ba Dumellang ho khansela boikgethelo le ditokelo tse tswalwang ke Tshebediso ya boikgethelo bona			
Qeto e Tlwaelehileng ya Nomoro ya 3 – Ho fetolwa ha Morero wa Kenelo ya Diabo tsa Basebetsi ba ABIL			
Qeto e Tlwaelehileng ya Nomoro ya 4 – E fana ka matla a dumellang hore ho tsetelwe pejana boikgethelo kapa ditokelo moo diabo tse amehang di leng ka tlase ho palo e itseng			
Qeto e Ikgetheng ya Nomoro ya 1 – Ho fetolwa ha di-Article – *tsa Nonoso ya Diabo-Kgoboko (Odd-Lot Offer)*			
Qeto e Tlwaelehileng ya Nomoro ya 5 – Tumello ya Nonoso ya Diabo-Kgoboko (Odd-Lot Offer authorization)			
Qeto e Ikgethang ya Nomoro ya 2 – Tumello e Ikgethang ya ho boela ho rekwa hape ka sepheo sa Nonoso ya Diabo-Kgoboko (Odd-Lot Offer)			
Qeto e Tlwaelehileng ya Nomoro ya 6 – Nehelano e ikgethang le tumello ya kabo ka sepheo sa Nonoso ya Diabo-Kgoboko (Odd-Lot Offer)			
Qeto e Ikgethang ya Nomoro ya 3 – Ho fetolwa ha di-*Article* – tsa Boemedi bo bongata (Multiple proxies)			
Qeto e Ikgethang ya Nomoro ya 4 – Ho fetolwa ha di-*Article* – tsa Ditokelo tsa ho vouta tsa baemedi			

le ka kakaretso ho ema jwalo ka moedi wa ka kapa wa rona kopanong e boletsweng e akaretsang ya beng ba diabo. (Tshwaya se tshwanelehang. Ha ho se na taelo tseo ho fanweng ka tsona, moemedi o tla ba le tokelo ya ho vouta kapa ho itshola divoutung, ho latela ka moo moemedi a tla bona ho lokela ka teng.)

E saenetswe mohla la 2005

Tshaeno

Mothusi e ne e le (moo ho hlokehang teng)

E mong le e mong ya nang le seabo o na le tokelo ya ho kgetha moemedi a le mong kapa ba palo e fetang moo (eo ho sa tlamehang hore e be o na le seabo kapa ba sa tlamehang hore ba be le seabo sa ABIL) ho ba teng kopanong, ho buwa le ho vouta sebakeng sa motho ya nang le seabo kopanong e akaretsang ya beng ba diabo.

O kopuwa hore o bale dintlha ka leqepheng le ka morao.

Dintlha:

1. Motho ya nang le seabo a ka kenya lebitso la moemedi kapa mabitso a baemedi ba bang ba babedi ba kgetho ya mong wa seabo sekgeong kapa dikgeong tse entsweng, ka ho hlakola kapa ntle le ho hlakola "modulasetulo wa kopano e akaretsang ya beng ba diabo", empa ho hlokolwa ha mofuta ofe kapa ofe ho lokela hore ho be le inisheyale tsa motho ya nang le seabo. Motho eo lebitso la hae le hlahang pele foromong ya boemedi ebile a le teng kopanong e akaretsang ya beng ba diabo o tla ba le tokelo ya ho etsa mosebetsi wa boemedi e le ha ho beheletswe ka thoko mabitso a mang a latelang la hae.

2. Ditaelo tsa motho ya nang le seabo ho moemedi di lokela hore di bontshwe ka ho kenya palo e loketseng ya divoutu tseo mong wa seabo a nang le matla a tsona lebokseng le loketseng, haeba ho tshwanetse, le palo e tlase ya diabo mabapi le tseo moedi a di kgethetsweng. Hore ho tle ho etswe monyetla wa ho vouta ka ho phahamisa matsoho, jwalo ka ntlheng ena, beng ba diabo ba kopuwa hore ba tlatse foromo ya boemedi ka ho hlalosa palo ya diabo tseo ba nang le tsona kapa, haeba ho tshwanetse, palo e jwalo e tlase ya diabo mabapi le eo moemedi a jwalo a e thonyeditsweng. Ho hloleha ho ikamanya le se boletsweng ka hodimo ho tla nkuwa ho fana ka matla ho moemedi ho ka voutela kapa ho itshola divoutung kopanong e akaretsang ya beng ba diabo ho ya ka moo moemedi a nkang ho lokela ka teng mabapi le divoutu kaofela tseo mong wa diabo a nang le tsona moo, empa hona ho itshetlehile ho tse latelang: Mong wa seabo kapa moemedi wa hae ha ba tlameha ho sebedisa divoutu kaofela tseo mong wa seabo a nang le tsona kapa ka tshebediso ya moemedi wa hae, empa palo yohle ya divoutu tse sebedisitsweng ke mong wa seabo kapa moemedi wa hae ekasitana le ha e le baemedi ba hae le mabapi le ka moo boitsholo ba ho vouta bo ngodisitsweng ka teng ha e a lokela ho fetiswa palo ya divoutu tseo mong wa seabo a nang le matla a tsona.

3. Diforomo tsa boemedi di lokela ho nehelwa kapa ho romelwa ka poso di-ofising tsa bangodi ba Khampani ba sebetsanang le tsona, Ultra Registrars (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), hore di finyelle nakong ya dihora tse seng ka tlase ho 48 pele ho nako ya kopano e akaretsang.

4. Ho tlatswa le ho nehelana ka foromo ya boemedi ke beng ba diabo ba nang le diabo tse nang le ditefekeiti, tsa bakgethwa ba dikhampani ba di-CSDP kapa di broukara le beng ba diabo tse behilweng paneng (dematerialised) le ba kgethileng boingodiso ba mabitso ao eleng a bona ho ke ke ha tehela thoko beng ba diabo ba jwalo hore ba ka ba teng kopanong e akaretsang ya beng ba diabo le ho buwa ha mmoho le ho vouta ka sebele sa bona moo ba tehetse ka thoko moemedi ofe kapa ofe ya kgethilweng ho ba emela moo. Beng ba diabo ba behileng diabo tsa bona paneng (dematerialised) le ba batlang ho ba teng ka sebele kopanong e akaretsang ya beng ba diabo ba lokela hore ba laele di-CSDP tsa bona le di broukara hore ba tle ba ba nehela tumello e hlokehang ya ho ba teng kopanong.

5. Bopaki ba ditokomane bo tsepamisang matla a tumello a motho ya saenang foromo ena ya boemedi boemong ba boemedi kapa boemong bo bong ba molao (jwalo ka matla a leqwetha kapa tumello e ngotsweng) bo lokela ho hokelwa foromong ya boemedi.

6. Ho tliswa ha phetoho efe kapa efe kapa tokiso e entsweng foromong ena ya boemedi ho lokela hore ho etsetswe inisheyale ke mosaeni kapa basaeni.

7. Ka tsela ya ho phahamisa letsoho, motho e mong le e mong ya nang le seabo o tla ba le voutu e le nngwe, ho sa natswe hore o na le palo e kae ya diabo kapa ho sa natswe palo ya diabo tseo a di emetseng, ha feela moemedi eo, ho sa natswe palo ya beng ba diabo bao a ba emetseng, o tla ba le voutu e le nngwe feela.

8. Kgethong, motho e mong le e mong ya nang le diabo tse tlwaelehileng tsa ABIL ya teng ka sebele sa hae kapa ya emetsweng ke moemedi o tla ba le voutu e le nngwe bakeng sa seabo se seng le se seng sa ABIL seo a nang le sona.

9. Qeto e voutelwang e tla etsetswa qeto ka tsela ya ho phahamiswa ha matsoho ntle leha kapa nakong ya phatlalatso ya sephetho sa ho phahamiswa ha matsoho, modulasetulo wa kopano kapa motho ofe kapa ofe ya nang le tokelo ya ho vouta kopanong eo a ka batla hore ho be le kgetho.

10. Ha ho ka batlwa kgetho, qeto e neng e loketse hore e voutelwe e tla lokela hore e fihlelwe ka dikgetho.

11. **Beng ba diabo tsa mofuta o sa ananngweng, le tse sa kolleng, tse hlokang ho kenelwa ba ke ke ba e ba le tokelo ya ho vouta, ka sebele sa bona kapa ka tshebediso ya moemedi kopanong eo.**

AFRICAN BANK INVESTMENTS LIMITED

EXEMPTION NO: 082-34828

AFRICAN BANK

African Bank Investments Limited

Black Equity Ownership Programme



General meeting

Contents

Shareholders are invited to join the directors of ABIL at its offices at 59, 16th Road Midrand from 8:30 on Friday, 5 August 2005 for a presentation on the Black Equity Ownership Programme. The general meeting will start at 10h00.



Dear Shareholder

The accompanying circular is a request for you to vote on a variety of issues related to African Bank Investments Limited (ABIL) by completing the proxy forms in the circular or by attending and voting at the ABIL general meeting.

The circular is written in a technical language and is difficult to follow. We have therefore also provided you with this publication that has a simplified summary of the information contained in the circular. We would however encourage you to read the circular to gain a full understanding of the issues that you are requested to vote upon. We need your votes on four sets of issues, being:

1. The Black Equity Ownership Programme;
2. Changes to the employee share participation schemes;
3. An odd-lot offer, and
4. Changes to ABIL's Articles of Association.

We hope you will find this publication useful.

Yours sincerely

Chairman
Ashley Mabogoane

Summary

The following is a summary of the key issues discussed in the circular:

- The Black Equity Ownership Programme is ABIL's proposed scheme that aims to help historically disadvantaged (HD) people to buy an initial 7% of the company. The Programme's objective is to see this HD shareholding grow from 7% to approximately 15% within the next 10 years.
- The introduction of the Black Equity Ownership Programme will require 21 million ABIL shares to be issued to a new company, Eyomhlaba and the ABIL Development Trust, which will hold these shares on behalf of the participants of the Black Equity Ownership Programme. Eyomhlaba will also use the dividends received from ABIL shares and additional debt raised, to grow the number of ABIL shares in the company for the benefit of the participants.
- The ABIL Board also wants participants to be able to vote their proportion of the ABIL shares in Eyomhlaba and this requires changes to ABIL's Articles of Association (rules under which the company operates). These changes can only be made with shareholders approval.
- ABIL has a large number of shareholders who own less than 100 shares (an odd-lot). The company wants to offer such historically disadvantaged individuals the opportunity to use their shares to buy into the Black Equity Ownership Programme. It also wants to offer shareholders who don't use their shares to participate or who are not historically disadvantaged, the opportunity to sell their shares to the company or buy more shares to get their holding in ABIL to a minimum of 100 shares.
- ABIL plans to introduce a new incentive scheme for its employees that will be better structured for the company and for the employees. It needs permission from shareholders to change the rules of the existing incentive schemes to assist with the changeover to the new scheme.

Shareholders will get an opportunity to voice their approval (or disapproval) of these issues by voting at a general meeting to be held at ABIL's offices in Midrand on Friday, 5 August 2005.

AFRICAN BANK

1. Introduction and overview

ABIL is pleased to announce its proposed empowerment initiative, the 'Black Equity Ownership' Programme. This broad-based Programme aims to help historically disadvantaged (HD) people acquire 7% of ABIL. Valued at R600-million, the Programme is designed to see the HD shareholding grow to approximately 15% over the next 10 years. The Programme aims to benefit HD directors and employees of ABIL, existing HD shareholders, HD customers and HD individuals from the general public. ABIL's white employees who do not hold shares in the current share participation scheme will be allowed to participate, to a limited extent, in the Black Equity Ownership Programme. ABIL has designed the Programme to provide the opportunity to benefit a large group of people who are linked to the company.

A new company, Eyomhlaba, will buy and hold ABIL shares on behalf of the participants in the Programme. Eyomhlaba will use the dividends it receives on the ABIL shares and debt financing to buy more shares in ABIL and grow the company for the benefit of the participants.

Participants will not be able to sell their shares in Eyomhlaba for a minimum of five years, after which there will be controlled trading of Eyomhlaba shares allowed between HD individuals only.

2. The idea behind this Programme

ABIL employs and conducts business with a wide variety of South Africans – most of whom have not had access to empowerment opportunities in the past. With the proposed Black Equity Ownership Programme, the company hopes to give these people an opportunity to participate in the country's economy by providing them with a chance to acquire affordable shares within ABIL. To ensure this happens in a sustainable manner, ABIL needs shareholders to agree that it can issue 21 million shares to Eyomhlaba and the Development Trust to lay a strong foundation for the Programme. This will allow the participants to invest their own money and make it possible to raise debt from external sources on an independent basis.

3. Participants in the Black Equity Ownership Programme

3.1. ABIL Development Trust

The ABIL Development Trust will take part in the Black Equity Ownership Programme and it will receive shares in ABIL at the same time as Eyomhlaba. The Trust will add to the corporate social responsibility programmes conducted by the African Bank Foundation. The Trust will be managed by a board of trustees, made up mostly of black people drawn from ABIL's non-executive directors, employees and independent people with the right experience. The Trust will perform a variety of activities which will benefit the public.

3.2. Directors and employees of the ABIL group

Approximately 60% of the Black Equity Ownership Programme shares will be allocated to existing and future directors, management and employees of the ABIL group. All HD employees in the ABIL group as well as qualifying

white employees will participate in the Black Equity Ownership Programme.

Approximately two thirds of these shares will be allocated as follows:

- All qualifying employees (both black and white) will receive R7 500 worth of Eyomhlaba shares; and
- All HD directors and HD employees (excluding the qualifying white employees mentioned above) will be invited to buy additional shares in Eyomhlaba. HD directors will not be able to hold more than 25% of Eyomhlaba's shares.

The remaining one third of the shares will be reserved for future investment by existing and future HD directors and HD employees. If an HD director or HD employee leaves the employment of ABIL, they will continue to hold their shares in Eyomhlaba on the same basis as other Eyomhlaba shareholders. There are no special conditions attached to the shares allocated to HD directors and employees. Qualifying white employees will hold a small stake (less than 1%) of Eyomhlaba's shares. The main reason for including white people in a Black Equity Ownership Programme is that ABIL wants to promote a sense of unity and ensure that all its employee have a stake in the listed shares of ABIL.

3.3. Existing black shareholders

Approximately 15% of Black Equity Ownership Programme shares will go to ABIL's existing black shareholders. The discount available to each existing black shareholder is dependent on the number of shares held by such existing black shareholder. Greater discounts will be offered to those existing black shareholders holding only a few shares.

This offer is only open to existing black shareholders who were ordinary and preference shareholders as at **Friday, 24 June 2005** and are shareholders as at the closing date of the offer to participate in the Programme. Existing black ABIL shareholders may apply for Eyomhlaba shares by using cash and/or sell their ABIL ordinary shares to Eyomhlaba to pay for the Eyomhlaba shares, based on a fixed switch ratio which will be published in a prospectus that will be posted to shareholders towards the end of August.

Any shares not taken up by shareholders will cascade down to the pool reserved for ABIL customers and the general public.

3.4. ABIL's HD customers and HDI's from the general public

The balance of approximately 20% of the Black Equity Ownership Programme shares will go to HD customers and the HD general public. ABIL has a significant client base of which over 90% is estimated to be HD individuals spread across all nine provinces of the country. ABIL wants to recognise these customers by giving them an opportunity to buy Eyomhlaba shares. An offer will also be made to HDI's from the general public to ensure that the Black Equity Ownership Programme is a truly broad-based initiative.

4. Resultant shareholding structure
ABIL's shareholding structure after implementation of the Programme will be as follows:

- Eyomhlaba will raise R150-million in debt funding from Rand Merchant Bank and Barclays Bank to buy more ABIL shares.



ABIL Development Trust
HD directors and employees, and qualifying white employees
Existing HD shareholders
HD customers and HDIs from the general public
R100-million
Eyomhlaba
92,7%
0,2%
7,1%
R150-million
ABIL
R17,5-million
R332,5-million
Funders
RMB/
Barclays

Specific issue of shares at par
* Based on the ABIL share price of R16,50 per share as disclosed in the Black Equity Ownership announcement on 16 May 2005. The closing price of ABIL shares at the last practival date is R19.65.

5. Financing of the initial shareholding
The Black Equity Ownership Programme is made up of the following steps:

- Shareholders are requested to allow ABIL to issue 21 212 121 shares to Eyomhlaba and the Development Trust at 2,5 cents each. The value of these shares is R350-million if a share price of R16,50 is used.
- ABIL's will raise a further R100-million by offering some 30 000 participants shares in the Programme at discounts ranging from 85% to 60%. The closer the participant is to the business, the greater the discount he or she will receive (the proximity principle).

6. Price of the Eyomhlaba shares
Participants will be required to apply for Eyomhlaba shares. The price for Eyomhlaba shares is based on the proximity principle. In terms of this principle the participants closest to the ABIL group are the HD directors and employees. These persons will therefore receive the greatest discount to the value of Eyomhlaba shares. The participants who are in the next category in terms of the proximity principle are HD shareholders, who therefore get a greater discount than HD customers and HD individuals from the general public.

It is intended that approximately

20% of the shares in Eyomhlaba will be kept to issue to the existing and future HD directors and employees over the next three years at smaller discounts.

It is expected that approximately R100-million will be raised from participants at an average discount of 77%.

7. Overview of Eyomhlaba

7.1. Purpose of Eyomhlaba

Eyomhlaba's only responsibility will be the buying and holding of ABIL shares on behalf of its shareholders, which will be the participants in the Programme. The company will also be used to raise debt funding and to receive dividends from the ABIL shares it holds.

7.2. Undertakings in favour of ABIL

In order to protect ABIL shareholders' contribution to the Programme, Eyomhlaba will agree to certain undertakings, with the most important ones being:

- Eyomhlaba will not be allowed to sell its ABIL shares for 10 years.
- Eyomhlaba shareholders will be able to buy and sell their shares after five years. However, this trading will be controlled and will only take place between HD individuals. These undertakings will be included in Eyomhlaba's Memorandum and Articles of Association.

7.3. Exit for Eyomhlaba shareholders

Eyomhlaba is a limited-purpose company, meaning it will operate for a limited period. It is expected that at the end of a 10-year period Eyomhlaba will give each shareholder their proportionate number of ABIL shares, which they will then hold directly.

8. Opinion of the ABIL Board

The Black Equity Ownership Programme has been created to be in line with ABIL's empowerment charter, which the Board approved in 2003. Having considered what this charter hopes to achieve and various other factors in the financial industry, the Board believes that the terms and conditions of the proposed Programme are in the interest of all stakeholders of ABIL.

As a result, the Board suggests that ordinary shareholders vote in favour of the resolutions that will be proposed at a general meeting to be held to approve the Programme.

Due to their interest in the company, ABIL directors who can participate in the Programme will not be allowed to vote at the general meeting. While these directors contributed a lot in the shaping of the Programme, none were part of the Programme's decision-making team.

What shareholders are requested to vote on:

- **Ordinary resolution No. 1 – that ABIL may issue 21 million new shares to Eyomhlaba and the ABIL Development Trust.**

Currently ABIL has two incentive schemes for its employees, the ABIL Employee Share Participation Scheme and Boabab Solid Growth Share Option Scheme. However, because of changes in tax law, new accounting rules and other reasons, ABIL has been looking at other ways to incentivise its employees.

As a result the group remuneration committee discussed and agreed to introduce a new Long-term Incentive Programme, to stop granting options under the existing two share participation schemes, and to change some of the rules in the existing ABIL share schemes to allow a changeover to the new scheme.

The new Long-term Incentive Programme

The group remuneration committee agreed that all future incentives to employees will be determined by a percentage of the profit that the company makes each year. If the company does not make a profit, no bonus will be paid out in that particular year. These guidelines are not cast in stone and the remuneration committee will have the right to change them should the need arise. The new Long-term Incentive Programme will pay out cash rather than shares and has the following key principles and guidelines:

- The profit that ABIL earns will determine the size of the pool (the Rand amount to be allocated to the Long-term Incentive Programme in any year), and the performance of ABIL's business units and individual employees will determine the amount of the pool allocated to each employee.
- The Long-term Incentive Programme will operate like a unit trust which holds only ABIL shares and as the ABIL share price grows, each employee's portion will grow.
- The Long-term Incentive Programme will pay employees their share of each year's profits over the next four years.
- Long-term Incentive Programme units will be awarded to employees with consistent records of high performance and excellence.
- The Long-term Incentive Programme will be shown as payment to employees and a cost that is tax deductable in ABIL's income statement.
- Employees who resign or are dismissed will lose all future income from the Long-term Incentive Programme.

The Long-term Incentive Programme will be introduced in 2005. The company does not need shareholders to approve the new scheme but it does need approval for changes to the current schemes to assist with the changeover to the new scheme. This year's profit pool, together with the number of units to be allocated to employees and individual directors, will be discussed and agreed upon by ABIL's remuneration committee in November 2005, and will be published in the 2005 annual report.

Changes to the existing share schemes

ABIL's existing share schemes will no longer grant more options and, as a result, will be closing down in the next four years, with most of the options becoming available in the next two years.

The company wants to change the rules of existing schemes, to encourage employees to move to the

Changes to the employee share participation schemes

new scheme. The changes in the rules have been designed to put employees in a similar economic position that they are under the existing ABIL share schemes at the moment.

The company wants to offer two alternatives to its employees:

1. To convert their current options into something similar to the new Long-term Incentive Programme, which will allow these payments to be tax deductable for the company.
2. To convert their current options into ABIL shares which they have to pay for and must hold onto at least until such time as the options would have become available to them. If they leave the company before such time, the company will have the right to buy the shares back. This option will also allow the company to deduct these costs for tax purposes.

To encourage employees to change to the new scheme, they will be allowed to take up one set of options earlier. The company also wants employees with only a few options (less than 2 500) to be allowed to take up all of these options immediately.

What shareholders are requested to vote on:

- **Ordinary resolution No. 2 – that the ABIL directors be allowed to cancel existing share options held by employees**
- **Ordinary resolution No. 3 – that the ABIL share participation scheme rules be changed to allow employees to buy the ABIL shares linked to their options**
- **Ordinary resolution No. 4 – that employees with less than 2 500 options may take them up immediately.**

What is an odd-lot?
Odd-lot holdings are shareholdings of less than 100 shares.

What is an odd-lot offer?
An odd-lot offer is when a company offers to buy shares from shareholders with less than 100 shares or gives them an opportunity to increase their shareholding to 100 shares without them having to pay brokerage fees.

Why would a company do an odd-lot offer?
There is a high and ongoing administration cost to having a large number of shareholders. In ABIL's case, approximately 25 900 shareholders have less than 100 shares each. A company will normally offer to buy back the shares of these shareholders at a higher price than the market price because it will reduce the cost of administration connected with a large number of odd-lot holders over the long term.

How will ABIL's odd-lot offer work?
All shareholders who hold less than 100 shares will, for a limited period, be offered the opportunity to:

- sell their odd-lot holding at a price that will be 5% better than the average share price;
- purchase enough additional shares to increase their holdings to 100 shares at the average share price without paying brokerage fees; or
- keep their odd-lot holdings.

The cost of the sale or purchase of the shares will be paid by ABIL.

Important to note
If an odd-lot holder does not select one of the three options above, it will be assumed that he/she wants to sell his/her shares and will automatically receive cash and his/her shares will be cancelled.

When will this odd-lot offer take place?

HD shareholders will first be invited to use their odd-lot shares to take part in the Black Equity Ownership Programme in August and September 2005. For those shareholders who do not use their shares to participate in the Black Equity Ownership Programme, the odd-lot offer will follow a few months later, but before the next annual general meeting, which is expected to be in February 2006. A circular with the details of the odd-lot offer will be posted to shareholders in the next two months.

What shareholders are requested to vote on:

- **Special resolution No.1 – that ABIL's Articles of Association (rules under which the company operates) can be changed to allow for an odd-lot offer.**
- **Special resolution No. 2 – that the company can buy shares from odd-lot holders if the number of shares they want to sell to the company exceeds the number of shares they want to buy.**
- **Ordinary resolution No. 5 – that odd-lot holders be offered the following 3 options:**

1. To sell their odd-lot holding;
2. To purchase enough additional shares to increase their holdings to 100 shares or;

An odd-lot offer to shareholders not participating in the Black Equity Ownership Programme

3. To retain their odd-lot holdings.
- **Ordinary resolution No.6 – that the company can issue new shares to odd-lot holders if they want to buy more shares to take them up to 100 shares.**

Changes to ABIL's Articles of Association

The Articles of Association of the company are the basic rules under which the company operates and these can only be changed if most of the shareholders agree that they may be changed. Currently ABIL's Articles of Association contain some wording that is different to what the Companies Act requires. We request shareholders' permission to change the wording, specifically to allow shareholders in Eyomhlaba to vote at ABIL's general meetings.

What shareholders are requested to vote on:

- **Special resolution No. 3 and 4 – that ABIL changes the wording in its Articles of Association.**

Special dividend

When ABIL announced that it wanted to create the Black Equity Ownership Programme, it also announced that it would pay a special dividend of 70 cents per share to shareholders to compensate for the fact that there would now be 21 million more shares in the company that will participate in the sharing of profits. The payment of this dividend is dependent on shareholders approving ordinary resolution No. 1 that the 21 million shares may be issued to Eyomhlaba and the ABIL Development Trust. It is anticipated that the last day to trade in the ordinary shares in order to be entitled to the special dividend of 70 cents per share is Friday, 19 August 2005.

Contact details

For further information contact:
Lydia du Plessis: (011) 256-9246
Karen de Beer: (011) 256-9048
Hilda Sons: (011) 256-9196
Telefax: (011) 315-3404
Email:
investor.relations@africanbank.co.za

AFRICAN
BANK

reka diabo tse ka tlase ho 100 kapa hore boradiabo ba reke diabo ho fihlella ho 100 (odd-lot offer).

- **Special resolution No. 2 – hore kampane e tla reka diabo, ho boradiabo ba nang le diabo tse ka tlase ho tse 100, ebang palo ya diabo tseo ba batlang ho di rekisetsa kampane, e feta palo ya diabo tseo ba batlang ho di reka.**
- **Ordinary resolution No. 5 – hore odd-lot offer e dumellwe tlatsa dikgetho tse tharo tse latelang:**

1. **hore rekisa diabo tsa bona tse ka tlase ho 100;**
2. **ho rekisa diabo tse lekaneng tsa kekeletso ho ka ekeletsa diabo ho beng 100; kapa**
3. **ho boela ba boloka diabo tsa bona tse ka tlase ho 100.**

- **Ordinary resolution No. 6 – hore kampane e ka nna ya nehelana ka diabo tse ntjha ho boradiabo ba nang le diabo tse ka tlase ho 100, ebang ba batla diabo tse ding ho fihlella diabong tse 100.**

Diphetoho melaong ya ABIL

Melao ya kampane ke moralo, eo kampane e sebetsang tlasa ona, mme melao eo e ka fetolwa feela, ebang boholo ba boradiabo, ba ntsweng leng ho e ka fetolwa. Melao e sebeditsang e ntseng e sebediswa, e na sebedisa mantswe a mang a sa tshwaneng le ao molao wa kampane o e hlokang. Re kopa tumello ya boradiabo ho fetola mantswe ao, haholo ho dumella boradiabo ba Eyomhlaba ho vouta kopanongs tsa kakaretso tsa ABIL.

Seo boradiabo ba koptjwang ho se voutela:

- **Special resolution No. 3 le 4 – hore ABIL e fetole mantswe a sebedisitsweng molaong o tsamaisang kampane.**

Phaello e ikgethileng ya diabo (Special dividend)

Nakong eo ABIL e phatlalatsang hore e ne e batla ho theha Black Equity Ownership Programme, e ile ya boela ya phatlalatsa hore e tla lefa phaello e ikgethileng ya diabo ka disente tse 70 seabo ka seng. Tefello eo e tla lebiswa ho boradiabo, e le ditlhaphiso, ka ha ho tla ba le kekeletso ya diabo tse 21 millione tse ho ba karolo kabong ya dipoeletso tsa kampane. Ditefello tsa phaello ena, di itshitlehile hore boradiabo ba tlhaelle monwana ordinary resolution No.1 ka hore diabo tse dimillione tse 21 di ka nna tsa sebediswa ho Eyomhlaba le ho Development Trust.

Dinomo tseo re fumanehang ho tsona

Bakeng tsa tlhahiso leseding ya tlatsetso, o ka letsatsa ho:
Lydia du Plessis: (011) 256-9246
Karen de Beer: (011) 256- 9048
Hilda Sons: (011) 256-9196
Telefax: (011) 315-3404
Email: investor.relations@africanbank.co.za

Nyehelo ya diabo tse ka tlase ho 100 (odd-lot) ho boradiabo, ba sa nkeng karolo lenanehong la Black Equity Ownership Programme

Ke eng odd-lot?
Odd-lot ke ho ba le diabo tse ka tlase ho 100.

Ke eng odd-lot offer?
Odd-lot offer ke ha kampane e intsha sehlabelo ho reka diabo ho boradiabo ba ka tlase ho diabo tse 100 kapa ho ba neha monyetla wa ho eketsa diabo tsa bona, ho ba 100, ntle le ditefello tsa agente.

Ke hobaneng ha kampane e tla etsa odd-lot offer?
Ho na le ditjheho tse phahameng tsa tsamaiso, ho ena le palo e phahameng ya boradiabo. Mabapi le ABIL, ke boradiabo ba ka bang 25 900 ba nang le diabo tse ka tlase ho 100 motho ka mong. Maemong ao, kampane e intsha sehlabelo ho reka diabo tsa boradiabo bana, ka theko e phahameng, ho feta theko ya mmarakeng. Seo se tla etsa hore e fokotse ditjheho tse phahameng tsa tsamaiso, ha palo ya boradiabo e phahame.

Ekaba odd-lot ya ABIL e tla nehana jwang ka mosebetsi?
Boradiabo kaofela ba nang le diabo tse ka tlase ho 100, ba tla nehwa menyetla tlasa nako e lekantsweng, ya ho:

- rekisa diabo tsa bona tse ka tlase ho 100, ka theko e tlang ho ntlafala ka 5%, ho feta theko e itekanetseng ya diabo;
- ba tla rekisa ka ho lekaneng diabo tse ekeleditsweng, ho ka hodisa diabo tsa bona ho fihlela 100, ka theko e lekanyeditsweng ya diabo, ntle le ditefello tsa agente; kapa
- ba boloke diabo tsa bona tse ka tlase ho 100.

Ditjheho tsa rekisa diabo, di tla lefellwa ke ABIL.

Ntho ya bohlokwa ho e hlokomela
Ebang motho ya nang le diabo tse ka tlase ho 100, ha a kgethe enngwe ya dikgetho tse hlalositsweng kahodimo, ho tla kgollwa hore o batla ho rekisa diabo tsa hae, o tla fumana tjhelete, diabo tsona di hlakolwe.

Ekaba odd-lot offer e tla qala neng ho sebetsa?
Boradiabo ba di-HD ba tla menngwa ho sebedisa diabo tsa bona, tse ka tlase ho 100, hore ba tle ba nke karolo ho Black Equity Ownership Programme ka kgwedi ya Phato le Leotse ka 2005. HO boradiabo bao ba sa sebediseng diabo tsa bona ho nka karolo ho Black Equity Ownership Programme, ho tla latela latela nyehelo ya kampane ho reka diabo tsa bona, kapa ba reke diabo tse ding ho fihlella 100. Seo se tla etsahala kamora dikgwedi tse mmalwa, empa pele ho kopano ya kakaretso ya selemo, eo ho lebelletsweng ho ba ka Hlakola 2006. Circular e nang e tla romelwa ho boradiabo nakong ya dikgwedi tse pedi.

Seo boradiabo ba koptjwang ho se voutela:

- **Special resolution No.1 – hore melawana e laolang ABIL e ka fetolwa ho dumella nyehelo ya kampane ho**

basebetsi le batsamaisi ka bong, di tla tshohlwa le ho dumellanwa ka tsona ke komiti ya ditjhelete ya ABIL ka kgwedi ya Pudungwana 2005. Mme e tla phalatswa tlalehong ya selemo ya 2005.

Diphetoho maanong a sebediswang ha jwale a diabo

Maano a diabo tsa ABIL a sebediswang ka motsotso ona, ha a na ho nehana ka mekgwa e meng ya boikgethelo, ka hoo a tla kwala nakong ya dilemo tse nne tse tlang. Mekgwa e mengatanyana ya ho etsa kgetho, e tla fumaneha nakong ya dilemo tse pedi tse tlang. Kampane e batla ho fetola melao ya maano a sebediswang ha jwale, ho kgothaletsa basebetsi ho kenela leano le letjha. Diphetoho melaong ena, e etseditswe ho beha basebetsi, maemo a tshwanang a moruo, ho ena le maemong ao ba leng ho ona, tlasa maano a jwale ABIL.

Kampane e batla ho nehana ka mekgwa e mmedi ya boikgethelo basebetsing ba yona:

1. Ho fetolela dikgetho tsa bona ho ka tshwanela le leano lena le letjha la long-term incentive programme, tse tlang ho dumella kampane ho ka hula ditefello tsena lekgethong.
2. Ho ka fetolela dikgetho tsa bona, diabong tsa ABIL tseo ba tlang ho di lefella, le ho tswarella, ho fihlela diabo di fumaneha ho bona. Ebang ba tlohela kampaneng pele ho nako, kampane e tla ba le tokelo ya ho kgutlisetsa diabo tseo morao ka ho direka. Kgetho ena e tla boela e dumella kampane, ho hula ditjheheho bakeng tsa lekgetho.

Ho etsa hore basebetsi ba fetolel leanong le letjha, ba tla ba tla dumellwa ho nka enngwe ya dikgetho tse boletsweng ka hodimo. Kampane e batla basebetsi ba nang le dikgetho tse mmalwa (tse ka bang ka tlase ho 2 500) ba dumellwe ho nka dikgetho tsena kaofela ka potlako.

Seo boradiabo ba koptjwang ho voutela hodima sona:

- **Ordinary resolution No. 2 – ke hore batsamaisi ba ABIL ba dumellwe ho hlakola diabo dikgetho tse sebdiswang ha jwale, tse sebediswang ke basebetsi.**
- **Ordinary resolution No. 3 – ke hore melao ya ho nka karolo leanong la diabo tsa ABIL, e fetolwe ho dumella basebetsi hore reka diabo tsa ABIL tse hokahantsweng le dikgetho tsa bona.**
- **Ordinary resolution No. 4 – ke hore basebetsi ba nang le dikgetho tse tlase ho 2500 ba ka nna ba nka dikgetho tsa bona ka potlako.**

Diphetoho tsamaisong ya ho nka karolo ha basebetsi phumantshong ya diabo

Ha jwale ABIL e na le maano a mabedi a merokotso basetsing ba yona, e leng ABIL Employee Share Participation Scheme le Boabab Solid Growth Share Option Scheme. Ka lebaka la diphetoho melaong ya lekgetho, melao e metjha e laolang ditjhelete hammoho le mabaka a mang, ABIL e ne e ntse e leka matsapa a mang bakeng sa merokotso ya basebetsi ba yona.

Ka lebaka leo, komiti ya meputso, e ile ya tshohla le ho dumellana ka ho hlahisa molao o motjha wa Long-term Incentive Programme, ho ka thibela menyetla ya boikgethelo, tlasa mefuta ena e mmedi ya maano le ho fetola melao e meng maanong a ntseng a sebediswa a ABIL. Sena ke ho dumella ho etswa ha diphetoho leanong le letjha.

Leano le letjha la Long-term Incentive Programme

Komiti ya meputso e dumellane hore merokotso nakong e tlang ho basebetsi, e tla laolwa ke sekgahla sa peresente ya kuno, eo kampane e etsang ka selemo. Ebang kampane e sa fumana kuno, ha ho ditjhelete tsa tlatsetso (bonus) tse tlang ho lefshwa selemong seo. Ditataiso tsena ha di hanyetsane le kganyetso, mme komiti ya meputso, e tla ba le tokelo ho ka di fetola ebang ho hlokeha. Long-Term Incentive Programme, e tla lefa kontane ho ena le diabo, mme e na le melao e latelang ya bohlokwa le ditataiso:

- Kuno eo ABIL e e fumanang e tla laola mothamo wa tjhelete e tlang ho abelwa Long-Term Incentive Programme, selemong seo e tlang ho ajwa ka sona. Ho sebetsa ha dihlotshwana kgwebong ya ABIL le mosebeletsing ka mong wa yona, hotla laola mothamo wa tjhelete eo e tlang ho ajelwa mosebeletsi ka mong.
- Long-Term Incentive Programme e tla sebetsa jwalo ka letlole la matsete le bolokang feela diabo tsa ABIL. Jwalo ka ha theko ya diabo tsa ABIL e hola, karolwana ya mosebeletsi ka mong e tla hola.
- Long-term Incentive Programme e tla lefa basebetsi diabo tsa bona, Hoya kuno ya selemo ka seng ya selemo, nakong ya dilemo tse nne tse tlang.
- Di-units tsa Long-term Incentive Programme di tla nehelwa basebetsi ba nang le rekoto e phahameng ya tshebetso le e bileng ntle.
- Long-term Incentive Programme e tla bonwa e le tefello ho basebetsi le ho ba le ditjheho tse lefellang lekgetho setlankaneng sa kuno sa ABIL.
- Basebetsi ba itokollang mosebetsing kapa ba lelekwang ba tla lahlehelwa ke ditjhelete tsa ka moso ho Long-Term Incentive Programme.

The Long-term Incentive Programme e tla tsebisahatswa ka 2005. Kampane ha e hloke tjhaello monwana ya boradiabo leanong le letjha, empa e hloka tjhaello monwana bakeng sa diphetoho maanong a ntseng a sebediswa ha jwale, e le ho thusetsa diphethong tsa leano le letjha. Ditjhelete tse tlang ho ajwa kunong ya selemo sena, mmoho le palo ya di-units tse tlang ho ajelwa

tjhaellwe monwana ke Board ka 2003. Ho o nkela hloko seo ebang tokomane ena e batla ho se fihlella le dinthwana tse ding tse fapa-fapeng, industering ya ditjhelete, Board e dumela hore dipehelo tse sisintsweng tsa lenaneho, ke tse ka tswelang molemo boradiabo ba ABIL. Ka hoo Board e etsa tlhahiso ya ho vouta ha boradiabo, ho tsamaisana le tharollo e tlang ho sisingwa kopanong ya kakaretso e tlang ho tshwarwa ho tjhaella monwana lenaneho lena.

Ho ya ka thahasello ya bona kampaneng, batsamaisi ba ABIL ba ka nkang karolo lenanehong ha ba na ho dumellwa ho vouta kopanong e akaretsang. Hara ditho tsa batsamaisi tsa board (board of directors) ba robedi ba bona, palong ya ba 19, e tla kgola molemo lenanehong lena. Ha ka batsamaisi ba na ba bile le seabo se matla ho bopeng lenaneho, ha ho le ya mong wa bona, eo e neng e le karolo, ho nkuweng ha qeto ka lenaneho lena.

Seo boradiabo ba koptjwang ho vouta ho sona:

- **Ordinary resolution No. 1 – ke hore ABIL e ka nehelana ka diabo tsa yona tse ntjha tse 21 millione ho Eyomhlaba le ABIL Development Trust.**

dinyehlisetso tse qalang ho 85% ya ho 60%. Ya sebedisanang le kampane ka katamellano, o tla fumana menyetla e meholwanyana ya dinyehlisetso.

- Eyomhlaba e tla bokella R150-million, ditefellong tsa melato ho tswa ho *Rand Merchant Bank* hammoho le ho Barclays ho ka reka diabo tse ding ho ABIL.

6. Ditheko tsa diabo tsa Eyomhlaba

Ba nka karolo ba tla koptjwa ho kenya dikopo diabong tsa Eyomhlaba. Ditheko tsa diabo di itshitlehile molaong wa hore katamelano ka tshebedisano le kampane, e tsamaisana le menyetla ya ho fumana dinyehlisetso tse kgolwanyana. Ho ya ka *molao ona*, sehlopha se sebetsang ka katamelano le ABIL *ke batsamaisi ba di-HD*. Batho ba na ba tla fumana dinyehlisetso tse kgolwanyana, ka boleng ba diabo tsa Eyomhlaba. Ba nka karolo mokgahlelong o latelang ho ya ka molao ona wa katamelano ka tshebedisano ke boradiabo ba di-HD, ba fumanang dinyehlisetso tse kgolwanyana ho feta bareki le di-HDIs ka hare ho setjhaba.

Maikemisetso ke hore diperesente tse ka bang 20% tsa diabo tsa Eyomhlaba *di tla bolokwa hore di* nehwe di-HD tse ntseng di le tshebetsong hammoho le tsa ka moso batsamaisi le bona basebetsi ba di-HD, nakong ya dilemo tse tharo tse tlang, ka dinyehlisetso tse fokolang.

Ho lebelletswe ha tjhelete e ka bang R100-millione e tla bokellwa ho tswa ho batho ba nkang karolo, ka dinyehlisetso tse lekanyeditsweng ho 77%.

7. Tlhakisetso e kgutsafaditsweng ka Eyomhlaba

7.1. Maikemisetso a Eyomhlaba

Boikarabello ba Eyomhlaba ke ho reka le ho boloka diabo tsa ABIL, molemong wa boradiabo ba yona, bao ba tlang ho nka karolo ho Black Equity Ownership Programme. Kampane e tla boela e sebediswa ho ka bokella melato hammoho le ho fumana kuno ho tswa *diabong tse bolokilweng* ke ABIL. Tjhelete ena e tla sebediswa ho reka diabo tse ding ho ABIL.

7.2. Ho etsuwa ha ditshepiso molemong wa ABIL

Ho ka tshireletsa nyehelo ya boradiabo ba ABIL lenanehong, Eyomhlaba e tla dumella ditshepiso tse itseng, tsa bohlokwa e leng:

- Eyomhlaba ha e na ho dumellwa ho rekisa diabo tsa yona tsa ABIL nakong ya dilemo tse leshome.
- Boradiabo ba Eyomhlaba *ba tla* dumellwa ho reka le ho rekisa diabo tsa bona kamora dilemo tse hlano. Kgwebelano ena e tla ba tlasa taolo, le ho etsahala dipakeng tsa batho bao e leng di-HD. Ditshepiso tsena di tla kenyeletswa Memorandumong ya Eyomhlaba le melawaneng e laolang kampane.

7.3. Ho tlohela ho beng raseabo ho Eyomhlaba

Eyomhlaba ke kampane e nang le maikemisetso a lekantsweng, se bolelang hore e tla sebetsa nakwaneng e lekanyeditsweng. Ho lebelletswe hore mafelong a selemo sa leshome Eyomhlaba e tla neha boradiabo ba yona karolwana e itseng ya diabo tsa ABIL, tseo ba tlang ho ipolokela tsona.

8. Maikutlo a komiti ya bolaodi (Board) ya ABIL

Black Equity Ownership Programme e thehetswe ho sebedisana le tokomane ya dintlafatso ya ABIL, e neng e

Lenaneho la boitekanelo ho fumaneng ha diabo ke batho ba batsho

3.2. Sehlopha sa Batsamaisi le Basebetsi ba ABIL

Diperesente tse ka bang mashome a tsheletseng tsa diabo tsa Black Equity Ownership Programme, di tla abelwa batsamaisi ba ntseng ba le tshebetsong ha jwale le ba nako e tlang, balaodi le sehlopha sa basebetsi ba ABIL. Basebetsi bohle bao e leng di-HD sehlopheng sa ABIL, hammoho le makgowa a dumelletsweng, ba tla nka karolo ho Black Equity Ownership Programme.

Diabo tse ka bang palo ya bobedi-borarong, di tla ajwa ka mokgwa o latelang:

- Basebetsi bohle ba dumelletsweng (makgowa le ba batsho) ba tla fumana diabo tsa Eyomhlaba tsa boleng ba R7 500; le
- Batsamaisi bohle ba di-HD le basebetsi ba di-HD (ho sa kenyeletswe basebetsi ba makgowa ba kenyeleditsweng kahodimo) ba tla menngwa ho tla reka diabo tse ekeleditsweng tsa Eyomhlaba. Batsamaisi ba di-HD ha ba na ho kgona ho boloka diabo tse fetang 25% diabong tsa Eyomhlaba.

Diabo tse setseng tsa nngwe-borarong di tla bolokwa bakeng sa matsete nakong e tlang, tse tlang ho tsetelwa ke batsamaisi ba di-HD ba jwale le ba nakong e tlang, hammoho le basebetsi ba di-HD. Ebang motsamaisi wa HD kapa mosebetsi wa HD a tlohela mosebetsi wa ABIL, o tla tswelapele ho ba le diabo ho Eyomhlaba, tlasa maemo a tshwanang le a boradiabo ba bang ho Eyomhlaba. Ha ho maemo a ikgethileng diabong tse abelwang batsamaisi ba di-HD le basebetsi ba di-HD. Basebetsi ba makgowa ba tshwanelang ho ba le diabo, ba tla ba le karolwana e ka tlase ho 1% diabong tsa Eyomhlaba. Lebakahadi la ho kenyeletsa makgowa ho Black Equity Ownership Programme ke hore ABIL e batla ho kgothaletsa kopano le ho netefatsa hore basebetsi bohle ba na le mokgekgethwa lenaneng la diabo la ABIL.

3.3. Boradiabo ba batho ba batsho ba seng ba le teng

Diabo tse ka bang 15% tsa Black Equity Ownership Programme di tla nehwa boradiabo ba batho ba batsho ba seng ba le teng ba ABIL. Dinyehlitsetso tse fumanehang ho raseabo ka mong wa boradiabo ba batho ba batsho ba seng ba le teng, di itshetlehile palong ya diabo tseo a nang le tsona. Ho tla nehelwana ka dinyehlisetso tse kgolwanyana ho boradiabo ba batho ba batsho ba seng ba le teng, ba nang le diabo tse mmalwa.

Nyehelo ena e buletswe feela boradiabo ba batho ba batsho ba seng ba le teng bao e neng e le di-ordinaray shareholders le di-preference shareholders kopanong ya **Labohlano la 24 Phuptjhane 2005**, bao hape e ntseng e le boradiabo le letsatsing la ho qetela la nyehelo ya ho ba le karolo lenanehong.

Boradiabo ba ABIL ba batsho ba seng ba le teng ba ka nna ba kenya kopo diabong tsa Eyomhlaba ka ho sebedisa kontane kapa ho rekisetsa Eyomhlaba diabo tsa bona tse ho ABIL, e le ho lefella diabo tse kampaneng ya Eyomhlaba, tse tlang ho phatlalatswa tokomaneng e tlang ho romellwa boradiabo mafelong a kgwedi ya Phato.

Diabo tse sa nkuwang ke boradiabo di tla bolokwa bakeng sa bareki ba ABIL le setjhaba ka kakaretso.

3.4. Bareki ba ABIL le setjhaba ka kakaretso

Tekanyo e ka bang 20% ya diabo tsa Black Equity Ownership Programme e tla nehwa bareki bao e leng di-HD hammoho le ditho ka hare ho

4. Sebopeho se radilweng ka ho ba le diabo ho ABIL

Sebopeho sa boradiabo ba ABIL, kamora ho kenngwa tshebetsong ha lenaneho lena, se tla ba ka mokgwa o latelang:



Boradiabo ba ABIL
ABIL Development Trust
Batsamaisi bao e leng di-HD, base-betsi hammoho le makgowa a dumelletsweng.
Boradiabo ba di-HD
Bareki ba di-HD hammoho le batho bao e leng di-HD ka hara setjhaba.
R100-million
Eyomhlaba
92,7%
0,2%
7,1%
R150-million
ABIL
R17,5-million
R332,5-million
Batshehetsi ba ditjhelete:
RMB/
Barclays

Specific issue of shares at par

* Ho ya ka theko ya seabo ka seng sa ABIL ya R16.50, e tsebisahaditsweng phatlalatsong ya leano la boitekanelo ho beng le diabo ha batho ba batsho ka la 16 Motsheanong 2005. Theko e kwalang diabong tsa ABIL letsatsing la ho qetela ke R19.65

setjhaba tseo e leng di-HD. ABIL e na le moralo wa bohlokwa wa bareki, moo bareki ba ka hodimo ho 90%, ba lekanyetswang ha e le di-HD ho phatlalla le diprofinsi tse robong tsa naha.

ABIL e batla ho e la hloko bareki ba na, ka ho ba neha monyetla wa ho reka diabo tsa Eyomhlaba.

Dinyehelo di tla lebiswa bathong bao e leng di-HD ka setjhabeng ka kakaretso, ho etsa bonnete hore Black Equity Ownership Programme, e fela e le mohato o phatlalletseng.

5. Thusetso ya ditjhelete ho boradiabo ba mathomo

Black Equity Ownership Programme e thekilwe ka mehato e latelang:

- Boradiabo ba koptjwa ho dumella ABIL ho nehelana ka diabo tse 21 212 121 ho Eyomhlaba le ho Development Trust ka 2, 5 ya disente seabo ka seng. Boleng ba diabo tsena ke R350-million, ebang seabo sa theko ya R16, 50 se sebediswa.
- ABIL e tla bokella R100 million, ho ka nehelana ka diabo bathong ba 30 000 ba nkang karolo lenanehong, ka

Kgutsufatso

Se latelang ke kgutsufatso ka dintlha tsa mantlha tse tshohlilweng ho circular:

- Black Equity Ownership Programme, ke lenaneho le sisintsweng ke ABIL, ka maikemisetso a ho thusa batho ba ileng ba tinngwa menyetla nakong ya ho feta. Batho bao ba bitswa di-HD. Mme ba tla reka diabo tsa mathomo tsa kampane ka 7%. Maikemisetso a lenaneho lena, ke ho bona boradiabo ba di-HD ba hola ho tloha ho 7% ho ya ho 15% nakong ya dilemo tse leshome tse tlang.
- Tlhahiso ya Black Equity Ownership Programme e tla hloka diabo tse dimillione tse 21 tsa ABIL, ho kenngwa kampaneng e ntjha ya Eyomhlaba. Eyomhlaba le ABIL Development Trust di tla boloka diabo tsena, molemong wa ba nkang karolo ho Black Equity Ownership Programme. Di tla sebedisa phaello diabong tsa ABIL hammoho le melatong e bokelletsweng, e hodise palo ya diabo tsa ABIL ka hara kampane, molemong wa bao ba nkang karolo.
- Komiti ya bolaodi ya ABIL e leng Board, e batla bao ba nkang karolo, ba kgone ho voutela karolwana e itseng ya diabo tsa bona tse ho ABIL, di kenngwe ho Eyomhlaba. Sena se hloka ho e tswe diphetoho melaong e laolang ABIL. Diphetoho tseo di ka etswa feela, ka ho tjhaellwa monwana ke boradiabo.
- ABIL e na le palo e kgolohadi ya boradiabo, ba nang le diabo tse ka tlase ho 100 (odd-lot). Mme e batla ho neha boradiabo monyetla wa ho sebedisa diabo tseo ho reka, ho Black Equity Ownership Programme, le teng, ebang batho bao, e le di-HD. E boetse e batla ho fa boradiabo ba sa sebediseng diabo tsa bona monyetla wa ho nka karolo, kapa bao e seng di-HD, ho rekisetsa ABIL diabo tsa bona, kapa ba reke diabo tse ngata ho ba tekanyetsong e tlase-tlase ya diabo tse lekgolo.
- ABIL e rera ho hlahisa leano le letjha la merokotso basebetsing ba yona, le tla ba maemong a loketseng kampane le basebetsi ba yona. E hloka tumello ho boradiabo ho fetola melao ya merokotso e sebediswang ha jwale, ho thusetsa ho fetolelweng leanong le letjha.

Boradiabo ba tla fumana monyetla wa ho ananela kapa ho hanana le dintlha tsena, ka ho vouta kopanong e akaretsang, e tlang ho tshwarelwa dikantorong tsa ABIL, Midrand ka la Bohlano la 5 Phato 2005.

AFRICAN BANK

1. Selelekela le tlhaloso *ka bophara*

ABIL e motlotlo ho phatlalatsa tshisinyo ya yona ya dintlafatso ya lenaneho la "Black Equity Ownership" Programme. Maikemisetso a lenaneho lena le phatlalletseng ke ho thusa batho bao e leng di-HD ho fumana 7% ya ABIL. Lenaneho ke la boleng ba R600-million, mme le etseditswe ho bona boradiabo ba di-HD, bo fetla ho 15% nakong e ka hodimo ho dilemo tse leshome. Maikemisetso a lenaneho e boetse ke ho tswela molemo batsamaisi ba di-HD, basebetsi ba ABIL, boradiabo ba di-HD ba nang le diabo ka motsotso ona, bareki ba di-HD, hammoho le motho ka mong eo e leng HD ka hare ho setjhaba. Basebetsi ba ABIL ba makgowa ba se nang diabo leanong le sebetsang ha jwale, la ho nka karolo, ba tla dumellwa ho ba le karolo, ho Black Equity Ownership Programme, empa tlasa dipehelo tse lekanyeditsweng. ABIL e entse lenaneho lena, hore e kgole molemo ho lona, e leng se tlang ho ba molemong wa sehlophahadi sa batho ba sebedisanang le kampane.

Kampane e ntjha ya Eyomhlaba e tla reka le ho boloka diabo tsa ABIL molemong wa bao ba nkang karolo lenanehong lena. Eyomhlaba e tla sebedisa phaello eo e e fumanang diabong tsa ABIL le ditefellong tsa melato, hore reka diabo tse ngata ho ABIL, le ho hodisa kampane molemong wa bao ba nkang karolo.

Ba nkang karolo ha ba na ho kgona ho rekisetsa Eyomhlaba diabo tsa bona, nakong ya bonnyane dilemo tse hlano. Kamorao ho moo, ho tla ba teng kgwebelano e tlang ho ba tlasa taolo, ya diabo tsa Eyomhlaba, e tlang ho dumellwa mothong ka mong eo e leng di-HD feela.

2. Kgopolo e susumeditseng *leano lena*

ABIL e hira le ho etsa kgwebo le ma-Afrika Borwa a arohaneng. Boholo ba ona ha a ka a kgona ho kena menyetleng ya dintlafatso nakong ya ho feta. Ka tshisinyo ya Black Equity Ownership Programme, kampane e tshepa ha e tla bulela batho ba na, monyetla wa ho ba le seabo moruong wa naha, ka hore ba fumane diabo tse kgonehang ho ABIL. Ho netefatsa hore sena se phethahala ka tswelello, ABIL e hloka boradiabo ho e dumella, hore e kenye diabo tse dimillione tse 21 ho Eyomhlaba hammoho le ho Development Trust, ho ka etsa moralo o tihileng wa lenaneho.

Sena se tla dumella ba nkang karolo ho tsetela ditjhelete tsa bona, le ho kgona ho bokella melato ho tswa mehloding e ka ntle, ka mokgwa wa boikemelo.

3. Ba nkang karolo ho Black Equity Ownership Programme

3.1. ABIL Development Trust

ABIL Development Trust e tla nka karolo ho Black Equity Ownership Programme, mme e tla fumana diabo ho ABIL, ka nako e lenngwe le Eyomhlaba.

Trust e tla ekeletsa mananehong a kampane, a nang le boikarabello ho tsa bophelo, a etswang ke African Bank Foundation.Trust ena e tla tsamaiswa ke komiti ya batshepuwa (board of trustees) eo boholo e leng batho ba batsho, e thehilweng ke batsamaisi ba ABIL bao e seng ba phethahatso, basebetsi hammoho le batho ba nang le boiphihlelo bo nepahetseng.

E tla etsa mesebetsi e arohaneng le ho tswela setjhaba molemo.

AFRICAN BANK

African Bank Investments Limited

Black Equity Ownership Programme


opano e akaretsang

Tse tlang ho tshohlwa

Boradiabo ba ya menngwa, ho ikamahanya le batsamaisi ba ABIL dikantorong tsa bona ha 59 16th Road Midrand, ho tloha ka 08H30 ka la Bohlano la 5 Phato 2005. Ho tla etswa tlhakisetso ka lenaneho la Black Equity Ownership Programme. Kopano e akaretsang e tla qala ka hora ya 10H00.



Ditumediso ho Boradiabo
Circular e tsamaisang le tokomane ena, ke kopo ho boradiabo ho vouta dintlheng tse fapa-fapaneng tse a manang le African Bank Investments Limited (ABIL), ka ho tlatsa diforomo tsa dikgetho tse ho circular ena kapa ka ho tla le ho vouta kopanong e akaretsang ya ABIL.

Circular ena e ngotswe ka mokgwa o ikgethileng, hoo ho leng thata ho ka e utlwisisa. Ke ka hoo re o nehang phatlalatso ena, e kgutsufaditsweng le ho bebofatswa, ka tlhahiso leseding e fuperweng ke circular.

Re o kgothalletsa ho bala circular ena, le ho ba le kutlwisiso e feletseng ka dintlha tseo o koptjwang ho etsa voutu ya hao ho tsona. Re hloka voutu, dintlheng tse nne, tseo e leng:

1. Lenaneho la boitekanelo ho beng le diabo bathong ba batsho.
2. Diphetoho tsamaisong ya basebetsi, ho nkeng karolo, phumantshong ya diabo.
3. Nyehelo ho boradiabo ho ntlafatsa diabo tsa bona.
4. Diphetoho melaong tsamaiso ya ABIL.

Re tshepa ha phatlalatso ena, e tlaba molemo ho wena.

Ka boikokobetso

Modulasetulo
Ashley Mabogoane